UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  ANICOM, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE

                         (Title of Class of Securities)

                                   035250-10-9
                                 (CUSIP Number)



  Larry A. Kimmel Robert Fleming Inc. 320 Park Avenue, 11th Floor New York, NY
                              10022 (212) 508-3610
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 4, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 035250-10-9

1     NAME OF REPORTING PERSON

          FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS    (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                                 799,420
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                 927,536
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                  799,420
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                             927,536
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          927,536
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 035250-10-9

1     NAME OF REPORTING PERSON

          FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)    |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
          BERMUDA
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                                 128,116
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                 927,536
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                  128,116
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                             927,536
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   927,536
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)          |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

                                  SCHEDULE 13D

CUSIP NO. 035250-10-9

1     NAME OF REPORTING PERSON

          FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)
                  AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                                 927,536
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                 927,536
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                  927,536
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                             927,536
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          927,536
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)         |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 035250-10-9

1     NAME OF REPORTING PERSON

          FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                                0
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                 927,536
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                  0
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                              927,536
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          927,536
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)         |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 035250-10-9

1     NAME OF REPORTING PERSON

          ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)       |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                                 0
     SHARES                ____________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                 0
       EACH                ____________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                  0
       WITH                ____________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                             927,536
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          927,536
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)          |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IA, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 035250-10-9

1     NAME OF REPORTING PERSON

          ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  (SEE INSTRUCTIONS)
          AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)                            |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED KINGDOM
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                                 0
     SHARES                ___________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                                 0
       EACH                ___________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                                  0
       WITH                ___________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                             927,536
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          927,536
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)         |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          HC, CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer. This statement relates to Common Stock, $0.001 par value per share ("Common Stock"), of Anicom, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive offices is 6133 N. River Road, Suite 1000, Rosemont, IL 60018-5171.

Item 2. Identity and Background. This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds") , and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the indirect parent of RFI (sometimes collectively referred to as the "Reporting Persons").

          The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

          The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

          During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. On May 22, 1997, the US Fund executed the Series A Convertible Preferred Stock Purchase Agreement dated as of May 20, 1997 (attached hereto as Exhibit 2 and incorporated herein by reference) to purchase 6,895 shares of Series A Convertible Preferred Stock, $0.01 par value per share ("Preferred Stock"), of the Issuer for a total purchase price of $6,895,000. The Preferred Stock, which was acquired by the US Fund at closing on June 4, 1997, was convertible into 799,420 shares of Common Stock. The US Fund purchased the Preferred Stock with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock.

          On May 22, 1997, the Offshore Fund executed the Series A Convertible Preferred Stock Purchase Agreement to purchase 1,105 shares of Preferred Stock for a total purchase price of $1,105,000.00. The Preferred Stock, which was acquired by the Offshore Fund at closing on June 4, 1997, was convertible into 128,116 shares of Common Stock. The Offshore Fund purchased the Preferred Stock with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock.

Item 4. Purpose of Transaction. The Funds acquired the Preferred Stock for investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors. None of the Reporting Persons has any present plans which relate to or would result in:


                  (a) The acquisition by any person of additional securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)      Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a)      On June 4,  1997,  the US  Fund  purchased  6,895
                           shares of Preferred Stock ("US Fund Preferred Stock"). The US Fund Preferred Stock was convertible into 799,420 shares of Common Stock ("US Fund Conversion Shares").

                           On June 4, 1997, the Offshore Fund purchased 1,105 shares of Preferred Stock ("Offshore Fund Preferred Stock"). The Offshore Fund Preferred Stock is convertible into 128,116 shares of Common Stock ("Offshore Fund Conversion Shares").

                           Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund and Offshore Fund Conversion Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund and Offshore Fund Conversion Shares. RFH is the indirect 80% owner of RFI. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Fund and Offshore Fund Conversion Shares.

                           Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 3 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

                           As of June 4, 1997, each Reporting Person may be deemed to have owned beneficially 5.2% of Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 15,912,999 shares of Common Stock reported outstanding by the Issuer on May 20, 1997, and (ii) the number of shares of Common Stock (927,536) issuable upon conversion of the US Fund Preferred Stock and Offshore Fund Preferred Stock. The percentage is calculated by dividing 927,536 by 16,840,535, which is the sum of 15,912,999 and
                           927,536.

                  (b)      The   information   required  by  this  paragraph  is
                           reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference.

                  (c) On July 9, 1997, thirty-three and one-third percent (33 1/3%) of the outstanding Preferred Stock was converted into Common Stock at a conversion price of $8.625 under the mandatory conversion provisions contained in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Anicom, Inc, dated as of May 21, 1997 ("Certificate of Designations," attached hereto as Exhibit 4 and incorporated herein by reference). The mandatory conversion reduced each Reporting Person's aggregate beneficial ownership to 5.28%, which percentage is calculated based upon (i) 15,912,999 shares of Common Stock reported outstanding by the Issuer on May 20, 1997; (ii) the number of shares of Common Stock (927,536) issuable upon conversion of the US Fund and Offshore Fund Preferred Stock; and (iii) the number of shares of Common Stock issued upon conversion of the other outstanding Preferred Stock (734,300).

                           As a result of the mandatory conversion, the US and Offshore Funds received 309,178 shares of Common Stock. After the mandatory conversion, the US and Offshore Funds sold 253,800 shares of Common Stock, on dates and in amounts which are set forth in Appendix 3 hereto. Specifically, each Reporting Persons aggregate beneficial ownership fell below 5% on July 14, 1997. To date, the sale of the Common Stock reduced each Reporting Person's aggregate beneficial ownership to 3.80%, which percentage is calculated based upon (i) 15,912,999 shares of Common Stock reported outstanding by the Issuer on May 20,
                           1997; (ii) the number of shares of Common Stock (927,536) issuable upon conversion of the US Fund and Offshore Fund Preferred Stock less the number of shares of Common Stock sold by the US and Offshore Funds (253,800); and (ii) the number of shares of Common Stock issued upon conversion of the other outstanding Preferred Stock (734,300). More information about the mandatory conversion provisions is contained in Item 6, below.

                           Except as set forth above, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

                    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Funds acquired their respective shares of Preferred Stock pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated as of May 20, 1997 and executed by the Funds on May 22, 1997 by and among the Issuer and Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Peter H. Huizenga Testamentary Trust, Peter H. Huizenga, Heidi A. Huizenga, Betsy Huizenga Trust, Greta Huizenga Trust, Peter Huizenga Jr. Trust, Timothy Dean Huizenga Trust, Summer Hill Partners, L.P., Summer Hill R.T. Enterprises Limited Partnership, Garfam Investors, L.L.C., S. James Perlow, Earl Perlow, Mark Perlow, KA Trading, KA Management, CEW Partners, Trust Investments, Inc., The Lincoln Fund, L.P., The Lincoln Fund Tax Advantage, L.P., and The Gordon Fund, L.P. (collectively, the "Purchasers"). The holders of Preferred Stock ("Preferred Stockholders") have the option of participating, on a pro rata basis, in any future issuance by the Issuer of privately placed preferred and/or Common Stock, and the Preferred Stockholders currently are entitled to one vote per share of Common Stock into which each share of Preferred Stock is convertible. The Preferred Stockholders are entitled to receive cumulative preferential dividends at a rate of 5% annually for the first five years and 15% annually thereafter. By virtue of the Series A Convertible Preferred Stock Purchase Agreement, the Purchasers acquired, in the aggregate, 27,000 shares of Preferred Stock for $1,000.00 per share, which shares are convertible, in the aggregate, into 3,130,435 shares of Common Stock.

                  The Certificate of Designations, which sets forth the terms of conversion for the Preferred Stock, contains mandatory conversion provisions. Under these provisions, the Preferred Stock automatically converts in Common Stock upon the following conditions:

                   (i) if, during the first twelve months following the issuance date, the average trading price of the Common Stock is at least 130% of the conversion price, then 33 1/3% of the outstanding Preferred Stock converts into Common Stock;

                  (ii) if during the first twenty-four months following the issuance date, the average trading price of the Common Stock equals or exceeds 160% or 190%, then 66 2/3% and 100%, respectively, of the outstanding Preferred Stock converts in Common Stock; and

                  (iii)    if,  after  the  second   anniversary  of  the
                           issuance date, the average trading price of the Common Stock equals or exceeds 140%, 150% or 175% for year three, four or five, respectively, following the issuance date, then 100% of the outstanding Preferred Stock converts into Common Stock. As discussed in response to Item 5(c), a mandatory conversion pursuant to (i) above occurred on July 9, 1997. The terms of conversion are more fully set forth in
                           Section 4 of the Certificate of Designations.

                  A Stockholder's Agreement dated as of May 20, 1997 (attached hereto as Exhibit 5 and incorporated herein by reference), was entered into by the Issuer, Scott C. Anixter ("Anixter") and each of the Purchasers. The Stockholders' Agreement provides that in the event Anixter receives a bona fide written offer to purchase 20% or more of the shares of Common Stock beneficially owned by him, then each of the individual Purchases shall have the right to sell a proportionate number of their shares of Common Stock then convertible from each Purchaser's Preferred Stock. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement.

                  In the Limited Partnership Agreements of the US Fund and the Offshore Fund, each dated as of September 27, 1996 attached hereto as Exhibits 2 and 6, and incorporated herein by reference), the Funds and their respective limited partners agreed that (i) all investment opportunities would be apportioned between the Funds in proportion to the relative amounts of capital committed to each Fund and (ii) the Funds would sell or otherwise dispose of their investments at substantially the same time, on substantially the same terms, in amounts proportionate to the relative size of their investments.

Item 7.  Material to be Filed as Exhibits:

         Exhibit 1 -       Joint Filing Agreement.

         Exhibit 2 -       Series A Convertible Preferred Stock Purchase
                           Agreement.

         Exhibit 3 -       Limited Partnership Agreement of Fleming US
                           Discovery Offshore Fund III, L.P.

         Exhibit 4 -       Certificate of Designations, Preferences and
                           Rights of Series A Convertible Preferred Stock of
                           Anicom, Inc.

         Exhibit 5 -       Stockholders' Agreement.

         Exhibit 6- Limited Partnership Agreement of Fleming US Discovery Fund III, L.P.

         Appendix 1-       Address, Organization and Principal Business of Each
                           Reporting Person Required by Item 2

         Appendix 2-       Information About Each Reporting Person
                           Required by Item 2

         Appendix 3-       Information About the Disposition of the Issuer's
                           Common Stock Required by Item 5










                 REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*


July 28, 1997            Fleming US Discovery Fund III, L.P.
                              By:  Fleming US Discovery Partners, L.P.,
                                     its general partner
                                         By:  Fleming US Discovery, LLC, its
                                                  general partner

                                              By:  /s/ Robert L. Burr
                                                   Robert L. Burr, member


                          Fleming US Discovery Offshore Fund III, L.P.
                              By:  Fleming US Discovery Partners, L.P., its
                                     general partner
                                         By:  Fleming US Discovery, LLC, its
                                                   general partner

                                              By:  /s/ Robert L. Burr
                                                   Robert L. Burr, member


                          Fleming US Discovery Partners, L.P.
                              By:  Fleming US Discovery, LLC, its
                                     general partner

                                                By:  /s/ Robert L. Burr
                                                      Robert L. Burr, member


                          Fleming US Discovery, LLC

                              By:  /s/ Robert L. Burr
                                   Robert L. Burr, member


                          Robert Fleming, Inc.

                             By: /s/ Arthur A. Levy
                                 Arthur A. Levy, Vice Chairman


                           Robert Fleming Holdings, Ltd.

                              By: /s/ Arthur A. Levy
                                  Arthur A. Levy, Director



*Each of the undersigned Reporting Persons certifies only the information states herein regarding such Reporting Person.

                             JOINT FILING AGREEMENT

                                                                       Exhibit 1

       Pursuant to and in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated July 28, 1997 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Anicom, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

      Executed this day of July 28, 1997.


                         Fleming US Discovery Fund III, L.P.
                            By:  Fleming US Discovery Partners, L.P.,
                                   its general partner
                                   By:  Fleming US Discovery, LLC,
                                        its general partner

                                              By: /s/ Robert L. Burr
                                                  Robert L. Burr, member


                         Fleming US Discovery Offshore Fund III, L.P.
                            By:  Fleming US Discovery Partners, L.P.,
                                   its general partner
                                   By:  Fleming US Discovery, LLC,
                                        its general partner

                                              By:  /s/ Robert L. Burr
                                                   Robert L. Burr, member


                        Fleming US Discovery Partners, L.P.
                            By:  Fleming US Discovery, LLC, its general partner

                                        By:  /s/ Robert L. Burr
                                             Robert L. Burr, member

                        Fleming US Discovery, LLC

                            By: /s/ Robert L. Burr
                                Robert L. Burr, member


                       Robert Fleming, Inc.

                            By: /s/ Arthur A. Levy
                                Arthur A. Levy, Vice Chairman


                       Robert Fleming Holdings, Ltd.

                           By: /s/ Arthur A. Levy
                               Arthur A. Levy, Director

                                                                      EXHIBIT 2



                                                                EXECUTION COPY

-------------------------------------------------------------------------------






                         SERIES A CONVERTIBLE PREFERRED
                            STOCK PURCHASE AGREEMENT



                               DATED MAY 20, 1997

                                  BY AND AMONG

                                  ANICOM, INC.

                                       AND

                   EACH OF THE PURCHASERS LISTED ON EXHIBIT A





-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                          PAGE

SECTION 1   Definitions...................................................  1
    1.1     Defined Terms.................................................  1

SECTION 2   Authorization and Sale of Convertible Preferred Stock.........  4
    2.1     Authorization of Convertible Preferred Stock..................  4
    2.2     Sale and Purchase of Convertible Preferred Stock..............  4
    2.3     Use of Proceeds...............................................  4

SECTION 3   Closing Date; Delivery........................................  5
    3.1     Closing Date..................................................  5
    3.2     Delivery......................................................  5

SECTION 4   Representations and Warranties of the Company.................  5
    4.1     Organization, Good Standing and Qualification.................  5
    4.2     Capitalization................................................  6
    4.3     Subsidiaries..................................................  6
    4.4     Partnerships..................................................  7
    4.5     Authorization.................................................  7
    4.6     Consents......................................................  7
    4.7     Absence of Litigation.........................................  7
    4.8     Insurance.....................................................  7
    4.9     Patents and Trademarks........................................  7
    4.10    Compliance with Other Instruments and Legal Requirements......  8
    4.11    Material Agreements; Action...................................  8
    4.12    Disclosure....................................................  9
    4.13    Brokers' Fees.................................................  9
    4.14    Registration Rights...........................................  9
    4.15    Real Property.................................................  9
    4.16    Tangible Personal Property.................................... 10
    4.17    Environmental Matters......................................... 10
    4.18    Company SEC Reports and Financial Statements.................. 11
    4.19    Changes....................................................... 12
    4.20    Employee Benefit Plans........................................ 13
    4.21    Taxes......................................................... 15
    4.22    Minute Books.................................................. 15
    4.23    Labor and Employment Matters.................................. 16

SECTION 5   Representations, Warranties and Covenants of the Purchasers... 16
    5.1     Accredited Investor; Experience; Risk......................... 16

                                                                          PAGE

    5.2     Investment.................................................... 17
    5.3     Authorization................................................. 17
    5.4     Consents...................................................... 17
    5.5     Brokers' Fees................................................. 17
    5.6     Plan Assets................................................... 17
    5.7     Restrictive Legends........................................... 17

SECTION 6   Conditions to Closing of Purchasers........................... 18
    6.1     Representations and Warranties Correct........................ 18
    6.2     Covenants..................................................... 18
    6.3     Opinion of Company's Counsel.................................. 18
    6.4     No Material Adverse Change.................................... 18
    6.5     Certificate of Designation.................................... 18
    6.6     State Securities Laws......................................... 19
    6.7     Issuance of Shares............................................ 19
    6.8     Certificates.................................................. 19
    6.9     Organizational Documents...................................... 19
    6.10    Stockholders' Agreement....................................... 19

SECTION 7   Conditions to Closing of the Company.......................... 19
    7.1     Representations............................................... 19
    7.2     Covenants..................................................... 19
    7.3     Purchase Price................................................ 19
    7.4     Certificate................................................... 19
    7.5     Stockholders' Agreement....................................... 20

SECTION 8   Covenants of the Company...................................... 20
    8.1     Information................................................... 20
    8.2     Preemptive Rights............................................. 21
    8.3     Shelf Registration............................................ 22
    8.4     Delay and Holdback of Registration............................ 26
    8.5     Negative Covenants............................................ 26

SECTION 9   Miscellaneous................................................. 27
    9.1     Amendment; Waiver............................................. 27
    9.2     Notices....................................................... 27
    9.3     Survival of Representations, Warranties and Covenants......... 28
    9.4     Severability.................................................. 28
    9.5     Successors and Assigns........................................ 28
    9.6     Entire Agreement.............................................. 28
    9.7     Choice of Law................................................. 28

                                                                          PAGE

    9.8     Counterparts.................................................. 28
    9.9     Costs and Expenses............................................ 29
    9.10    Indemnification............................................... 29
    9.11    No Third-Party Beneficiaries.................................. 30

                                  ANICOM, INC.
             SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT



         SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT dated May 20, 1997 (this "AGREEMENT"), by and between ANICOM, INC., a Delaware corporation (the "COMPANY") and each purchaser set forth on Exhibit A hereto (each a "PURCHASER" and collectively, the "PURCHASERS").

         WHEREAS, the Company has issued and outstanding the shares of capital stock described in Section 4.2 hereof and the Company has reserved for issuance additional shares of capital stock upon the exercise of the outstanding convertible securities identified in Section 4.2;

         WHEREAS, the Company proposes to issue and sell, and the Purchasers wish to purchase, shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "CONVERTIBLE PREFERRED STOCK") on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:



                                    SECTION 1

                                   Definitions

         1.1  Defined Terms.  The following terms are defined as follows:

         "AFFILIATE" means, with respect to any Person, (i) any Person in which such Person holds direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person and (ii) any brother, sister, parent, child or spouse of such Person or any Person described in clause (i).

         "BENEFIT ARRANGEMENT" means any benefit arrangement, obligation, custom, or practice, to provide benefits, other than salary, as compensation for services rendered, other than any obligation, arrangement, custom or practice that is an Employee Benefit Plan, including, without limitation, employment or change of control agreements, severance agreements, executive compensation arrangements, incentive programs or arrangements, sick leave, vacation pay, severance pay policies, plant closing benefits, salary continuation for disability, consulting, or other compensation arrangements, workers' compensation, retirement, deferred compensation, bonus, stock option or purchase, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs and employee discounts, in each case with respect to any present or former employees, directors, or agents.

         "CODE" means the Internal Revenue Code of 1986 (or any successor thereto), as amended from time to time.

         "COMPANY BENEFIT ARRANGEMENT" means any Benefit Arrangement sponsored or maintained by the Company or its Subsidiaries or with respect to which the Company or a Subsidiary has or will have any liability (whether actual, contingent, direct or indirect) as of the Closing Date, in each case with respect to any present or former directors, employees, or agents of the Company or the Subsidiaries.

         "COMPANY PLAN" means, as of the Closing Date, any Employee Benefit Plan for which the Company or any Subsidiary has or will have any liability (whether actual, contingent, direct or indirect).

         "COMPANY'S KNOWLEDGE" or derivations thereof shall mean knowledge of the executive officers of the Company, including without limitation, Alan B. Anixter, Scott C. Anixter, Donald C. Welchko, Carl E. Putnam, Robert L. Swanson, Robert Brzustewicz, Sr., Glen M. Nast and Lee Smela.

         "EFFECTIVENESS PERIOD" means the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date.

         "EMPLOYEE BENEFIT PLAN" means any Employee Benefit Plan within the meaning of Section 3(3) of ERISA.

         "ENVIRONMENTAL LAW" means any foreign, federal, state or local statute, regulation, ordinance or rule of common law as now or hereafter in effect in any way relating to the protection of the environment including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. ss.ss. 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. ss.ss. 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. ss.ss. 6901 et seq.), the Clean Water Act (33 U.S.C. ss.ss. 1251 et seq.), the Clean Air Act (42 U.S.C. ss.ss. 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. ss.ss. 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. ss.ss. 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. ss.ss. 651 et seq.) and the regulations promulgated pursuant thereto.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

         "ERISA AFFILIATE" means any Person that is or was at any time treated as a single employer with the Company under Section 414 of the Code or Section 4001 of ERISA.

         "HAZARDOUS MATERIAL" means any substance, material or waste that is regulated by the United States, the foreign jurisdictions in which the Company or its Subsidiaries conducts business, or any state or local governmental authority including, without limitation, petroleum and its by-products, asbestos, and any material or substance that is defined as a "hazardous waste," "hazardous substance," "hazardous material," "restricted hazardous waste," "industrial waste," "solid waste," "contaminant," "pollutant," "toxic waste" or "toxic substance" under any provision of Environmental Law.

         "LIEN" means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

         "MULTIEMPLOYER PLAN" means any Employee Benefit Plan described in
Section 3(37) of ERISA.

         "NEW SECURITIES" means shares of Common Stock of the Company and any securities or other rights convertible or exchangeable into or exercisable for shares of Common Stock; provided, however, "New Securities" does not include (i) Common Stock issued or issuable upon conversion of the Convertible Preferred Stock issued to Purchasers; (ii) securities issued by the Company as part of any public offering pursuant to an effective registration statement under the Securities Act; (iii) equity securities issued in connection with any stock split, stock dividend or recapitalization of the Company; (iv) equity securities issued to management, directors or employees of the Company pursuant to plans and options to purchase equity securities issued in accordance with such plans approved by the Board; or (v) securities issued in connection with any merger, acquisition or other business combination by the Company.

         "PERMITS" means any approvals, authorizations, consents, licenses, permits or certificates.

         "PERMITTED EXCEPTIONS" means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance that have been made available to the Purchasers; (ii) statutory Liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor; (iii) mechanics', carriers', workers', repairers' and similar Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the property so encumbered or the Company or its Subsidiaries; (iv) zoning, entitlement and other land use and environmental regulations by any governmental body, provided that such regulations have not been violated; and (v) such other imperfections in title, charges, easements, restrictions and encumbrances that do not materially detract from the value of or materially interfere with the present use of any Company Property (as hereinafter defined) subject thereto or affected thereby.

         "PERSON" means an individual, partnership, limited liability company, corporation, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

         "QUALIFIED PLAN" means any Employee Benefit Plan that meets or is intended to meet the requirements of Section 401(a) of the Code.

         "REGISTRABLE SECURITIES" means, (i) shares of Common Stock or other securities issued or issuable upon exercise of the Convertible Preferred Stock;
(ii) shares issued in connection with the exercise of the Preemptive Rights as set forth in Section 8.2; and (iii) any other shares of Common Stock or securities issued in respect of such shares (because of stock splits, stock dividends, reclassifications, recapitalization, mergers, consolidation, share exchange or similar events).

         "RELEASE" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal or leaching into the indoor or outdoor environment, or into or out of any property;

         "REMEDIAL ACTION" means all actions to (x) clean up, remove, treat or in any other way address any Hazardous Material; (y) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; or (z) perform pre-remedial studies and investigations or post-remedial monitoring and care.

         "SUBSIDIARIES" means each corporation in which the Company owns or controls, directly or indirectly, capital stock or other equity interests representing at least 50% of the outstanding voting stock or other equity interests.

         "WELFARE PLAN" means any Employee Benefit Plan described in
Section 3(1) of ERISA.



                                    SECTION 2

              Authorization and Sale of Convertible Preferred Stock

         2.1 Authorization of Convertible Preferred Stock. At Closing, the Company will have authorized the issuance and sale to Purchasers of 27,000 shares of Convertible Preferred Stock, having the rights, preferences, privileges and restrictions set forth in the Certificate of Designation attached to this Agreement as Exhibit B hereto (the "CERTIFICATE OF DESIGNATION").

         2.2 Sale and Purchase of Convertible Preferred Stock. In reliance on the representations and warranties of the Company contained herein and subject to the terms and conditions hereof, each Purchaser agrees to purchase from the Company, severally, and the Company agrees to sell to each Purchaser that number of shares of Convertible Preferred Stock set forth next to its name on Exhibit A hereto, for the purchase price of $1,000 per share.

         2.3 Use of Proceeds. The Company agrees to use the full proceeds from the sale of the Convertible Preferred Stock to pay acquisition costs, fees and expenses and other transaction costs and for working capital purposes.

                                    SECTION 3

                             Closing Date; Delivery

         3.1 Closing Date. The closing of the purchase and sale of the Convertible Preferred Stock hereunder (the "CLOSING") shall be held at the offices of Katten Muchin & Zavis, 525 W. Monroe, Suite 1600, Chicago, Illinois 60661 on May 23, 1997, or on such other date or at such other place as Purchasers and the Company shall mutually agree (the date of the Closing being referred to herein as the "CLOSING DATE"); provided that Fleming US Discovery Fund III, L.P., and Fleming US Discovery Offshore Fund III, L.P. (the "FLEMING FUNDS") will close on or about June 4, 1997, or on such other date as the Fleming Funds and the Company shall mutually agree.

         3.2 Delivery. At the Closing, the Company shall deliver to each Purchaser a certificate or certificates evidencing the shares of Convertible Preferred Stock being purchased by it registered in such Purchaser's name against delivery to the Company of payment in an amount equal to the full purchase price of the shares of Convertible Preferred Stock being purchased by such Purchaser by certified check or wire transfer to an account designated by the Company.


                                    SECTION 4

                  Representations and Warranties of the Company

         The Company hereby represents and warrants to, and agrees with, Purchasers as follows:

         4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization,
(ii) has all requisite power and authority to carry on its business, (iii) is duly qualified to transact business and is in good standing in all jurisdictions where its ownership, lease or operation of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not, and reasonably could not be expected to, have a material adverse effect on the business, operations, assets, financial condition, results of operations or business prospects of the Company and its Subsidiaries (a "MATERIAL ADVERSE EFFECT"). The Company has the corporate power and authority and is in possession of all material franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders to
(i) own, lease and operate its properties and to carry on its business as now being conducted and (ii) execute and deliver this Agreement and the documents and instruments contemplated hereby and to consummate the transactions contemplated hereby.

         4.2   Capitalization.

               (a) The authorized capital stock of the Company consists of 30,000,000 shares of common stock, par value $.001 per share ("COMMON STOCK") of which 15,912,999 shares are issued and outstanding, and 1,000,000 shares of preferred stock, par value $.01 per share ("PREFERRED STOCK"), of which 27,000 shares are Convertible Preferred Stock authorized for issuance hereunder. Other than the Convertible Preferred Stock issued pursuant to this Agreement, there are no other shares of Preferred Stock outstanding. The Company has reserved for issuance 3,130,435 shares of Common Stock upon conversion of the authorized shares of Convertible Preferred Stock. Except as listed on SCHEDULE 4.2 and other than obligations arising under any Company Plan also identified on
SCHEDULE 4.2, there are no outstanding securities of the Company convertible into or evidencing the right to purchase or subscribe for any shares of capital stock of the Company, there are no outstanding or authorized options, warrants, calls, subscriptions, rights, commitments or any other agreements of any character obligating the Company to issue any shares of its capital stock or any securities convertible into or evidencing the right to purchase or subscribe for any shares of such stock, and there are no agreements or understandings with respect to the voting, sale, transfer or registration of any shares of capital stock of the Company. No outstanding options, warrants or other securities exercisable for or convertible into shares of capital stock of the Company require anti-dilution adjustments by reason of the consummation of the transactions contemplated hereby.

               (b) The issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable. The shares of Convertible Preferred Stock to be issued pursuant to this Agreement, upon delivery to Purchaser of certificates therefor against payment in accordance with the terms of this Agreement, and the shares of Common Stock issuable upon conversion of such Convertible Preferred Stock of the Company when issued upon conversion of such Convertible Preferred Stock in accordance with the Certificate of Designation, (i) will be validly issued, fully paid and nonassessable, (ii) will be free and clear of all Liens (excluding those of Purchasers) and (iii) assuming that the representations of Purchasers in Section 5 hereof are true and correct, will be issued in compliance with all applicable federal and state securities laws.

         4.3 Subsidiaries. SCHEDULE 4.3 sets forth a complete and accurate list of all Subsidiaries of the Company, showing (as to each such Subsidiary) the date of its incorporation and the jurisdiction of its incorporation. The Company is the sole stockholder of each Subsidiary. The outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable and all such shares represented as being owned by the Company are owned by it, free and clear of all Liens, other than Liens held by Harris Trust and Savings Bank, the Company's senior lender. There are no outstanding securities of any Subsidiary convertible into or evidencing the right to purchase or subscribe for any shares of capital stock of any Subsidiary, there are no outstanding or authorized options, warrants, calls, subscriptions, rights, commitments or any other agreements of any character obligating any Subsidiary to issue any shares of its capital stock or any securities convertible into or evidencing the right to purchase or subscribe for any shares of such stock, and there are no agreements or understandings with respect to the voting, sale, transfer or registration of any shares of capital stock of any Subsidiary.

         4.4 Partnerships. The Company is not a party to, and does not hold, any equity interests in any partnership or limited partnership of any kind.

         4.5 Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each agreement, document or instrument adopted, entered into or delivered in connection herewith (the "TRANSACTION DOCUMENTS") and to perform its obligations hereunder and thereunder. The execution, delivery and performance of the Agreement and the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate, including stockholder, action on the part of the Company. Each Transaction Document has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except to the extent that rights to indemnification and contribution under this Agreement and may be limited by federal or state securities laws or public policy relating thereto.

         4.6 Consents. Except as set forth in SCHEDULE 4.6, other than filing the Certificate of Designation with the Delaware Secretary of State contemporaneously herewith, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, or local governmental authority or other Person on the part of the Company is required in connection with the valid execution and delivery by the Company of the Transaction Documents to which it is a party, or the consummation by the Company of the transactions contemplated by the Transaction Documents to which it is a party.

         4.7 Absence of Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any properties or rights of the Company or its Subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect.

         4.8 Insurance. The Company and it Subsidiaries maintain adequate insurance with respect to their respective businesses and are in compliance with all material requirements and provisions thereof.

         4.9 Patents and Trademarks. The Company and its Subsidiaries have sufficient title and ownership of (or rights under license agreements to use) all patents, trademarks, service marks, trade names, copyrights, trade secrets, proprietary rights and processes ("INTELLECTUAL PROPERTY") necessary for the conduct of their businesses in the ordinary course. There are no outstanding options, licenses or agreements of any kind relating to the foregoing, nor is the Company or any of its Subsidiaries bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, proprietary rights and processes of any other Person. A list of all patents and trademarks owned by the Company or any of its Subsidiaries is set forth on SCHEDULE 4.9(a). Except as set forth on SCHEDULE 4.9(b), within the past five years, the Company has not received any communications alleging that the Company or any of its Subsidiaries has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, proprietary rights and processes of any other Person, nor is the Company aware of any such violations.

         4.10   Compliance with Other Instruments and Legal Requirements.

               (a) None of the Company or any of its Subsidiaries is in violation or default of any provisions of its certificate of incorporation, by-laws, or comparable organizational documents. None of the Company or any of its Subsidiaries is in violation or default in any material respect under any provision, instrument, judgment, order, writ, decree, contract or agreement to which it is a party or by which it is bound or of any provision of any federal, state or local statute, rule or regulation applicable to the Company or any of its Subsidiaries (including, without limitation, any law, rule or regulation relating to protection of the environment and the maintenance of safe and sanitary premises). The execution, delivery and performance of each Transaction Document and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement, or require any consent, waiver or approval thereunder, or constitute an event that results in the creation of any Lien upon any assets of the Company or any of its Subsidiaries.

               (b) The Company and its Subsidiaries have all Permits of all governmental entities required to conduct their respective businesses as proposed to be conducted, except to the extent that the failure to have such Permits would not, and reasonably could not be expected to, have a Material Adverse Effect.

         4.11   Material Agreements; Action. Except as set forth on
SCHEDULE 4.11, there are no material contracts, agreements, commitments, understandings or proposed transactions, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which it is bound which call for an expenditure by the Company of over $100,000 in any single year regarding:
(i) any of their respective officers, directors stockholders or partners or any Affiliate thereof; (ii) the sale of any of the assets of the Company or any of its Subsidiaries other than in the ordinary course of business; (iii) covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any Person in any geographical area or covenants of any other Person not to compete with the Company or any of its Subsidiaries in any line of business or in any geographical area, provided, however, that this subsection (iii) is not subject to the limitation of expenditure of over $100,000 in any single year; (iv) the acquisition by the Company or any of its Subsidiaries of any operating business or the capital stock of any other Person; (v) the borrowing of money; or (vi) the license of any Intellectual Property, other material proprietary right to or from the Company or any of its Subsidiaries. To the Company's Knowledge, all such agreements are in full force and effect and are the legal, valid and binding obligation of the Company or its Subsidiaries, enforceable against them in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). None of the Company or any of its Subsidiaries is in material default under any such agreements nor, to the Company's knowledge, is any other party to any such agreements in material default thereunder in any respect.

         4.12 Disclosure. Neither this Agreement nor any of the Transaction Documents nor any exhibit hereto, nor any report, certificate, or instrument furnished to Purchaser or its counsel in connection with the transactions contemplated by this Agreement, when read together, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

         4.13 Brokers' Fees. Except for Coopers & Lybrand Securities LLC, whose fees will be paid solely by the Company, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder's fee or other commission in connection with the transactions contemplated by this Agreement.

         4.14 Registration Rights. Except as set forth in SCHEDULE 4.14, the Company has not granted or agreed to grant any registration rights, including piggyback registration rights, to any Person.

         4.15   Real Property.

               (a) None of the Company or its Subsidiaries owns real property or interests in real property. SCHEDULE 4.15 sets forth a complete list of all real property and interests in real property leased by the Company and its Subsidiaries (individually, a "REAL PROPERTY LEASE" and the real properties specified in such leases being referred to herein individually as a "COMPANY PROPERTY" and collectively as the "COMPANY PROPERTIES") as lessee or lessor. The Company Properties constitute all interests in real property currently used or currently held for use in connection with the business of the Company and its Subsidiaries and which are necessary for the continued operation of the business of the Company and its Subsidiaries as the business is currently conducted. The Company and its Subsidiaries have a valid and enforceable leasehold interest under each of the Real Property Leases, and none of the Company or any of its Subsidiaries has received any written notice of any default or event which, with notice or lapse of time, or both, would constitute a default by the Company or any of its Subsidiaries under any of the Real Property Leases, except to the extend such default would not, and reasonably could not be expected to, have a Material Adverse Effect. All of the Company Property, buildings, fixtures and improvements thereon owned or leased by the

Company and its Subsidiaries are in good operating condition and repair (subject to normal wear and tear) except for deficiencies which do not have a Material Adverse Effect.

               (b) There does not exist any actual, or to the Company's Knowledge, threatened or contemplated, condemnation or eminent domain proceedings that affect any Company Property or any part thereof, and none of the Company or any of its Subsidiaries has received any written notice of the intention of any governmental body or other Person to take or use all or any part thereof.

         4.16   Tangible Personal Property.

               (a) Schedule 4.16 sets forth all leases of personal property ("PERSONAL PROPERTY LEASES") involving annual payments in excess of $150,000 relating to personal property used in the business of the Company and its Subsidiaries or to which the Company or any of its Subsidiaries is a party or by which the properties or assets of the Company or any of its Subsidiaries is bound.

               (b) Each of the Company and its Subsidiaries has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, and there is no material default under any Personal Property Lease by the Company or any of its Subsidiaries, by any other party thereto, and no event has occurred which, with the lapse of time or the giving of notice or both would constitute a material default thereunder.

               (c) Except as set forth on SCHEDULE 4.16, each of the Company and its Subsidiaries has good and marketable title to all of the items of tangible personal property reflected in the balance sheets referred to in
Section 4.18 (except as sold or disposed of subsequent to the date thereof in the ordinary course of business consistent with past practice), free and clear of any and all Liens other than the Permitted Exceptions. All such items of tangible personal property that, individually or in the aggregate, are material to the operation of the business of the Company and its Subsidiaries are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

               (d) All of the items of tangible personal property used by the Company and its Subsidiaries under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used except for deficiencies which do not have a Material Adverse Effect.

         4.17   Environmental Matters.

               (a) The operations of each of the Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws and all Permits issued pursuant to Environmental Laws or otherwise;

               (b) Each of the Company and its Subsidiaries has obtained all Permits required under all applicable Environmental Laws necessary to operate its business;

               (c) Neither the Company nor any of its Subsidiaries is the subject of any outstanding written order, agreement or arrangement with any governmental authority or Person respecting (i) Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material;

               (d) None of the Company or any of its Subsidiaries has received any written communication alleging either or both that the Company or any of its Subsidiaries may be in violation of any Environmental Law, or any Permit issued pursuant to Environmental Law, or may have any liability under any Environmental Law;

               (e) None of the Company or any of its Subsidiaries has any current contingent liability in connection with any Release of any Hazardous Materials into the indoor or outdoor environment (whether on-site or off-site);

               (f) There are no investigations of the business, operations, or currently or previously owned, operated or leased property of the Company or any of its Subsidiaries pending or, to the Company's Knowledge, threatened that could lead to the imposition of any liability pursuant to Environmental Law; and

               (g) There is not located at any of the properties owned, leased or operated by the Company or any of its Subsidiaries any (i) underground storage tanks, (ii) asbestos-containing material or (iii) equipment containing polychlorinated biphenyls.


         4.18   Company SEC Reports and Financial Statements.

               (a) The Company has delivered to Purchaser true and complete copies of all periodic reports, statements and other documents that the Company has filed with the Securities and Exchange Commission (the "SEC") under the Exchange Act of 1934 (the "EXCHANGE ACT") since December 31, 1995 (collectively, the "COMPANY SEC REPORTS"), each in the form (including exhibits and any amendments thereto) required to be filed with the SEC. As of their respective dates, each of the Company's SEC Reports (i) complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") and the Exchange Act, and the rules and regulations promulgated thereunder, respectively, (ii) were filed in a timely manner, and
(iii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC.

               (b) Each of the audited consolidated financial statements of the Company (including any related notes and schedules thereto) included (or incorporated by reference) in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, is accurate and complete and fairly presents, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis through the periods involved (except as may be noted therein), and in conformity with the SEC's Regulation S-B, the consolidated financial position of the Company and its consolidated subsidiaries as of its date and the consolidated results of operations and changes in financial position for the period then ended.

               (c) Except as and to the extent set forth (or incorporated by reference) in the Company's Annual Report on Form 10-KSB for the calendar year ended December 31, 1996, neither the Company nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether due or to become due, accrued, fixed, contingent, liquidated, unliquidated or otherwise) that would be required by GAAP to be accrued on, reflected on, or reserved against it, in a consolidated balance sheet (or in the applicable notes thereto) of the Company or any of its Subsidiaries prepared in accordance with GAAP consistently applied, other than liabilities or obligations which arose in the ordinary course of business and consistent with past practices since such date and which do not or would not individually or in the aggregate have a Material Adverse Effect.

         4.19 Changes. Except as set forth on SCHEDULE 4.19, since December 31, 1996, there has not been:

               (a) any change in the assets, liabilities, financial condition or operating results of the Company or any of its Subsidiaries, except changes in the ordinary course of business that have not had, in the aggregate, a Material Adverse Effect;

               (b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results or business of the Company or any of its Subsidiaries;

               (c) any waiver by the Company or any of its Subsidiaries of a valuable right or of a material debt owed to it outside of the ordinary course of business or that otherwise could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

               (d) any satisfaction or discharge of any Lien or payment of any obligation by the Company or any of its Subsidiaries that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

                  (e) any change or amendment to a contract or arrangement by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or subject that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

               (f) other than in the ordinary course of business, any material increase in any compensation arrangement or agreement with any employee of the Company or any of its Subsidiaries receiving compensation in excess of $50,000 annually;

               (g) any events or circumstances that otherwise could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

               (h) none of the Company nor any of its Subsidiaries has (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock or equity interests,
(ii) incurred any indebtedness for money borrowed in excess of $100,000, other than bank borrowings in the ordinary course of business, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses not exceeding $50,000, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights for consideration in excess of $50,000 in any one transaction or series of related transactions.

         4.20   Employee Benefit Plans.

               (a) Schedule 4.20(a) contains a complete and accurate list of all Company Plans and Company Benefit Arrangements. Schedule 4.20(a) specifically identifies all Company Plans (if any) that are Qualified Plans.

               (b) With respect, as applicable, to Employee Benefit Plans and Benefit Arrangements and except as would not result in liability in excess of $50,000 (for purposes of this Section 4.20, a Material Adverse Effect):

                     (i) each Qualified Plan that is a Company Plan qualifies under Section 401(a) of the Code, and any trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code;

                     (ii) the Company and the Subsidiaries have no liability (whether actual or contingent, direct or indirect) with respect to any Employee Benefit Plan subject to Section 302 of ERISA or Section 412 of the Code or Title IV of ERISA (including any Multiemployer Plan);

                     (iii) each Company Plan and each Company Benefit Arrangement has been maintained in accordance with its constituent documents and with all applicable provisions of the Code, ERISA and other laws, including federal and state securities laws;

                     (iv) there are no pending claims or lawsuits by, against, or relating to any Employee Benefit Plans or Benefit Arrangements that are not Company Plans or Company Benefit Arrangements that would, if successful, result in liability of the Company, and no such claim or lawsuit (other than routine claims for benefits) has been asserted, instituted or, to the knowledge of the Company and the Subsidiaries, threatened by, against, or relating to any Company Plan or Company Benefit Arrangement, or the Company or the Subsidiaries. To the knowledge of the

Company and the Subsidiary, the Company Plans and Company Benefit Arrangements are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other governmental agency or entity, and no matters are pending with respect to a Qualified Plan under the IRS's Voluntary Compliance Resolution program, its Closing Agreement Program, or other similar programs;

                     (v) no Company Plan or Company Benefit Arrangement contains any provision or is subject to any law that would prohibit the transactions contemplated by this Agreement or that would give rise to any vesting of benefits, severance, termination, or other payments or liabilities as a result of the transactions contemplated by this Agreement, and no payment under any Company Plan or Company Benefit Plan arising as a result of the transactions contemplated by this Agreement, would constitute an excess parachute payment within the meaning of Section 280G of the Code;

                     (vi) with respect to each Company Plan, there has occurred no non-exempt "prohibited transaction" (within the meaning of Section 4975 of the Code) or transaction prohibited by Section 406 of ERISA or breach of any fiduciary duty described in Section 404 of ERISA that would, if successful, result in any liability for the Company or any Stockholder, officer, director, or employee of the Company;

                     (vii) all material reporting, disclosure, and notice requirements of ERISA and the Code have been satisfied with respect to each Company Plan and each Company Benefit Arrangement;

                     (viii) payment has been made of all amounts that the Company and each
Subsidiary is required to pay as contributions to the Company Benefit Plans as of the last day of the most recent fiscal year of each of the plans ended before the date of this Agreement and all benefits accrued under any unfunded Company Plan or Company Benefit Arrangement will have been paid, accrued, or otherwise adequately reserved in accordance with GAAP as of the Balance Sheet Date;

                     (ix) the Company and the Subsidiaries have no liability (whether actual, contingent, with respect to any of its assets or otherwise) with respect to any Employee Benefit Plan or Benefit Arrangement that is not a Company Benefit Arrangement or with respect to any Employee Benefit Plan sponsored or maintained (or which has been or should have been sponsored or maintained) by any ERISA Affiliate;

                     (x) all group health plans of the Company and its ERISA Affiliates have been operated in material compliance with the requirements of Sections 4980B (and its predecessor) and 5000 of the Code;

                     (xi) no employee or former employee of the Company or beneficiary of any such employee or former employee is, by reason of such employee's or former employee's employment, entitled to receive any welfare benefits, including, without limitation, death or medical benefits (whether or not insured) beyond retirement or other termination of employment as described in Statement of Financial Accounting Standards No. 106, other than (i) deferred compensation benefits accrued as liabilities on the Closing Statement or listed in Schedule 4.20(a) or (ii) continuation coverage mandated under Section 4980B of the Code or other applicable law.

               (c) Schedule 4.20(c) hereto sets forth an accurate list, as of the date hereof, of all officers, directors, and key employees of the Company and lists all employment agreements with such officers, directors, and key employees and the rate of compensation (and the portions thereof attributable to salary, bonus, and other compensation respectively) of each such Person as of
(a) December 31, 1996 and (b) the date hereof.

               (d) The Company has not declared or paid any bonus compensation in contemplation of the transactions contemplated by this Agreement.

        4.21 Taxes. All federal, state, local and foreign tax returns, reports and statements required to be filed by the Company and its Subsidiaries have been filed with the appropriate governmental agencies in all jurisdictions in which such returns, reports and statements are required to be filed and all such returns, reports and statements are true, complete and correct in all respects. All taxes, charges and other impositions due and payable by the Company and its Subsidiaries have been paid in full on a timely basis except where contested in good faith and by appropriate proceedings if adequate reserves therefor have been established on the books and records of the Company or Subsidiary in accordance with GAAP consistently applied. The provision for taxes of each of the Company and its Subsidiaries as shown in the Company SEC Reports is sufficient for all unpaid taxes, charges and other impositions of any nature due or accrued as of the date hereof, whether or not assessed or disputed. Proper and accurate amounts have been withheld by the Company and its Subsidiaries from their respective employees for all periods in full and complete compliance with the tax, social security and unemployment withholding provisions of applicable federal, state, local and foreign law and such withholdings have been timely paid to the respective governmental agencies. The Company has not received notice of any audit or of any proposed deficiencies from any governmental authority, and no controversy with respect to taxes of any type is pending or threatened. Except for routine filing extensions granted as a matter of right under applicable law, none of the Company or any of its Subsidiaries has executed or filed with the Internal Revenue Service or any other governmental authority any agreement or other document extending, or having the effect of extending, the period of assessment or collection of any taxes, charges or other impositions. None of the Company or any of its Subsidiaries has agreed or is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise. Further, none of the Company or any of its Subsidiaries has any obligation under any tax-sharing agreement.

         4.22 Minute Books. The minute books of the Company and each of its Subsidiaries contain a complete summary of all material actions by their respective directors and stockholders since the date of their respective incorporation and reflect all transactions referred to in such minutes accurately in all material respects.

         4.23 Labor and Employment Matters. With respect to employees of and service providers to the Company and the Subsidiaries: (a) the Company and the Subsidiaries are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including without limitation any such laws respecting employment discrimination, workers' compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements, and have not and are not engaged in any unfair labor practice; (b) there is not now, nor within the past three years has there been, any unfair labor practice complaint against the Company or any Subsidiary pending or, to the Company's or any Subsidiary's knowledge, threatened before the National Labor Relations Board or any other comparable authority; (c) there is not now, nor within the past three years has there been, any labor strike, slowdown or stoppage actually pending or, to the Company's or any Subsidiary's knowledge, threatened against or directly affecting the Company or any Subsidiary; (d) to the Company's or any Subsidiary's knowledge, no labor representation organization effort exists nor has there been any such activity within the past three years; (e) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and, to the Company's or any Subsidiary's knowledge, no claims therefor exist or have been threatened; (f) the employees of the Company and the Subsidiaries are not and have never been represented by any labor union, and no collective bargaining agreement is binding and in force against the Company or any Subsidiary or currently being negotiated by the Company or any Subsidiary; and (g) to the Company's knowledge, all Persons classified by the Company or its Subsidiaries as independent contractors do satisfy and have satisfied the requirements of law to be so classified, and the Company and its Subsidiaries have fully and accurately reported their compensation on IRS Forms 1099 when required to do so. To the Company's knowledge, none of the employees of the Company or any of its Subsidiaries is obligated under any contract or other agreement (including licenses, covenants or commitments of any nature), or subject to any judgment, decree or order of any court or administrative agency, that materially interferes with the use of the employee's best efforts to promote the interests of the Company and its Subsidiaries or conflicts with the business as proposed to be conducted by the Company or its Subsidiaries.



                                    SECTION 5

           Representations, Warranties and Covenants of the Purchasers

         Each Purchaser severally hereby represents and warrants to and agrees with the Company, as to itself only, as follows:

         5.1 Accredited Investor; Experience; Risk. Purchaser is an accredited investor within the definition of Regulation D promulgated under the Securities Act. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Convertible Preferred Stock pursuant to this Agreement.

         5.2 Investment. Purchaser is acquiring the Convertible Preferred Stock for investment purposes only, for its own account and not with a view to, or for resale in connection with, any distribution thereof in violation of applicable law.

         5.3 Authorization. Purchaser represents that it has all requisite power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party. Assuming the due authorization, execution and delivery of the Transaction Documents by each other party thereto, each Transaction Document to which Purchaser is a party constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except to the extent that rights to indemnification and contribution under this Agreement may be limited by federal or state securities laws or public policy relating thereto.

         5.4 Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, or local governmental authority or other Person on the part of Purchaser is required in connection with the valid execution and delivery by Purchaser of the Transaction Documents to which it is a party, or the consummation by Purchaser of the transactions contemplated by the Transaction Documents to which it is a party, except for such filings as have been made prior to the Closing.

         5.5 Brokers' Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finder's fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Purchaser.

         5.6 Plan Assets. Purchaser is not, and no source of the funds to be used by Purchaser to acquire the Convertible Preferred Stock are, a "Plan Asset" as such phrase is defined within the U.S. Department of Labor regulations 2510.3-101.

         5.7 Restrictive Legends. Purchaser understands that the certificates or other instruments representing each of the shares of Convertible Preferred Stock and the shares of common stock issuable upon conversion thereof (the "CONVERSION SHARES"), shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates) until such time as the sale of the Conversion Shares have been registered under the Securities Act as contemplated hereunder:


         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE

         REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.


If such Purchaser desires to sell or otherwise dispose of all or any part of the Convertible Preferred Stock or shares of any Conversion Shares owned by it under an exemption from registration under the Securities Act, and if requested by the Company, such Purchaser shall deliver to the Company an opinion of counsel, which may be counsel for the Company, that such exemption is available.



                                    SECTION 6

                       Conditions to Closing of Purchasers

         Each Purchaser's obligation to purchase the Convertible Preferred Stock at the Closing is, at the option of that Purchaser, subject to the fulfillment on or prior to the Closing Date of the following conditions:

         6.1 Representations and Warranties Correct. The representations and warranties made by the Company in Section 4 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of such date.

         6.2 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

         6.3 Opinion of Company's Counsel. Purchasers shall have received from Katten Muchin & Zavis, counsel to the Company, an opinion addressed to Purchasers, dated the Closing Date, in substantially the form of Exhibit C hereto.

         6.4 No Material Adverse Change. Since December 31, 1996, there shall not have occurred any events or circumstances that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

         6.5 Certificate of Designation. The Certificate of Designation shall have been duly adopted and executed by the Company and filed with the Delaware Secretary of State.

         6.6 State Securities Laws. All registrations, qualifications and Permits required under applicable state securities laws, if any, shall have been obtained for the lawful execution, delivery and performance of this Agreement.

         6.7 Issuance of Shares. The Company shall have issued at least 19,000 shares of Convertible Preferred Stock at the Closing pursuant to this Agreement.

         6.8 Certificates. Purchasers shall have received a certificate of the President or the Chief Financial Officer of the Company to the effect set forth in Sections 6.1, 6.2, 6.4, and 6.5.

         6.9 Organizational Documents. The Company shall have delivered to each Purchaser certified copies of the charter and bylaws of the Company in effect at the Closing.

         6.10 Stockholders' Agreement. The Company and Scott Anixter shall have executed and delivered to each Purchaser a stockholders' agreement substantially in the form of Exhibit D hereto (the "Stockholders' Agreement").

         6.11 Consents. The Company shall have received the consents, or waivers thereto, set forth on Schedule 4.2.



                                    SECTION 7

                      Conditions to Closing of the Company

         The Company's obligation to issue and sell the Convertible Stock at the Closing is, at the option of the Company, subject to the fulfillment of the following conditions:

         7.1 Representations. The representations and warranties made by each Purchaser in Section 5 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of such date.

         7.2 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by each Purchaser on or prior to the Closing Date shall have been performed or complied with in all respects.

         7.3 Purchase Price. Each Purchaser shall have tendered the purchase price for the Convertible Preferred Stock as set forth on Exhibit A hereto by certified check or wire transfer, subject to the later Closing scheduled for the Fleming Funds.

         7.4 Certificate. The Company shall have received a certificate from each Purchaser to the effect set forth in Sections 7.1 and 7.2.

         7.5 Stockholders' Agreement. Each Purchaser shall have executed and delivered to the Company the Stockholders' Agreement.

         7.6 Consents. The Company shall have obtained the consents, or waivers thereto, set forth on Schedule 4.2.



                                    SECTION 8

                            Covenants of the Company

         8.1 Information. After the Closing Date and until a Purchaser (i) no longer owns any shares of Convertible Preferred Stock or (ii) requests otherwise, the Company will send each Purchaser any and all materials which it sends to the holders of its Common Stock. Additionally, commencing on May 1, 1999, in the event that a Purchaser owns any of the shares of Convertible Preferred Stock, the Company, upon written request of that Purchaser, shall deliver to that Purchaser the information specified in this Section 8.1:

               (a) Monthly Financial Statements. As soon as available, but in any event not later than forty-five (45) days after the end of each monthly fiscal period (other than the last monthly fiscal period of the fourth fiscal quarter of the Company), the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of each such period and the related unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for such period and for the elapsed period in such fiscal year, all in reasonable detail and stating in comparative form the figures as of the end of and for the comparable periods of the preceding fiscal year. All such financial statements shall be prepared in accordance with GAAP on a consistent basis throughout the periods reflected therein except as stated therein and shall be accompanied by a certificate of the Company's president or chief financial officer to such effect.

               (b) Board Materials. As soon as available, all materials which the Company distributes to the members of the Board of Directors will be sent to Purchaser.

               (c) Other Reports and Statements. Promptly (but in any event within ten (10) days) after any distribution to its stockholders generally, to its directors or to the financial community of an annual report, definitive proxy statement, registration statement or other similar report or communication, a copy of each such annual report, proxy statement, registration statement or other similar report or communication and promptly (but in any event within ten (10) days) after any filing by the Company with the SEC or with any national securities exchange or market system, of any publicly available annual or periodic or special report or proxy statement or registration statement, a copy of such report or statement and copies of all press releases and other statements made available generally by the Company to the public concerning material developments in the Company's business.

               (d)   A Purchaser who requests such information pursuant to this
Section 8.1 (a "REQUESTING PURCHASER") hereby acknowledges that it is aware of the restrictions imposed by federal and state securities laws on a person possessing material nonpublic information about a company. In this regard, a Requesting Purchaser hereby agrees that while it is in possession of material nonpublic information with respect to the Company and its subsidiaries, such Requesting Purchaser will not purchase or sell any securities of the Company, or communicate such information to any third party, in violation of any such laws. Such Requesting Purchaser also agrees that, if requested by the Company, such Requesting Purchaser will cause any of its representatives, consultants or advisors who have been or may become apprised of any material nonpublic information about the Company to give a written undertaking to the same effect to the Company.

         8.2 Preemptive Rights. If, after the Closing Date, the Company shall propose to issue or sell New Securities or enters into any contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance or sale of any New Securities and a Purchaser still holds twenty percent (20%) of the Convertible Preferred Stock acquired hereby by such Purchaser, then each such Purchaser shall have the right to purchase that number of New Securities at the same price and on the same terms proposed to be issued or sold by the Company so that such Purchaser would after the issuance and sale of all such New Securities, hold the same proportional interest of the then outstanding shares of Common Stock (assuming that any outstanding securities or other rights, including the Convertible Preferred Stock, convertible or exchangeable into or exercisable for Common Stock have been converted, exchanged or exercised) as was held by such Purchaser immediately prior to such issuance and sale (the "PROPORTIONATE PERCENTAGE").

         The Company shall give each Purchaser written notice of its intention to issue and sell New Securities, describing the type of New Securities, the price and the general terms and conditions upon which the Company proposes to issue the same. Each Purchaser shall have twenty-five (25) days from the giving of such notice to agree to purchase all (or any part) of its Proportionate Percentage of New Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

         If Purchasers fail to exercise in full such right within twenty-five
(25) days, the Company shall have one hundred twenty-five (125) days thereafter to sell the New Securities in respect of which Purchasers' rights were not exercised, at a price and upon general terms and conditions no more favorable to the buyers thereof than specified in the Company's notice to Purchasers pursuant to this Section. If the Company has not sold the New Securities within such one hundred twenty-five (125) day period, the Company shall not thereafter issue or sell any New Securities, except by giving Purchasers the right to purchase their Proportionate Percentage in the manner provided above.

         8.3   Shelf Registration.

               (a) Within 45 days after the Closing Date, the Company shall prepare and file with the SEC a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (a "SHELF REGISTRATION") registering the resale from time to time by Purchasers of all of the Registrable Securities (the "INITIAL SHELF REGISTRATION"). The Registration Statement for any Shelf Registration shall be on Form S-3 or another appropriate form permitting registration of such Registrable Securities for resale by Purchasers in the manner or manners designated by them. The Company shall use its best efforts to cause the Initial Shelf Registration to become effective under the Securities Act as promptly as is practicable and to keep the Initial Shelf Registration continuously effective under the Securities Act until the end of the Effectiveness Period. If the Company fails to file the Initial Shelf Registration within 45 days after the Closing Date, then, unless such a delay is attributable to any Purchaser not timely providing information reasonably requested by the Company, the dividend payable upon the Convertible Preferred Stock shall increase to 15% per annum until such Initial Shelf Registration is filed. In such instance, upon filing such Initial Shelf Registration, the dividend shall revert to 5%. Notwithstanding the foregoing, until the Initial Shelf Registration is declared effective by the Securities and Exchange Commission, no shares of Convertible Preferred Stock shall be converted pursuant to Section 4(b) of the Certificate of Designation.

               (b) If the Initial Shelf Registration or any Subsequent Shelf Registration (as defined below) ceases to be effective for any reason at any time during the Effectiveness Period (other than because all Registrable Securities shall have been sold or shall have ceased to be Registrable Securities), the Company shall use its best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty days of such cessation of effectiveness amend the Shelf Registration in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration covering all of the Registrable Securities (a "SUBSEQUENT SHELF REGISTRATION"). If a Subsequent Shelf Registration is filed, the Company shall use all reasonable efforts to cause the Subsequent Shelf Registration to become effective as promptly as is practicable after such filing and to keep such Registration Statement continuously effective until the end of the Effectiveness Period.

               (c) The Company shall supplement and amend the Shelf Registration if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration, if required by the Securities Act or the SEC, or if reasonably requested by Purchasers.

               (d) From time to time, the Company shall prepare and file with the SEC a post-effective amendment to the Shelf Registration or a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or any other required document, so that such Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provide Purchasers copies of any documents filed in such numbers as Purchasers shall reasonably request; and inform Purchasers that the Company has complied with its obligations and that the Registration Statement and related Prospectus may be used for the purpose of selling all or any of such Registrable Securities (or that, if the Company has filed a post-effective amendment to the Shelf Registration which has not yet been declared effective, the Company will notify Purchasers to that effect, will use its best efforts to secure promptly the effectiveness of such post-effective amendment and will immediately so notify Purchasers when the amendment has become effective).

                  (e) Registration Expenses. All fees and expenses incident to the Company's performance of or compliance with a Shelf Registration pursuant to this Agreement shall be borne by the Company whether or not any Registration Statement becomes effective. Such fees and expenses shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with federal securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel to Purchasers in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as Purchaser may designate)), (ii) printing expenses, (iii) messenger, telephone and delivery expenses, (iv) reasonable fees and disbursements of counsel for the Company and counsel for Purchasers in connection with the Registration not to exceed $10,000, (v) fees and disbursements of the Company's independent certified public accountants (including the expenses of any special audit and "comfort" letters required by or incident to such performance) and (vi) Securities Act liability insurance obtained by the Company in its sole discretion. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or the Nasdaq Stock Market, as the case may be, on which similar securities issued by the Company are then listed and the fees and expenses of any Person, including special experts, retained by the Company. Notwithstanding the provisions of this subsection, Purchasers shall pay all registration expenses to the extent the Company is prohibited by applicable Blue Sky laws from paying for or on behalf of Purchasers.

               (f)   Indemnity.

                     (i) In the event of the registration or qualification of any Registrable Securities pursuant to a Shelf Registration, the Company agrees to indemnify and hold harmless each Purchaser, each officer, director, employee, agent and representative of each Purchaser, each underwriter, broker or dealer, if any, of such Registrable Securities, and each other Person, if any, who controls such Purchaser, underwriter, broker or dealer within the meaning of the Securities Act, Exchange Act or any other applicable securities laws, from and against any and all losses, claims, damages or liabilities (or actions in respect thereof), joint or several, to which any of them may become subject under the Securities Act or any other applicable securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement (including all documents incorporated therein by reference) under which such Registrable Securities were registered or qualified under the Securities Act or any other applicable securities laws, any preliminary prospectus or final prospectus relating to such Registrable Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation under the Securities Act or any other applicable securities laws applicable to the Company or relating to any action or inaction required by the Company in connection with any such registration or qualification and will reimburse each Purchaser, each officer, director, employee, agent and representative of each Purchaser, each such underwriter, broker or dealer and each such controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission made in such Registration Statement, such preliminary prospectus, such final prospectus or such amendment or supplement thereto or violation in reliance upon and in conformity with written information furnished to the Company by any Purchaser, or any officer, director, employee, agent or representative of any Purchaser specifically and expressly for use in the preparation thereof; and PROVIDED, FURTHER, that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the Prospectus, as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus so long as such Prospectus, and any amendments or supplements thereto, have been furnished to such underwriter in sufficient numbers and in a timely-manner to permit distribution thereof.

                     (ii) In the event of the registration or qualification of any Registrable Securities pursuant to a Shelf Registration, each Purchaser severally agrees to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 8.3(f)(i) above) the Company, its officers and directors and each other Person, if any, who controls the Company within the meaning of the Securities Act with respect to any untrue statement or alleged untrue statement in, or omission or alleged omission from, such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement or omission (i) arises from information provided by that Purchaser and (ii) was made in reliance upon and in conformity with written information which that Purchaser furnished to the Company through an instrument duly executed by it specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, amendment or supplement. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by that Purchaser. Notwithstanding the foregoing, no Purchaser shall be liable under this Section 8.3(f)(ii) for an amount in excess of that Purchaser's purchase price as set forth on Exhibit A.

                     (iii) Promptly after receipt by a Person entitled to indemnification under this Section 8.3(f) (an "Indemnified Party") of notice of the commencement of any action or claim relating to any Registration Statement filed pursuant to a Shelf Registration or as to which indemnity may be sought hereunder, such Indemnified Party will, if a claim for indemnification hereunder in respect thereof is to be made against any other party hereto (an "INDEMNIFYING PARTY"), give written notice to such Indemnifying Party of the commencement of such action or claim, but the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to any Indemnified Party except to the extent that the Indemnifying Party is actually prejudiced thereby. In case any such action is brought against an Indemnified Party, and it notifies an Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled (at its own expense) to participate in and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense, with counsel reasonably satisfactory to such Indemnified Party, of such action provided that the Indemnifying Party shall not settle or compromise such action, except upon the prior written consent of the Indemnified Party and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party will not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than the reasonable cost of investigation; PROVIDED, HOWEVER, that the assumption of such defense shall not give rise in the reasonable opinion of the Indemnified Party or its counsel to any conflict. Notwithstanding the foregoing, the Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (A) the employment of such counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such suit, action, claim or proceeding, (B) the Indemnifying Party shall not have employed counsel (reasonably satisfactory to the Indemnified Party) to take charge of the defense of such action, suit, claim or proceeding, or (C) such Indemnified Party shall have reasonably concluded, based upon the advice of counsel, that there may be defenses available to it that are different from or additional to those available to the Indemnifying Party which, if the Indemnifying Party and the Indemnified Party were to be represented by the same counsel, could result in a conflict of interest for such counsel or materially prejudice the prosecution of the defenses available to such Indemnified Party. If any of the events specified in clauses (A), (B) or (C) of the preceding sentence shall have occurred or shall otherwise be applicable, then the fees and expenses of one counsel or firm of counsel selected by the Indemnified Party (and reasonably acceptable to the Indemnifying Party) shall be borne by the Indemnifying Party. If, in any such case, the Indemnified Party employs separate counsel, the Indemnifying Party shall not have the right to direct the defense of such action, suit, claim or proceeding on behalf of the Indemnified Party and the Indemnified Party shall assume such defense and/or settle or compromise such action; PROVIDED, HOWEVER, that an Indemnifying Party shall not be liable for the settlement or compromise of any action, suit, claim or proceeding effected without its prior written consent, which consent shall not be unreasonably withheld.

               (g) Mergers, Etc. The Company shall not, directly or indirectly, enter into any merger, consolidation, or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation, or reorganization, agree in writing to assume the obligations of the Company under this Section, and for that purpose references hereunder to "Registrable Securities" shall be deemed to be references to the securities that Purchasers would be entitled to receive in exchange for Registrable Securities under any such merger, consolidation, or reorganization.

         8.4   Delay and Holdback of Registration.

               (a) With regard to and notwithstanding Section 8.3, the Company may delay filing a registration statement for a period of time not to exceed thirty (30) trading days, and may withhold efforts to cause the registration statement to become effective, if the Company determines in good faith that such registration might (i) interfere with or affect the negotiation or completion of any transaction that is being contemplated by the Company (whether or not a final decision has been made to undertake such transaction) at the time the right to delay is exercised, or (ii) involve initial or continuing disclosure obligations that might not be in the best interest of the Company's stockholders. The Company may exercise its rights under this Section 8.4(a) no more than two times per calendar year. During any period (a "TOLLING PERIOD") for which the Company has exercised its rights under this Section 8.4(a), any mandatory conversion under Section 4(b) of the Certificate of Designation will be delayed until the first business day after the Tolling Period.

               (b) If, after a registration statement becomes effective, the Company advises Purchasers that the Company considers it appropriate for the registration statement to be amended, the Company shall use its best reasonable efforts to amend such registration statement as soon as practicable and the holders of such shares shall suspend any further sales of their registered shares until the Company advises them that the registration statement has been so amended.

         8.5 Negative Covenants. So long as twenty percent (20%) of the shares of Convertible Preferred Stock issued hereunder are then outstanding, without the prior written consent of holders owning a majority of the then outstanding shares of Convertible Preferred Stock, the Company shall not:

               (a) Issue any shares or class or series of Preferred Stock or Common Stock which is senior to, or pari passu with, the Convertible Preferred Stock (other than the Convertible Preferred Stock issued pursuant hereto);

               (b) Declare or pay any dividend on its Common Stock if any dividends are unpaid on the Convertible Preferred Stock; or

               (c)   Redeem for cash any other securities issued by the Company.

               (d) Directly or indirectly, enter into any merger, consolidation or other reorganization in which the Company shall not be the surviving corporation, unless (i) such merger, consolidation or reorganization is completed in compliance with Section 8.3(g) of this Agreement and Section 4(d)(iv) of the Certificate of Designations, and (ii) the surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement and the Certificate of Designations.



                                    SECTION 9

                                  Miscellaneous

         9.1 Amendment; Waiver. Neither this Agreement nor any provision hereof may be amended, modified, supplemented or waived, except by a written instrument executed by (i) the Company and (ii) Purchasers holding a majority in interest of the Convertible Preferred Stock issued and sold pursuant to this Agreement and the shares of Common Stock issuable upon conversion thereof.

         9.2 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing and delivered in Person, transmitted by facsimile transmission (fax) or sent by registered or certified mail (return receipt requested) or recognized overnight delivery service, postage pre-paid, addressed as follows, or to such other address has such party may notify to the other parties in writing:

               (a)   if to the Company:

                     Anicom, Inc.
                     6133 North River Road, Suite 1000
                     Rosemont, Illinois  60018-5171
                     Attn: Chief Financial Officer
                     Facsimile No.: (847) 518-8777

                     with a copy to:

                     Katten Muchin & Zavis
                     525 West Monroe Street, Suite 1600
                     Chicago, Illinois 60661-3693
                     Attn: Jeffrey R. Patt
                     Facsimile No.: (312) 902-1061

               (b)   if to the Purchaser:

                     To the address listed next to each such purchaser on Exhibit A hereto.

A notice or communication will be effective (i) if delivered in Person or by overnight courier, on the business day it is delivered, (ii) if transmitted by telecopier, on the business day of actual confirmed receipt by the addressee thereof, and (iii) if sent by registered or certified mail, three (3) business days after dispatch.

         9.3 Survival of Representations, Warranties and Covenants. All representations and warranties made in, pursuant to or in connection with this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Convertible Preferred Stock and payment therefor for a period of two (2) years; PROVIDED, HOWEVER, that the representations and warranties made in Sections 4.17 (Environmental), 4.20 (Benefits) and 4.21 (Taxes) shall survive the applicable statutory period of limitations with respect to any liabilities covered thereby.

         9.4 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

         9.5 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto, including, without limitation, each transferee of all or any portion of the Convertible Preferred Stock. No party hereto may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other parties hereto; provided, however, a Purchaser may assign its rights and delegate its obligations under this Agreement upon the Company's prior written consent which consent will not be unreasonably withheld. The Parties agree that, among other reasons, it will be reasonable for the Company to withhold such consent if the proposed assignee is a competitor to the Company or an Affiliate thereof.

         9.6 Entire Agreement. This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersede and cancel all prior representations, alleged warranties, statements, negotiations, undertakings, letters, acceptances, understandings, contracts and communications, whether verbal or written, among the parties hereto and thereto or their respective agents with respect to or in connection with the subject matter hereof.

         9.7 Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles of conflict of laws.

         9.8 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

         9.9 Costs and Expenses. The Company shall pay all reasonable fees and disbursements of Purchasers' legal counsel as well as other reasonable out-of-pocket expenses incurred by Purchasers in connection with the negotiation and execution of the Transaction Documents (including amounts paid or owed to third parties), not to exceed the amounts set forth in SCHEDULE 9.9.

         9.10   Indemnification.

               (a) The Company agrees to indemnify and hold harmless each Purchaser and its Affiliates, and its respective partners, co-investors, officers, directors, employees, agents, consultants, attorneys and advisers (each, a "PURCHASER INDEMNIFIED PARTY"), from and against any and all actual losses, claims, damages, liabilities, costs and expenses (including, without limitation, environmental liabilities, costs and expenses and all reasonable fees, expenses and disbursements of counsel), joint or several (hereinafter collectively referred to as a "LOSS" or "Losses"), which may be incurred by or asserted or awarded against any Purchaser Indemnified Party in connection with or in any manner arising out of or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto, arising out of or in connection with or relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby or any use made or proposal to be made with the proceeds of Purchasers' purchase of the Convertible Preferred Stock pursuant to this Agreement, whether or not such investigation, litigation or proceeding is brought by the Company, any of its Subsidiaries, shareholders or creditors, whether or not any of the transactions contemplated by this Agreement or the other Transaction Documents are consummated, except to the extent such Loss is found in a final judgment by a court of competent jurisdiction to have resulted from such Purchaser Indemnified Party's gross negligence or willful misconduct.

               (b) Each Purchaser severally agrees to indemnify and hold harmless the Company and its Affiliates, and its respective officers, directors, employees, agents, consultants, attorneys and advisers (each, a "COMPANY INDEMNIFIED PARTY"), from and against any and all Losses, which may be incurred by or asserted or awarded against any Company Indemnified Party in connection with or in any manner arising out of or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto, arising out of or in connection with or relating to any breach of any representation, warranty or covenant made by such Purchaser in this Agreement. Notwithstanding the foregoing, no Purchaser shall be liable under this Section 9.10(b) for an amount in excess of that Purchaser's purchase price as set forth on Exhibit A.

               (c) An indemnified party shall give written notice to the indemnifying party of any claim with respect to which it seeks indemnification within ten (10) days after the discovery by such parties of any matters giving arise to a claim for indemnification pursuant to this Section 9.10; provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section 9.10, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action or claim is brought against any indemnified party, the indemnifying party shall be entitled to participate in and, unless in the reasonable good faith judgment of the indemnified party a conflict of interest between such indemnified party and the indemnifying party may exist in respect of such action or claim, to assume the defense thereof, with counsel satisfactory to the indemnified party and after notice from the indemnifying party to the indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such action or claim the indemnified party's costs and expenses arising out of the defense, settlement or compromise of any such action or claim shall be Losses subject to indemnification hereunder. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent. Anything in this Section 9.10 to the contrary notwithstanding, the indemnifying party shall not, without the indemnified party's prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof that imposes any future obligation on the indemnified party or that does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the indemnified party, a release from all liability in respect of such claim.

         9.11 No Third-Party Beneficiaries. Nothing in this Agreement will confer any third party beneficiary or other rights upon any Person (specifically including any employees of the Company and its Subsidiaries) or entity that is not a party to this Agreement.




                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                              CONVERTIBLE PREFERRED
                     STOCK PURCHASE AGREEMENT SIGNATURE PAGE



         IN WITNESS WHEREOF, the Company and the Purchasers have caused this Agreement to be executed effective as of the date first above written.


                             ANICOM, INC.

                             By: _____________________________________________
                                  Donald C. Welchko,
                                  Chief Financial Officer




                             PURCHASERS:

                             CAHILL WARNOCK STRATEGIC PARTNERS FUND, L.P.

                             By: CAHILL WARNOCK STRATEGIC PARTNERS, L.P., its general partner

                                   By: _______________________________________
                                        David L. Warnock, a general partner



                             STRATEGIC ASSOCIATES, L.P.

                             By: CAHILL WARNOCK & COMPANY, L.L.C., its general partner

                                   By: _______________________________________
                                        David L. Warnock, a managing member

                             FLEMING US DISCOVERY FUND III, L.P.

                             By: FLEMING US DISCOVERY PARTNERS, L.P., its general partner

                                   By: FLEMING US DISCOVERY, LLC, its general
                                       partner

                                       By: ___________________________________
                                            Robert L. Burr, member


                            FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                            By: FLEMING US DISCOVERY PARTNERS, L.P., its general partner

                                  By:  FLEMING US DISCOVERY, LLC, its general
                                       partner

                                       By: ___________________________________
                                            Robert L. Burr, member


                             _________________________________________________
                             Peter H. Huizenga



                             _________________________________________________
                             Heidi A. Huizenga


                             PETER H. HUIZENGA TESTAMENTARY TRUST

                              By: ____________________________________________

                              Its: ___________________________________________


                             BETSY HUIZENGA TRUST

                              By: ____________________________________________

                              Its: ___________________________________________

                             GRETA HUIZENGA TRUST

                              By: ____________________________________________

                              Its: ___________________________________________


                             PETER HUIZENGA JR. TRUST

                              By: ____________________________________________

                              Its: ___________________________________________


                             TIMOTHY DEAN HUIZENGA TRUST

                              By: ____________________________________________

                              Its: ___________________________________________


                             SUMMER HILL PARTNERS, L.P.

                             By:   Summer Hill, Inc., its general partner

                                   By: _______________________________________
                                        Richard L. Roeding, President

                             SUMMER HILL R.T. ENTERPRISES LIMITED PARTNERSHIP

                              By:   Summer Hill, Inc., its general partner


                                    By: ______________________________________
                                         Richard L. Roeding, President


                             GARFAM INVESTORS LLC

                               By: ___________________________________________
                                    Thomas Mueller, Treasurer


                             _________________________________________________
                              S. JAMES PERLOW


                             _________________________________________________
                              EARL PERLOW


                             _________________________________________________
                              MARK PERLOW


                              KA TRADING

                              By: ____________________________________________
                                   Irv Kessler
                                   Title:

                              KA MANAGEMENT

                              By: ____________________________________________
                                   Irv Kessler
                                   Title:

                             CEW PARTNERS

                              By: ____________________________________________
                                   Geoffrey Colvin
                                   Title:



                             TRUST INVESTMENTS, INC.

                              By: ____________________________________________
                                   M. Terence Conklin
                                   Title:

                             THE LINCOLN FUND, L.P.

                             By: MATLINS FINANCIAL CONSULTING, INC., its general
                                 partner

                              By: ____________________________________________
                                   Neal Matlins, President



                             THE LINCOLN FUND TAX ADVANTAGE, L.P.

                             By: MATLINS FINANCIAL CONSULTING, INC., its general
                                 partner

                              By: ____________________________________________
                                   Neal Matlins, President


                             THE GORDON FUND, L.P.

                             By: LIGHTHOUSE CAPITAL MANAGEMENT, L.L.C.


                              By: ____________________________________________
                                   Neal Matlins, President

                                    EXHIBIT A

                                                                     Number of Shares
                                                                      of Convertible
Purchaser                       Address                              Preferred Stock     Purchase Price

Cahill, Warnock                 One South Street                          7,580           $7,580,000
Strategic Partners              Suite 2150
Fund, L.P.                      Baltimore, MD  21202
                                Attn:  David Warnock
                                       Hyonmyong Cho (Hoch)

                                with a copy to:
                                Wilmer, Cutler & Pickering
                                100 Light Street
                                Baltimore, Maryland 21202
                                Attn:  George P. Stamas

Strategic Associates, L.P.      One South Street                            420              420,000
                                Suite 2150
                                Baltimore, MD  21202
                                Attn:  David Warnock
                                       Hyonmyong Cho (Hoch)

                                with a copy to:
                                Wilmer, Cutler & Pickering
                                100 Light Street
                                Baltimore, Maryland 21202
                                Attn:  George P. Stamas

Fleming US Discovery            320 Park Avenue                           6,895            6,895,000
Fund III, L.P.                  New York, NY  10022
                                Attn:   Robert L. Burr
                                        Chris Jones
                                        David Edwards

                                with a copy to:
                                Morgan, Lewis, Bockius, LLP
                                101 Park Avenue
                                New York, NY  10178
                                Attn:  David Pollack







                                                                     Number of Shares
                                                                      of Convertible
Purchaser                       Address                              Preferred Stock     Purchase Price


Fleming US Discovery            320 Park Avenue                           1,105            1,105,000
Offshore Fund III, L.P.         New York, NY  10022
                                Attn: Robert L Burr
                                      Chris Jones
                                      David Edwards

                                with a copy to:

                                Morgan, Lewis, Bockius, LLP
                                101 Park Avenue
                                New York, NY  10178
                                Attn:  David Pollack

Peter H. Huizenga
   Testamentary Trust                                                     3,000            3,000,000
Peter H. Huizenga                                                         1,000            1,000,000
Heidi A. Huizenga                                                           500              500,000
Betsy Huizenga Trust                                                        125              125,000
Greta Huizenga Trust                                                        125              125,000
Peter Huizenga Jr. Trust                                                    125              125,000
Timothy Dean Huizenga Trust                                                 125              125,000
in each case, c/o:
Huizenga Capital                2215 York Road
Management                      Suite 500
                                Oak Brook, IL  60521
                                Attn:   Mike Wik

                                with a copy to:
                                Hlustik, Williams &
                                   Vander Woude
                                20 N. Wacker Drive
                                Suite 2800
                                Chicago, IL  60606
                                Attn:   Paul Vander Woude

Summer Hill Partners, L.P.                                                1,000            1,000,000
Summer Hill R.T. Enterprises
   Limited Partnership                                                    1,000            1,000,000
Garfam Investors, L.L.C.                                                    200              200,000
in each case, c/o:
Summer Hill, Inc.               6800 Cintas Blvd.
                                Mason, Ohio  45040
                                Attn:   Thomas P. Orr
                                        Rick Roeding, Jr.

S. James Perlow                 2900 S. 25th Ave.                           334              334,000
                                Broadview, IL  60153





                                                                     Number of Shares
                                                                      of Convertible
Purchaser                       Address                              Preferred Stock     Purchase Price


Earl Perlow                     2900 S. 25th Ave.                           333              333,000
                                Broadview, IL  60153

Mark Perlow                     2900 S. 25th Ave.                           333              333,000
                                Broadview, IL  60153

KA Trading                      1712 Hopkins Crossroads                     825              825,000
                                Minneapolis, MN  55305
                                Attn:   Andrew Redleaf
                                        Richard Field

KA Management                   1712 Hopkins Crossroads                     425              425,000
                                Minneapolis, MN  55305
                                Attn:   Andrew Redleaf
                                        Richard Field

CEW Partners                    45 Rockerfeller Plaza                       500              500,000
                                New York, NY  10020
                                Attn:   Geoffrey Colvin

Trust Investments, Inc.         52 Stiles Road                              500              500,000
                                Salem, NH  03079
                                Attn:   M. Terence Conklin

The Lincoln Fund, L.P.          4 West Old State Capitol Plaza              300              300,000
                                Suite 810
                                Springfield, IL  62701

The Lincoln Fund Tax            4 West Old State Capitol Plaza              100              100,000
Advantage, L.P.                 Suite 810
                                Springfield, IL  62701

The Gordon Fund, L.P.           4 West Old State Capitol Plaza              150              150,000
                                Suite 810
                                Springfield, IL  62701

                                   TOTAL                                 27,000          $27,000,000

                                    EXHIBIT B



         Certificate of Designations, Preferences and Rights of Series A
                           Convertible Preferred Stock

                                    EXHIBIT C

                         Company's Counsel Legal Opinion

                                                                     EXHIBIT 3


                          LIMITED PARTNERSHIP AGREEMENT

                                       OF

                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                         (A BERMUDA LIMITED PARTNERSHIP)


                         DATED AS OF SEPTEMBER 27, 1996

         THE SECURITIES REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. FEDERAL ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES ("U.S. STATE ACT") AND ARE NOT BEING OFFERED FOR SALE IN THE UNITED STATES OF AMERICA OR ITS TERRITORIES AND POSSESSIONS OR TO CITIZENS, NATIONALS OR RESIDENTS OF, OR ENTITIES CHARTERED UNDER THE LAWS OF OR RESIDENT IN, THE UNITED STATES OF AMERICA OR ITS TERRITORIES AND POSSESSIONS. IN ADDITION TO OTHER RESTRICTIONS ON TRANSFER NOTED BELOW AND SET FORTH IN THE PARTNERSHIP AGREEMENT, THE SECURITIES REPRESENTED BY THIS DOCUMENT MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF FOR A PERIOD OF NINETY DAYS AFTER THE DATE OF THIS AGREEMENT, AND THEREAFTER MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS
(1) THE TRANSACTION IS REGISTERED UNDER THE U.S. FEDERAL ACT AND ANY APPLICABLE U.S. STATE ACT, OR (2) AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER THE U.S. FEDERAL ACT AND ANY APPLICABLE U.S. STATE ACT AND THE GENERAL PARTNERS (AS DEFINED HEREIN) HAVE RECEIVED AN OPINION OF COUNSEL TO THAT EFFECT REASONABLY SATISFACTORY TO THEM.

         LIMITED PARTNERS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES OF AMERICA OR ITS TERRITORIES OR POSSESSIONS MAY BE SUBJECT TO FOREIGN EXCHANGE RISK AS TO DISTRIBUTIONS, IF ANY, THAT MAY HAVE IMPORTANT ECONOMIC AND TAX CONSEQUENCES TO SUCH PARTNERS. DISTRIBUTIONS WILL BE MADE IN UNITED STATES DOLLARS. DEPRECIATION OF THE UNITED STATES DOLLAR AGAINST THE LOCAL CURRENCY OF A PARTNER MAY AFFECT SUCH PARTNER'S ULTIMATE RATE OF RETURN ON ITS INVESTMENT IN THE PARTNERSHIP.

         EXCEPT AS OTHERWISE PROVIDED IN THIS PARTNERSHIP AGREEMENT, A LIMITED PARTNER MAY NOT SELL, ASSIGN, TRANSFER, PLEDGE OR OTHERWISE DISPOSE OF ALL OR ANY PART OF ITS INTEREST IN THE PARTNERSHIP UNLESS THE OFFSHORE GENERAL PARTNER (AS DEFINED HEREIN) HAS CONSENTED THERETO.

         ALL REFERENCES TO "DOLLARS" OR "$" ARE TO UNITED STATES
DOLLARS UNLESS OTHERWISE INDICATED.

                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                                TABLE OF CONTENTS
                                                                            PAGE




                                    ARTICLE I
                                   DEFINITIONS
                            SECTION 1.01. Definitions


                                   ARTICLE II
                                  ORGANIZATION
                 SECTION 2.01. Formation of Limited Partnership
            SECTION 2.02. Firm Name; Registered and Principal Office
                            SECTION 2.03. Objectives
                              SECTION 2.04. Powers


                                   ARTICLE III
                                GENERAL PARTNERS
                SECTION 3.01. Names, Addresses and Subscriptions
             SECTION 3.02. Management and Control of the Partnership
                              SECTION 3.03. Powers
                        SECTION 3.04. Partnership Filings
                       SECTION 3.05. Management Agreement
                             SECTION 3.06. Salaries
              SECTION 3.07. Co-Investment with Domestic Partnership
                         SECTION 3.08. Other Activities
                SECTION 3.09. Avoidance of Conflicts of Interest
                           SECTION 3.10. Duty of Care
                      SECTION 3.11. Investment Limitations
                     SECTION 3.12. Borrowing and Guarantees


                                   ARTICLE IV
                                 LIMITED PARTNER

                  SECTION 4.01. Name, Address and Subscription.
                         SECTION 4.02. Limited Liability
           SECTION 4.03. No Control of Partnership; Other Limitations
                 SECTION 4.04. Death, Dissolution or Bankruptcy


                                    ARTICLE V
                            EXPENSES; MANAGEMENT FEE
                          SECTION 5.01. Organizational
                          SECTION 5.02. Management Fee
                        SECTION 5.03. Operating Expenses


                                   ARTICLE VI
                               ADVISORY COMMITTEE
                     SECTION 6.01. Appointment and Vacancies
                             SECTION 6.02. Meetings
                              SECTION 6.03. Duties
                   SECTION 6.04. Voting; Rules and Procedures
                           SECTION 6.05. Duty of Care


                                   ARTICLE VII
                            ADDITIONAL SUBSCRIPTIONS
  SECTION 7.01. Additional Subscriptions Within 180 Days After Initial Closing


                                  ARTICLE VIII
                           CAPITAL OF THE PARTNERSHIP
                       SECTION 8.01. Capital Contributions
         SECTION 8.02. Failure to Make Additional Capital Contributions
                    SECTION 8.03. No Interest or Withdrawals
         SECTION 8.04. Minimum Capital Contributions of General Partners
      SECTION 8.05. Contributions and Payments on Additional Subscriptions


                                   ARTICLE IX
                                    ACCOUNTS
                      SECTION 9.01. Contributions Accounts
                         SECTION 9.02. Capital Accounts
               SECTION 9.03. Accounting for Distributions in Kind

               SECTION 9.04. Compliance With Treasury Regulations
                    SECTION 9.05 Limited Partner Sub-Accounts


                                    ARTICLE X
                                   ALLOCATIONS
                             SECTION 10.01. General
                             SECTION 10.02. Net Gain
                             SECTION 10.03. Net Loss
                      SECTION 10.04. Distributions in Kind
                        SECTION 10.05. Operational Rules
                      SECTION 10.06. Regulatory Allocations
           SECTION 10.07. Adjustments to Reflect Changes in Interests
                         SECTION 10.08. Tax Allocations
                      SECTION 10.09. Timing of Allocations


                                   ARTICLE XI
                                  DISTRIBUTIONS
                        SECTION 11.01. Tax Distributions
                     SECTION 11.02. Timing of Distributions
                    SECTION 11.03. Priority of Distributions
                        SECTION 11.04. Operational Rules
                         SECTION 11.05. Tax Withholding
     SECTION 11.06. Distributions on Acceptance of Additional Subscriptions
                 SECTION 11.07. Certain Distributions Prohibited
                     SECTION 11.08. Consent to Distributions


                                   ARTICLE XII
                         VALUATION OF PARTNERSHIP ASSETS
              SECTION 12.01. Valuation by Domestic General Partner
                        SECTION 12.02. Fair Market Value
                   SECTION 12.03. Freely Tradeable Securities
                             SECTION 12.04. Goodwill


                                  ARTICLE XIII
                           DURATION OF THE PARTNERSHIP
                       SECTION 13.01. Term of Partnership

         SECTION 13.02. Dissolution Upon Withdrawal of General Partners
                     SECTION 13.03. Dissolution by Partners
                        SECTION 13.04. Extension of Term

                                   ARTICLE XIV
                      LIQUIDATION OF PARTNERSHIP INTERESTS
                        SECTION 14.01. General Provisions
                    SECTION 14.02. Liquidating Distributions
                    SECTION 14.03. Expenses of Liquidator(s)
                     SECTION 14.04. Duration of Liquidation
                           SECTION 14.05. Duty of Care
                SECTION 14.06. No Liability for Return of Capital
     SECTION 14.07 Domestic General Partner's Obligation to Restore Deficit


                                   ARTICLE XV
             LIMITATION ON TRANSFERS OF INTERESTS OF LIMITED PARTNER
     SECTION 17.01. Limitation on Transfers of Interests of General Partner


                                   ARTICLE XVI
                       WITHDRAWAL OF PARTNERSHIP INTERESTS
               SECTION 16.01. Withdrawal of Partnership Interests


                                  ARTICLE XVII
            LIMITATION ON TRANSFERS OF INTERESTS OF GENERAL PARTNERS
     SECTION 17.01. Limitation on Transfers of Interests of General Partners


                                  ARTICLE XVIII
                                 INDEMNIFICATION
                        SECTION 18.01. General Provisions
                   SECTION 18.02. Advance Payment of Expenses
                            SECTION 18.03. Insurance
      SECTION 18.04. Sharing of Indemnification Expenses with Related Funds
                        SECTION 18.05. Limitation by Law


                                   ARTICLE XIX
                ACCOUNTING; RECORDS AND REPORTS; ANNUAL MEETINGS
                           SECTION 19.01. Fiscal Year
                 SECTION 19.02. Keeping of Accounts and Records

                        SECTION 19.03. Inspection Rights
                         SECTION 19.04. Annual Financial
       SECTION 19.05. Quarterly Financial Statements; Investment Memoranda
                         SECTION 19.06. Annual Meetings
                        SECTION 19.07. Accounting Method
                     SECTION 19.08. Independent Accountants
             SECTION 19.09. Amortization of Organizational Expenses
                    SECTION 19.10. Change of Principal Office
                         SECTION 19.11. Shareholder List


                                   ARTICLE XX
                              WAIVER AND AMENDMENT
                       SECTION 20.01. Waiver and Amendment


                                   ARTICLE XXI
                               GENERAL PROVISIONS
                             SECTION 21.01. Notices
                        SECTION 21.02. Power of Attorney
                       SECTION 21.03. Waiver of Partition
                       SECTION 21.04. Additional Documents
                      SECTION 21.05. Binding on Successors
                           SECTION 21.06. Counterparts
                              SECTION 21.07. Voting
                          SECTION 21.08. Governing Law
                      SECTION 21.09. Securities Act Matters
          SECTION 21.10. Right to Rely on Authority of General Partners
                       SECTION 21.11. Tax Matters Partner
                   SECTION 21.12. Title to Partnership Assets
                      SECTION 21.13. Contract Construction
                         SECTION 21.14. Section Headings




                            APPENDIX A Definitions A-1
 SCHEDULE A    Address of Partnership; Names, Addresses and
               Subscriptions of the General Partners and the
               Limited Partner     A-7

                        SCHEDULE B Management Agreement B-1

                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                          LIMITED PARTNERSHIP AGREEMENT



         LIMITED PARTNERSHIP AGREEMENT, dated as of this 27th day of September, 1996, by and among Fleming (Bermuda) Discovery III Limited, a company incorporated under the laws of Bermuda and Fleming US Discovery Partners, L.P., a limited partnership organized under the laws of the State of Delaware in the United States, as the general partners (the "GENERAL PARTNERS"), and Discovery III Limited, a Bermuda exempted company, as the sole limited partner (the "LIMITED PARTNER"). The General Partners and the Limited Partner are sometimes referred to herein collectively as the "PARTNERs".

                                    ARTICLE I

                                   DEFINITIONS

         SECTION 1.01. DEFINITIONS. Capitalized terms used herein without definition have the meanings ascribed to them in Appendix A annexed hereto.

                                   ARTICLE II

                                  ORGANIZATION

         SECTION 2.01. FORMATION OF LIMITED PARTNERSHIP. The Partners agree to form and carry on a limited partnership (the "Partnership") subject to the terms of this Agreement pursuant to and in accordance with the laws of Bermuda.

         SECTION 2.02. FIRM NAME; REGISTERED AND PRINCIPAL OFFICE. The name of the Partnership is "Fleming US Discovery Offshore Fund III, L.P." The registered and principal office of the Partnership shall be in Hamilton, Bermuda, at its initial address set forth in Schedule A.

         SECTION 2.03. OBJECTIVES. The general objectives of the Partnership are to generate significant returns for its Partners, with a view to long-term capital appreciation; to locate, identify, analyze and invest primarily through negotiated transactions in equity or equity-linked securities of publicly-held enterprises located in the United States with market capitalizations of under $150 million and to hold, and to sell, distribute or otherwise dispose of its Portfolio Securities in accordance with this Agreement over such period as the Domestic General Partner determines to be in the best interest of the Partners; and otherwise to engage in any lawful activity for which limited partnerships may be organized under the laws of Bermuda in furtherance of the foregoing objectives.

         SECTION 2.04. POWERS. Subject to all of the terms and provisions hereof, and consistent with the investment objectives stated herein, the Partnership shall have the following powers:


         (1)
         to purchase, invest in and sell securities and interests in securities of every kind, nature and description including, without limitation, capital stock, hybrid securities, partnership interests, bonds, notes, debentures, trust receipts, and other obligations, as well as rights, warrants, options or other interests to purchase securities;


         (2)
         to make and perform all contracts and engage in all activities and transactions necessary or advisable to carry out the purposes and objectives of the Partnership, including, without limitation, the purchase, sale, transfer, pledge and exercise of all rights, privileges and incidents of ownership or possession with respect to any Partnership asset or liability; the securing of payment of any Partnership obligation by hypothecation or pledge of Partnership assets; and the incurrence of debt and the guaranty of or becoming surety for the debts of others, subject to Section 3.12 hereof; and


         (3)
         otherwise to have all the powers available to it as a limited partnership under the laws of Bermuda.

                                   ARTICLE III

                                GENERAL PARTNERS

         SECTION 3.01. NAMES, ADDRESSES AND SUBSCRIPTIONS. The Names, addresses and Subscriptions of the General Partners, and their respective contributions to the capital of the Partnership, as well as the amount of the aggregate Subscriptions of all Partners, are set forth in Schedule A.

         SECTION 3.02. MANAGEMENT AND CONTROL OF THE PARTNERSHIP. As among the Partners, the investment management of the Partnership shall be vested exclusively in the Domestic General Partner, and all other management, policies and control of the Partnership shall be vested exclusively in the Offshore General Partner. As between the General Partners, it is specifically agreed that
(a) the Domestic General Partner shall be responsible solely for carrying on the investment activities of the Partnership, and (b) the Offshore General Partner shall be responsible for carrying on all other management activities of the Partnership, including, without limiting the foregoing, the provision of administrative and secretarial services and performing or causing to be performed the following functions (none of which shall be performed by the Domestic General Partner and none of which shall be performed by the Offshore General Partner in or from the United States, its territories or possessions):


         (1)
         communicating with the Partners, including the furnishing of financial reports;


         (2)
         communicating with the general public (if necessary);


         (3)
         soliciting Subscriptions for limited partnership interests in the Partnership (subject to contractual commitments);


         (4)
         accepting additional Subscriptions from the Limited Partner and exercising the powers set forth in Article XV with respect to Transfers;


         (5)
         maintaining the principal records and books of account of the Partnership;


         (6)
         auditing the books of account of the Partnership, furnishing audited financial statements to the Partners (if any), and paying legal and accounting fees, salaries and other expenses of the Partnership;

         (7)
         making distributions to the Partners;


         (8)
         furnishing the offering price of limited partnership interests in the Partnership;


         (9)
         conducting meetings of the Partners; and


         (10)
         making redemptions (if any) of limited partnership interests in the Partnership.

         SECTION 3.03. POWERS. Subject to the provisions of this Agreement and consistent with the investment objectives stated herein, each of the General Partners, acting alone, shall have the power on behalf and in the name of the Partnership to carry out and implement any and all of the objectives of the Partnership set forth in Section 2.03 and to exercise any of the powers of the Partnership set forth in Section 2.04 (but solely in connection with the performance of its exclusive responsibilities and obligations under Section 3.02) including, without limitation, the power to:


         (1)
         open, maintain and close accounts with brokers and give instructions or directions in connection therewith;


         (2)
         open, maintain and close bank accounts and draw checks or other orders for the payment of money;


         (3)
         receive, receipt for, dispose of and manage all securities, checks, money and other property, assets or liabilities of the Partnership;

         (4)
         hire and fire employees, investment bankers, attorneys, accountants, consultants, custodians, contractors and other agents, and pay them compensation;


         (5)
         enter into, make and perform such contracts, agreements and other undertakings, and do any and all such other acts required of the Partnership with respect to its interest in any corporation, partnership, limited partnership, trust, limited liability company, association or other entity or activity, including but not limited to, entering into agreements with respect to such interests, which agreements may contain such terms, conditions and provisions as the appropriate General Partner in its sole discretion shall approve;


         (6)
         make all elections for the Partnership that are permitted under tax or other applicable laws, including an election under Section 754 of the Code; and


         (7)
         maintain one or more offices and in connection therewith rent or acquire office space and do such other acts as may be advisable in connection with the maintenance of such offices.

         SECTION 3.04.  PARTNERSHIP FILINGS.

         (a) The Offshore General Partner shall cause to be filed with the appropriate public authorities information regarding the Partnership contained in one or more documents (each a "CERTIFICATE") pursuant to the laws of Bermuda setting forth such information with respect to the Partnership and the Partners as is required by Bermuda law.

         (b) The Offshore General Partner shall also cause to be filed with the appropriate public authorities within the appropriate time limit (if any) fixed by Bermuda law: (1) any amendments to the Certificate that may be required by Bermuda law and (2) any amendments to the Certificate that may be desirable under Bermuda law, including but not limited to reflecting any termination of the capital commitments of Partners or distributions to Partners representing a return of capital.

         (c) The Offshore General Partner shall cause to be filed, recorded and published such statements, notices, certificates or other instruments (1) as may be required by any provision of any applicable law that governs the formation of the Partnership or the conduct of its activities from time to time or (2) as are otherwise necessary to preserve the limited liability of the Limited Partner in any jurisdiction in which the Partnership may conduct its activities.

         SECTION 3.05. MANAGEMENT AGREEMENT. The Domestic General Partner, in the name and on behalf of the Partnership, is authorized to enter into a Management Agreement dated of even date herewith, in the form attached hereto as Schedule B (the "MANAGEMENT AGREEMENT"), with Robert Fleming Inc. (the "MANAGEMENT COMPANy"), with such Management Agreement to be subject to amendment only with the consent of the Limited Partner and the limited partners of the Domestic Partnership, voting together as a single class. If for any reason the Management Agreement should terminate prior to the dissolution of the Partnership, the Offshore General Partner shall (1) promptly give written notification to the Limited Partner of such termination, (2) at the Domestic General Partner's option, either contract with another management company, in the name and on behalf of the Partnership, or arrange for the services previously provided by the Management Company to be rendered directly by the Domestic General Partner to the Partnership (subject to the limitations set forth in Section 3.02), and (3) pay from Partnership funds on behalf of the Partnership the fees and expenses incurred by the Partnership in clause 2 above. The fee payable to the Management Company pursuant to the Management Agreement (the "MANAGEMENT FEE") shall be paid by the Partnership and shall not (i) be considered a distribution of profits or a return of capital to any General Partner for any purpose under this Agreement or (ii) reduce the balance in any Partner's Contributions Account, but shall constitute a Partnership expense to be taken into account in determining Net Gain or Loss pursuant to Article X hereof.

         SECTION 3.06.  SALARIES.

         (a) While the Management Agreement is in effect, the General Partners, the partners of the General Partners and the members of the Domestic General Partner's general partner shall receive no salaries from the Partnership. In the event that the Management Agreement is terminated prior to dissolution and completion of liquidation of the Partnership, after the date of such termination, the partners of the General Partners and the members of the Domestic General Partner's general partner shall be entitled to receive such compensation from the Partnership as the Offshore General Partner may determine, provided that, except as otherwise approved by the Limited Partner, the aggregate amount of compensation paid annually by the Partnership to any Person or Persons (under this Section 3.06(a) and clause 3 of the second sentence of Section 3.05) for services of the type previously provided to the Partnership by the Management

Company shall not exceed the Management Fee for the calendar year preceding the year in which the Management Agreement was terminated.

         (b) Any partners of the General Partners and any members of the Domestic General Partner's general partner shall be permitted to receive fees, commissions or other compensation from Persons other than the Partnership; provided, however, that so long as the Management Agreement is in effect, or the services provided by the Management Company are provided by the Domestic General Partner or an Affiliate of the Domestic General Partner, neither the General Partner, nor any (1) partner of the Domestic General Partner, (2) member of the Domestic General Partner's general partner, (3) officer, director or employee of the Management Company, or (4) member of the Advisory Committee, shall receive any directors' fees, consulting fees or other remuneration for services from any Portfolio Company, except reimbursement for expenses.

         SECTION 3.07.  CO-INVESTMENT WITH DOMESTIC PARTNERSHIP.

         (a) The Domestic General Partner also is serving as the general partner of the Domestic Partnership. It is the policy of the Partnership and the policy of the Domestic Partnership to conduct their investment activities in parallel (other than those activities involving the use of idle funds pending investment). To implement this policy, the Domestic General Partner, to the extent commercially reasonable, will:

                           (1)
                           apportion available investment  opportunities between
                  the Partnership and the Domestic Partnership in proportion to the relative amounts of capital committed to each such partnership;

                           (2)
                           cause the Partnership and the Domestic Partnership to
                  sell or otherwise dispose of each such investment at substantially the same time and on substantially the same terms in amounts proportionate to the relative size of the investments made by the Partnership and the Domestic Partnership in the securities of that Portfolio Company; and

                           (3)
                           cause the Partnership or the Domestic  Partnership to
                  sell or buy from each other securities of Portfolio Companies, at cost, so as to maintain to the extent feasible the relationship between the capital committed to each partnership and the holdings of each partnership in the securities of each Portfolio Company if the relative amounts of capital committed to the Partnership and the Domestic

                  Partnership, respectively, should change between the Initial Closing and the Final Closing.

         (b) The Partnership shall bear its proportionate share, based on the relative amount it invests, of all expenses incurred in connection with each investment made in parallel with the Domestic Partnership, but shall not bear any expenses incurred solely for the benefit of the Domestic Partnership.

         SECTION 3.08.  OTHER ACTIVITIES.

         (a) The Domestic General Partner, and the general partner of the Domestic General Partner and the members of the Domestic General Partner's general partner shall devote such time and effort to the activities of the Partnership as may be necessary to promote adequately the interests of the Partnership and the mutual interests of the Partners. It is specifically understood and agreed that time and effort devoted by the General Partners, the general partner of the Domestic General Partner and the members of the Domestic General Partner's general partner to the affairs of the Partnership, the Domestic Partnership, the Management Company, the Limited Partner and any other entity affiliated with the Partnership, including for this purpose any Portfolio Company, shall be considered time and effort devoted to the activities of the Partnership only to the extent it is in or not opposed to the best interests of the Partnership.

         (b) It is specifically understood and agreed that, without the prior written consent of a majority in interest of the Limited Partner of the Partnership and the limited partners of the Domestic Partnership, voting together as a single class, neither of the General Partners nor the general partner of the Domestic General Partner and the members of the Domestic General Partner's general partner shall act as a general partner or similar principal of a private equity fund formed after the date hereof to pursue an investment strategy similar to that of the Partnership (a "SUCCESSOR ENTITY") until the earlier of (1) the date on which at least 75% of the Partnership's aggregate Subscriptions has been invested, expended, committed to be invested, or reserved for future investment in entities which at such time are already Portfolio Companies or for reasonably anticipated Partnership expenses and liabilities or
(2) the end of the Commitment Period. Solely for purposes of determining whether the 75% threshold has been met, the aggregate amount reserved for future investment and for Partnership expenses and liabilities shall be subject to approval of the Advisory Committee, which approval shall not be unreasonably withheld or delayed.

         (c) Neither the Partnership nor any Partner shall by virtue of this Agreement have any right, title or interest in or to any Successor Entity.

         SECTION 3.09. AVOIDANCE OF CONFLICTS OF INTEREST. The Partnership and the Domestic Partnership have adopted the following policies to deal with potential conflicts of interest.

         (a) Except for transactions that are specifically permitted under the terms and provisions of this Agreement or as otherwise approved by the Advisory Committee, the Partnership shall not engage in any investment or other financial transaction with any Partner, or any partner of any Partner, other than transactions entered into in the ordinary course of the Partnership's activities on terms no less favorable to the Partnership than are generally afforded to unrelated third parties in comparable transactions.

         (b) The partners, officers, directors, managers, members and employees of the General Partners and their Affiliates may invest for their own accounts in the securities of any Portfolio Company only on terms no better than those available to the Partnership, and only after the General Partners have made available to the Partnership all investment opportunities in such Portfolio Companies which come to the attention of the General Partners and their partners, except for such opportunities which the General Partners and their partners reasonably believe are not within the purposes of or appropriate for the Partnership.

         (c) The General Partners in their sole discretion may offer co-investment opportunities to Shareholders of the Limited Partner who express an interest in co-investment opportunities in writing. Such co-investment opportunities shall be offered on terms identical or substantially similar to the Partnership, and the General Partners intend to do so when possible and appropriate. The General Partners shall not provide any investment advice to any Shareholders of the Limited Partner with respect to any such co-investment opportunity. Any Shareholder participating in any such co-investment opportunity shall be responsible for making its own decision as to the merits of such opportunity and the co-investment opportunity offered to any Shareholder shall not contain a recommendation to any Shareholder that such investment is suitable for the particular Shareholder. The Limited Partner hereby acknowledges and agrees that the General Partners may also offer to other private investors, groups, partnerships, or corporations, the right to participate in investment opportunities made available to the Partnership whenever the General Partners, in their discretion, so determine.

         (d) Each Partner agrees that any other Partner and its respective partners, officers, directors, members, managers, employees and Affiliates may invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other financial ventures and investment and professional activities of every kind and description, independently or with others and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities, whether or not such activities may conflict with any interest of the Partnership or any of the Partners (provided, that, the General Partners, the general partner of the Domestic General Partner and the members of the Domestic General Partner's general partner are further subject to Section 3.08 and the other provisions of this Section 3.09). The parties hereto expressly agree that neither the Partnership nor any Partner shall have any rights in or to activities permitted by this Section 3.09(d) or to any fees, income, profits or goodwill derived therefrom.

         SECTION 3.10. DUTY OF CARE. It is recognized that decisions concerning investments or potential investments involve the exercise of judgment and the risk of loss. The Domestic General Partner and its partners shall exercise their best judgment in making investments on behalf of the Partnership and in carrying out their other obligations hereunder and they shall not incur any liability for effecting such investments all to the extent they are entitled to indemnification pursuant to Section 18.01 hereof. The General Partners, their partners (including each such partner's officers, directors, employees, managers, members and agents), and their Affiliates shall not be liable to the Partnership or any other Partner for honest mistakes of judgment or for losses due to such mistakes or for the negligence, whether of omission or commission, dishonesty or bad faith of any employee, broker or other agent of the Partnership selected and retained by any of them with reasonable care. The General Partners, their partners (including each such partner's officers, directors, employees, managers, members and agents), and their Affiliates shall be fully protected and justified with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice as to matters of law of legal counsel, or as to matters of accounting of accountants, or as to matters of valuation of investment bankers or appraisers, selected and retained by any of them with reasonable care.

         SECTION 3.11.  INVESTMENT LIMITATIONS.

         (a) Without the prior approval of the Advisory Committee, the Partnership shall not:

               (1) invest more than 15% of the aggregate Subscriptions of all Partners and subscriptions of all partners of the Domestic Partnership, in the securities of any single Portfolio Company (including, for this purpose, the outstanding balance of any indebtedness of such Portfolio Company that the Partnership has guaranteed);

               (2) invest more than 15% of the aggregate Subscriptions of all Partners and the subscriptions of all partners of the Domestic Partnership, in companies which, at the time of such investment, do not have any equity securities traded on a Public Securities Market; and

               (3) purchase on a Public Securities Market Portfolio Company equity securities if the Partnership's cumulative Cost of all such purchases held by the

         Partnership at such time would exceed 5% of the aggregate Subscriptions of all Partners and the subscriptions of all partners of the Domestic Partnership.

         (b) The Partnership shall not participate in (i) investments actively opposed by the board of directors of the potential Portfolio Company; (ii) investments in companies undergoing bankruptcy liquidations; or (iii) investments in real estate.

         (c) The General Partners shall use their best efforts to cause the Partnership to conduct its affairs in a manner that limits the Partnership's operations to investments and other related activities which, taken together, would not cause the Partnership to be treated for United States federal income tax purposes as engaged in a "trade or business within the United States," within the meaning of Section 864(b) of the Code, during any taxable year of the Partnership. Accordingly, the Partnership shall not:


         (1)
         acquire either any direct interest in United States real estate or any other interest, including an interest in a corporation, which would be treated as a "United States real property interest" within the meaning of Section 897(c) of the Code at the time of its acquisition by the Partnership;


         (2)
         acquire an interest in any partnership, trust or other non-corporate entity, unless (A) the Domestic General Partner determines, after consultation with counsel to the Partnership, that such proposed acquisition will not cause the Partnership to be treated as engaged in a trade or business within the United States for United States tax purposes, and (B) such entity agrees to be bound contractually by restrictions substantially similar to those set forth in this Section 3.11(c);


         (3)
         acquire and dispose of securities or other assets on a regular and frequent basis with a view to realizing short-term gains from market fluctuations; provided, however, that the Partnership (A) may make temporary investments of its funds not yet invested in securities of Portfolio Companies or used to pay Partnership expenses, and (B) shall attempt to minimize the frequency of such investment transactions and otherwise to conduct such temporary investment activity in a prudent and conservative manner consistent with the Partnership's objectives as set forth in Section 2.03;

         (4)
         invest in or enter into contracts for the purchase or sale of commodities;


         (5)
         invest in options or futures, including currency futures, other than options or other contracts for the acquisition of securities of a Portfolio Company;


         (6)
         make any investment with borrowed funds; provided, however, that the limitation set forth in this Section 3.11(c)(6) shall not preclude the Partnership from borrowing on a short-term basis or guaranteeing the obligations of a Portfolio Company, each to the extent permitted by
         Section 3.12; or


         (7)
         engage in or hold itself out as engaging in the performance of services for compensation, or otherwise carry on directly a trade or business.

         (d) The restrictions set forth in Section 3.11(c) are intended to ensure that the activities of the Partnership will be conducted so as to avoid United States federal income taxation on the income of the Partnership allocated to the Limited Partner (other than withholding tax on dividends and certain interest payments received from United States sources). To this end, in addition to complying with the specific restrictions set forth in Section 3.11(c), the General Partners shall use their best efforts, to the extent practicable and consistent with the Partnership's investment program:


         (1)
         not to engage in any activity that would subject the income of the Partnership allocated to the Limited Partner to United States federal income taxation (other than withholding tax on dividends and certain interest payments received from United States sources); and


         (2)
         in the event that the Code or the regulations promulgated thereunder are from time to time amended so as to require additional or different restrictions on Partnership activities and investments in order to avoid such taxation, to observe such additional or different restrictions.

               Notwithstanding the foregoing, in the event that legislative, judicial or regulatory changes occurring after the date hereof may cause Partners that are not United States Persons to become subject to United States federal, state or local income tax on their respective shares of capital gains realized by the Partnership that are not effectively connected with a trade or business within the United States, within the meaning of Section 864 of the Code, carried on by the Partnership, whether such income taxes are collected by withholding or otherwise, the preceding sentence shall not apply with respect to any such taxes.

         (e) In making temporary investments of idle Partnership funds, the Domestic General Partner shall use its best efforts to make such investments so as to minimize withholding of United States income tax at the source with respect to the shares of Partnership income and gains allocable to the Limited Partner. In this connection, the Domestic General Partner shall not invest in regulated investment companies that elect to be subject to Part I of Subchapter M of the Code.

         SECTION 3.12. BORROWING AND GUARANTEES. The Partnership may engage in borrowing, but only on a short-term basis pending its receipt of Additional Capital Contributions from the Partners. The Partnership may guarantee the indebtedness of any Portfolio Company; provided, however, that except with the consent of the Advisory Committee, the total amount guaranteed by the Partnership at any one time with respect to all Portfolio Companies shall not exceed 10% of the aggregate Subscriptions of all Partners.

                                   ARTICLE IV

                                 LIMITED PARTNER

         SECTION 4.01. NAME, ADDRESS AND SUBSCRIPTION. The name and address of the Limited Partner and its Subscription is set forth in Schedule A hereto. Schedule A shall be amended from time to time to reflect any change in the identity or the Subscriptions of the Partners or the aggregate Subscriptions of all Partners made in accordance with this Agreement, and no such revision shall constitute an amendment of this Agreement.

         SECTION 4.02. LIMITED LIABILITY. The liability of the Limited Partner to the Partnership shall be limited to any unpaid capital contributions which it agreed to make to the Partnership, except as otherwise provided under Bermuda law. The Partners acknowledge and agree that the Management Fee shall be payable by the Partnership out of Partnership assets and will not be paid directly by the Partners to the Management Company.

         SECTION 4.03.  NO CONTROL OF PARTNERSHIP; OTHER LIMITATIONS

         (a) The Limited Partner, in its capacity as such, shall not take any part in the control/management of the affairs of the Partnership, or undertake any transactions on behalf of the Partnership, or have any power to sign for or to bind the Partnership.

         (b) The Limited Partner shall not have the right or power to: (1) withdraw or reduce its contribution to the capital of the Partnership except as a result of the dissolution of the Partnership (provided that such Limited Partner shall have no right to withdraw or reduce its contributions on dissolution of the Partnership to the extent that the Partnership requires funds to pay its creditors) or as otherwise provided herein; (2) cause the termination and dissolution of the Partnership, other than the right specified in Section 13.03; or (3) demand or receive property other than cash in return for its contribution except as otherwise provided herein.

         SECTION 4.04. DEATH, DISSOLUTION OR BANKRUPTCY. The death, incompetence, bankruptcy, liquidation or dissolution of the Limited Partner shall not result in the termination of the Partnership, but the rights of such Limited Partner under this Agreement shall accrue to such Limited Partner's successor, estate or legal representative. Except as expressly provided in this Agreement, no other event affecting the Limited Partner (including but not limited to insolvency) shall affect this Agreement.

                                    ARTICLE V

                            EXPENSES; MANAGEMENT FEE

         SECTION 5.01. ORGANIZATIONAL EXPENSES. Upon execution of this Agreement, the Partnership shall reimburse the General Partners for all reasonable expenses incurred by the General Partners and their Affiliates that are attributable to the organization of the Partnership and the sale of interests in the Partnership to the Limited Partner, including the organization of the Limited Partner; provided, however, that the organizational expenses of the Partnership and the Domestic Partnership shall not exceed $500,000 in the aggregate. The General Partners shall allocate such organizational expenses to the Partnership or the Domestic Partnership to the extent such expenses can be reasonably attributed to one of such funds and not the other. Any remaining organizational expenses shall be allocated between the Partnership and the Domestic Partnership in proportion to their respective total Subscriptions. Any such expenses shall be paid by the Partnership and shall not reduce the balance in any Partner's Contributions Account. Neither the Partnership nor the Limited Partner shall be responsible for paying any syndication, brokerage, placement or similar fee required to be paid to Merrill Lynch & Co. on behalf of the Limited Partner. Such fee, if any, shall be paid by the General Partners or an Affiliate thereof.

         SECTION 5.02. MANAGEMENT FEE. The Partnership shall pay semi-annually in advance to the Management Company a Management Fee at the rate of (i) for the period commencing on the date of the Initial Closing until the end of the Commitment Period, 1.75% per year of the aggregate Subscriptions of all Partners and (ii) for the remainder of the term hereof, 1.75% per year of the total Cost of Portfolio Company securities held by the Partnership at the end of the immediately preceding fiscal year, subject, in each case, to the terms and conditions of the Management Agreement.

         SECTION 5.03. OPERATING EXPENSES. The Management Company shall bear all routine, normal operating expenses associated with the duties and services to be rendered to the Partnership under the Management Agreement, as provided in the Management Agreement. The Partnership shall reimburse the Offshore General Partner, upon demand, for all reasonable expenses incurred by the Offshore General Partner in discharging its responsibilities to the Partnership, and all other expenses of the Partnership shall be borne by the Partnership.

                                   ARTICLE VI

                               ADVISORY COMMITTEE

         SECTION 6.01. APPOINTMENT AND VACANCIEs. The Partnership and the Domestic Partnership shall have the same advisory committee (to be formed after the date of the Initial Closing) which shall consist of at least three members and no more than five members appointed by the Domestic General Partner and who shall be designees of the Limited Partner and the limited partners of the Domestic Partnership (the "ADVISORY COMMITTEE"). The Domestic General Partner may remove any member of the Advisory Committee at any time, with or without cause, and may fill any vacancy resulting from any removal or resignation from the Advisory Committee.

         SECTION 6.02. MEETINGS. The Advisory Committee shall meet at such times and from time to time as the Domestic General Partner or a majority of the members of the Advisory Committee may determine. The Domestic General Partner shall provide notice of each meeting to the members of the Advisory Committee. Members of the Advisory Committee shall receive from the Partnership and the Domestic Partnership reimbursement for any expenses incurred, at the direction of the Domestic General Partner, in connection with performing their duties hereunder, with any such reimbursement to be borne by the Partnership and the Domestic Partnership pro rata in proportion to their respective aggregate capital commitments.

         SECTION 6.03. DUTIES. To the extent permitted under Bermuda law for Persons that do not thereby become liable to any party as general partners of the Partnership, the functions of the Advisory Committee shall be to resolve potential conflicts of interest as outlined in Section 3.09, to review and approve of proposed Partnership investments to the extent required by Section 3.11, and to review certain valuations of Partnership assets.

         SECTION 6.04. VOTING; RULES AND PROCEDURES. All approvals, disapprovals, vetoes and other actions taken by the Advisory Committee shall be authorized by a majority of its members then holding office. The Advisory Committee shall have the authority to adopt rules and procedures, not inconsistent with this Agreement, relating to the conduct of its affairs.

         SECTION 6.05. DUTY OF CARE. The members of the Advisory Committee shall exercise their best judgment in carrying out their functions for the Partnership. No member of the Advisory Committee shall be liable to the Partnership or any Partner for any loss suffered by the Partnership or any Partner which arises out of any action or omission of such member, provided that
(1) such member determined, in good faith, that such course of conduct was in, or not opposed to, the best interest of the Partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Person's conduct was unlawful, and (2) such course of conduct did not constitute gross negligence or willful misconduct of such member. The Advisory Committee and each member thereof shall be fully protected and justified with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice as to matters of law of legal counsel, or as to matters of accounting of accountants, or as to matters of valuation of investment bankers or appraisers, selected by any of them with reasonable care. In addition, each member of the Advisory Committee shall be entitled to indemnification by the Partnership to the extent provided in Article XVIII hereof.

                                   ARTICLE VII

                            ADDITIONAL SUBSCRIPTIONS

         SECTION 7.01. ADDITIONAL SUBSCRIPTIONS WITHIN 180 DAYS AFTER INITIAL CLOSING. Subject to the provisions of this Agreement, during the period commencing on the date of the Initial Closing until and through the date that is 180 days thereafter (the "Final Closing"), the Offshore General Partner is authorized, but not obligated, to accept from time to time additional Subscriptions from the Limited Partner. Any such additional Subscriptions shall be accepted only if: (a) the Limited Partner contributes or pays, on or before the date of its additional Subscription, all amounts required by Section 8.05 hereof; (b) no distribution has been made by the Partnership to the Partners pursuant to Article XI prior to the date of the Limited Partner's additional Subscription other than a distribution described in Sections 8.05 and 11.06; and
(c) after the acceptance of such additional Subscriptions, the sum of the aggregate Subscriptions of all Partners and the aggregate capital commitments of all partners of the Domestic Partnership to the Domestic Partnership does not exceed $250 million. The Offshore General Partner shall cause Schedule A to be amended from time to time, without the consent of any other Partner, to reflect any changes in the Subscriptions or identity of any Partner or the aggregate Subscriptions of all Partners including any increase in the Subscriptions of the General Partners which is accepted contemporaneously with the acceptance of additional Subscriptions from the Limited Partner.

                                  ARTICLE VIII

                           CAPITAL OF THE PARTNERSHIP

         SECTION 8.01.  CAPITAL CONTRIBUTIONS.

         (a) The capital of the Partnership shall consist initially of the initial capital contributions of the Partners, as set forth in Schedule A, which amount shall equal in the aggregate 10% of each Partner's Subscription. In addition, each Partner shall make additional contributions to the capital of the Partnership ("ADDITIONAL CAPITAL CONTRIBUTIONS"), upon no less than 10 days' prior written notice from the Offshore General Partner, so as to increase the aggregate amount of its contributions to the Partnership to an amount equal to such Partner's Subscription. Each such notice shall set forth the date on which the related Additional Capital Contribution is due and shall include a general description of the purposes and uses for which the Additional Capital Contributions are being called including, for example, the payment of Partnership expenses (including the Management Fee) and the purchase of Portfolio Securities; provided that the Offshore General Partner shall not be required to identify the purposes and uses of 100% of any Additional Capital Contribution or be required to identify the name of any particular Portfolio Company or proposed Portfolio Company. The amount of capital required to be contributed by each Partner on each occasion of an Additional Capital Contribution shall be computed by the Offshore General Partner so that each Partner's Additional Capital Contribution bears the same relationship to the aggregate Additional Capital Contributions to be made on such occasion as such Partner's Subscription bears to the aggregate Subscriptions of all Partners. All calls for contributions of additional capital by the Partners and the partners of the Domestic Partnership to their respective partnerships shall be made on an as-needed basis at the same times and on substantially the same terms. All capital contributions shall be made in cash in United States dollars.

         (b) From and after the end of the Commitment Period (as defined below), the Limited Partner shall be released from any obligation to make Additional Capital Contributions as provided for in Section 8.01(a) except to the extent necessary to (i) pay the expenses and liabilities of the Partnership, including the Management Fee, (ii) complete investments by the Partnership in respect of transactions committed to by the Partnership prior to the end of the Commitment Period and (iii) make follow-on investments in Portfolio Companies provided that the aggregate amount of such follow-on investments shall not exceed 20% of the aggregate Subscriptions of all Partners. The "COMMITMENT PERIOD" shall commence on the date of the Initial Closing and shall end on the fourth anniversary date of the Initial Closing; provided, that, if Robert L. Burr and any one of Christopher M.V. Jones, Eytan M. Shapiro and Timothy R.V. Parton are no longer active in the affairs of the Partnership and the General Partners do not replace such Persons within 60 days thereafter with investment manager(s) acceptable to the Limited Partner, as directed by a majority in interest of the Shareholders of the Limited Partner, then the Limited Partner, by vote of the Limited Partner, as directed by two-thirds in interest of the Shareholders of the Limited Partner, taken within 45 days after the end of such 60 day period, may cause the Commitment Period to end prior to the fourth anniversary of the date of the Initial Closing (provided that the limited partners of the Domestic Partnership simultaneously cause the commitment period of the Domestic Partnership to end).

         (c) The Offshore General Partner may at any time, by written notice to the Limited Partner, terminate in whole or in part the obligation of the Partners to make Additional Capital Contributions and, upon the giving of such notice, the obligation of the Partners to make such contributions shall terminate to the extent specified in such notice. Any partial termination of the outstanding obligations of the Partners to make Additional Capital Contributions shall be accomplished by terminating in part the obligations of all Partners, pro rata in proportion to their respective Subscriptions. The Offshore General Partner shall not cause any termination of the Partners' obligation to make Additional Capital Contributions unless a substantially equivalent termination occurs contemporaneously with respect to the obligations of the partners of the Domestic Partnership to make additional capital contributions to the Domestic Partnership. In the event that the Offshore General Partner terminates, in whole or in part, the obligations of the Partners to make Additional Capital Contributions, each Partner's Subscription shall be reduced accordingly as of the date that written notice of such termination is delivered to the Partners.

         SECTION 8.02.  FAILURE TO MAKE ADDITIONAL CAPITAL CONTRIBUTIONS.

         (a) In the event that any Partner fails to pay any amount which it is required to pay to the Partnership on or before the date when such amount is due and payable, it shall be deemed to be in default hereunder (a "DEFAULTING PARTNER") and a notice of default shall be given to it by express courier service, facsimile transmission, air mail or certified or registered mail.

         (b) If the full amount of such payment is not received by the Partnership within 45 days after the delivery of such notice, as liquidated and agreed upon current damages for such default (it being agreed that it would be difficult or impossible to fix the actual damages), the Partnership shall have the option, exercisable by the Offshore General Partner in its sole discretion by mailing notice thereof to the Defaulting Partner, to reduce each of the Defaulting

Partner's Contributions Account and Capital Account established pursuant to Sections 9.01 and 9.02, respectively, by an amount equal to 50% of such Defaulting Partner's Subscription at the time of the default (the "DEFAULT CHARGE"). The amount of any Default Charge levied upon a Defaulting Partner shall immediately become unrestricted monies of the Partnership and shall be allocated to and among the respective Contributions Accounts of the non-defaulting Partners in such proportion as the Contributions Account of each such non-defaulting Partner then bears to the sum of the Contributions Accounts of all non-defaulting Partners; and to and among the respective Capital Accounts of the non-defaulting Partners in such proportion as the Capital Account of each such non-defaulting Partner then bears to the sum of the Capital Accounts of all non-defaulting Partners. For purposes of the preceding sentence: (1) the amount by which a Defaulting Partner's Contributions Account or Capital Account is reduced shall in no case exceed the positive balance in such Defaulting Partner's Contributions Account or Capital Account, respectively, immediately before the reduction; (2) if either of the Capital Account or the Contributions Account of the Defaulting Partner otherwise would be reduced below zero by the imposition of the full amount of any Default Charge, such account shall be reduced to zero and any excess of the full amount of the Default Charge over the positive balance in such account immediately before such reduction shall be carried over and applied to reduce the balance in such account at such subsequent time or times as such account has a positive balance; and (3) any increase in the Capital Accounts or Contributions Accounts of non-defaulting Partners as the result of the imposition of a Default Charge shall occur only at such time or times as the corresponding reductions in the Defaulting Partner's accounts occur.

         (c) Notwithstanding anything to the contrary set forth in this Agreement, (1) any Defaulting Partner that does not make full payment to the Partnership of all amounts due and payable to the Partnership on or before the date that is 45 days after notice of a default was mailed to such Partner as provided in Section 8.02(a) shall not receive any distributions from the Partnership until such time as the Partnership makes its final liquidating distribution pursuant to Article XIV; and (2) any distributions that otherwise would be made to a Defaulting Partner during such 45-day period shall be made to such Defaulting Partner at the end of such 45-day period if, before the end of such period, the Defaulting Partner has paid to the Partnership all amounts then due and payable.

         (d) The application of the aforesaid liquidated damages provision shall not relieve any Defaulting Partner of such Partner's obligation to make all subsequent Additional Capital Contributions when due unless the Offshore General Partner, in its sole discretion, determines that no further Additional Capital Contribution shall be accepted from the Defaulting Partner and notifies such Defaulting Limited Partner in writing. As of the date that such notice is sent to the Defaulting Partner, such Defaulting Partner's Subscription shall be reduced by an amount equal to the excess of such Defaulting Partner's original Subscription over the aggregate paid-in capital contributions of such Defaulting Partner. In the event that the balances in each of the Capital Account and the Contributions Account of any Defaulting Partner have been reduced to zero and either (1) each Partner (other than any Defaulting Partner) has contributed to the Partnership the full amount of such Partner's Subscription, or (2) the Offshore General Partner has determined that such Defaulting Partner shall not be permitted to make any subsequent Additional Capital Contribution to the Partnership, such Defaulting Partner's interest in the Partnership shall be extinguished completely and the Partnership shall have no further obligation of any nature to such Person. Except as expressly set forth herein, no Partner may contribute to the Partnership less than the full amount of such Partner's Subscription.

         (e) Notwithstanding any other language in this Section 8.02, if the Limited Partner is deemed to be a Defaulting Partner in accordance with this
Section 8.02 on account of the failure of a Shareholder to make a call required by the Limited Partner's bye-laws, the provisions of Section 8.02 shall apply to such Shareholder's sub-Contributions Account and sub-Capital Account established pursuant to Section 9.05, and any allocations of unrestricted monies of the Partnership pursuant to Section 8.02(b) shall be made to and among the General Partners' Contributions Accounts and Capital Accounts and each of the other Shareholders' sub- Contributions Accounts and sub-Capital Accounts. Upon the default of any Shareholder in making a call to the Limited Partner and a corresponding default by the Limited Partner in making Additional Capital Contributions to the Partnership pursuant to Section 8.01, this Section 8.02 shall be interpreted and applied as necessary to ensure, to the extent feasible, that only the defaulting Shareholder and no other Shareholder of the Limited Partner is adversely affected by the imposition of any Default Charge attributable to the defaulting Shareholder's default.

         SECTION 8.03. NO INTEREST OR WITHDRAWALS. No interest shall accrue on any capital contribution made by a Partner, and no Partner shall have the right to withdraw or to be repaid any of its capital contributions so made, except as specifically provided in this Agreement.

         SECTION 8.04. MINIMUM CAPITAL CONTRIBUTIONS OF GENERAL PARTNERS. The General Partners shall contribute capital to the Partnership at such times and in such amounts as necessary to ensure that the paid-in capital contributions of the General Partners are at all times equal in the aggregate to at least 1.01% of the paid-in capital contributions of the Limited Partner at such time.

         SECTION 8.05. CONTRIBUTIONS AND PAYMENTS ON ADDITIONAL SUBSCRIPTIONS.

         (a) Upon the acceptance of any additional Subscriptions in accordance with . Section 7.01 hereof: (i) the General Partners shall amend or supplement Schedule A hereto to reflect the additional Subscriptions of the Limited Partner; (ii) the additional Subscriptions shall be included thereafter in the Partnership's aggregate Subscriptions; and (iii) the Subscriptions of the General Partners shall be increased (if necessary) to the amount then required by Section 8.04.

         (b) The Limited Partner shall pay to the Partnership, by wire transfer of immediately available funds, on each date of its additional Subscription the following amounts (which amounts in clause (ii) and (iii) shall not constitute part of the Additional Capital Contributions of the Limited Partner):

               (i) a capital contribution representing the same percentage of its additional Subscription as the percentage which the Limited Partner had been required to contribute of its Subscription prior to such date (treating, for this purpose, any amounts previously returned to the Limited Partner pursuant to Section 8.05(c)(i), and any amount required to be so returned upon the acceptance of such additional Subscriptions, as if such amounts had not been previously contributed by the Limited Partner);


               (ii) an amount equal to interest that would have been earned if the dollar amount of such additional Subscription's proportionate share of the capital contributions previously used to make investments in Portfolio Companies (unless in the discretion of the General Partners there has been a material change or significant event relating to a Portfolio Company which would justify a different amount), had been invested at an interest rate equal to the Prime Rate plus two percent (2%) per annum, compounded annually, for the period from such investment to the date of such acceptance of additional Subscriptions from the Limited Partner; and


               (iii) an additional amount equal to the interest that would have been earned if the dollar amount of the additional payment of the Management Fee made by the Partnership to the Management Company at the time of the acceptance of such additional Subscriptions had been invested at an interest rate equal to the Prime Rate per annum, compounded annually, for the period from the Initial Closing to the date of the acceptance of such additional Subscriptions. The Partnership shall remit such additional amounts to the Management Company as provided in Section 5.02.


         (c) Upon the acceptance of an additional Subscription, the Partnership shall distribute to the Partners:

               (i) an amount equal to such additional Subscription's proportionate share of the capital contributions previously used to make investment in Portfolio Companies, which shall be apportioned among such previously admitted Partners (which such Limited Partner shall apportion among its Shareholders of record prior to such date), in proportion to their respective contributions and shall increase on a dollar-for-dollar basis the Additional Capital Contributions required to be made by each Partner pursuant to Section 8.01 and correspondingly decrease each Partner's Contributions Account; and


               (ii) an amount equal to the additional payment made by the Limited Partner pursuant to Section 8.05(b)(ii), which shall not increase the Additional Capital Contributions required to be made by any Partner pursuant to Section 8.01.


         (d) Each Partner acknowledges and agrees that the intent of this
Section 8.05 is to allow each additional Shareholder of the Limited Partner to obtain an indirect interest (based on its increase in the Limited Partner's Subscription) in each investment in a Portfolio Company previously made by the Partnership at the time of such additional Subscription and to cause each additional Shareholder of the Limited Partner to bear its proportionate additional share of the Management Fee paid prior to the acceptance of such additional Subscriptions, in each case in exchange for the payments required under this Section 8.05.

         (e) For purposes of the provisions of Sections 8.05(b)(ii) and 8.05(b)(iii), the acceptance of additional Subscriptions after the Initial Closing from the Limited Partner with respect to any existing Shareholder of the Limited Partner who became a Shareholder of the Limited Partner prior to the Final Closing, shall not require the Limited Partner to make any additional payments pursuant to clauses (ii) or (iii) of Section 8.05(b) if and to the extent that such additional Subscription results from the original terms or formula by which such existing Shareholder of the Limited Partner's subscription for Preference Shares was calculated and is made in order to allow such existing Shareholder of the Limited Partner to maintain its percentage interest in the Limited Partner.



                                   ARTICLE IX

                                    ACCOUNTS

         SECTION 9.01. CONTRIBUTIONS ACCOUNTS. There shall be established on the books of the Partnership a capital contributions account ("CONTRIBUTIONS ACCOUNT") for each Partner which shall consist of such Partner's initial capital contribution to the Partnership made pursuant to this Agreement, (a) increased by (1) any Additional Capital Contributions made by such Partner, and (2) any part of a Default Charge added to the Contributions Account of such Partner pursuant to Section 8.02; and
(b) decreased by (1) any Default Charge subtracted from the Contributions Account of such Partner pursuant to Section 8.02 and (2) any distribution pursuant to Section 8.05(c)(i). Except as provided in the preceding sentence, a Partner's Contributions Account shall not be reduced on account of any distributions of capital to such Partner or for any other reason.

         SECTION 9.02. CAPITAL ACCOUNTS. There shall be established on the books of the Partnership a capital account ("CAPITAL ACCOUNT") for each Partner that shall consist of such Partner's initial capital contribution to the Partnership made pursuant to this Agreement, (a) increased by (1) any Additional Capital Contributions made by such Partner, (2) any part of a Default Charge added to the Capital Account of such Partner pursuant to Section 8.02, and (3) any amounts from time to time added to the Capital Account of such Partner pursuant to Article X; (b) decreased by (1) any distributions made to such Partner including pursuant to Section 8.05(c)(1), (2) any Default Charge subtracted from the Capital Account of such Partner pursuant to Section 8.02, and (3) any amounts subtracted from the Capital Account of such Partner pursuant to Article X; and (c) otherwise adjusted in accordance with the tax accounting principles set forth in Treasury Regulations Section 1.704-1(b)(2)(iv). For these purposes, Net Gain allocated to any Partner shall be added to, and Net Loss and Loss Items so allocated shall be subtracted from, such Partner's Capital Account.

         SECTION 9.03. ACCOUNTING FOR DISTRIBUTIONS IN KIND. For purposes of maintaining Capital Accounts when Partnership property is distributed in kind,
(a) the Partnership shall treat such property as if it had been sold for its fair market value on the date of distribution as determined in accordance with
Article XII; (b) any difference between the fair market value of such property as so determined and the Cost of such property shall constitute Net Gain or Loss attributable to such distribution and shall be allocated to the Capital Accounts of the Partners pursuant to Article X; and (c) all property distributed in kind by the Partnership to a Partner shall be debited to that Partner's Capital Account at the fair market value of such property on the date of distribution (net of any liabilities secured by such distributed property that such Partner is considered to assume or take subject to under Section 752 of the Code).

         SECTION 9.04. COMPLIANCE WITH TREASURY REGULATIONS. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704(b) of the Code and Treasury Regulations Section 1.704- 1(b), and shall be interpreted and applied in a manner consistent with such regulations. In the event that the Offshore General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such regulations, the Offshore General Partner may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Partner pursuant to Articles XI or XIV hereof.

         SECTION 9.05 LIMITED PARTNER SUB-ACCOUNTS. The Partnership shall maintain sub- accounts with respect to the Limited Partner's Contributions Account and Capital Account in order to reflect each Shareholder's beneficial interest in the Partnership.

                                    ARTICLE X

                                   ALLOCATIONS

         SECTION 10.01. GENERAL. Partnership income, gain, loss, deductions and expenses shall be allocated to the Capital Accounts of the Partners in accordance with this Article X.

         SECTION 10.02. NET GAIN. As of the end of each fiscal year of the Partnership and after giving effect to the special allocations set forth in Sections 10.05 and 10.06, the Net Gain (if any) of the Partnership for such fiscal year shall be allocated to the Capital Accounts of the Partners as follows:

         (a) First, to all Partners, in proportion to the amounts of Net Loss (if any) previously allocated to each such Partner pursuant to Section 10.03(d) and not offset by prior allocations of Net Gain made pursuant to this Section 10.02(a), an amount of Net Gain equal to the aggregate amount of such Net Loss;

         (b) Second, to the extent of any Net Gain remaining after allocations pursuant to Section 10.02(a), to all Partners, in proportion to each Partner's respective 8% Preferential Return Allocation, an amount of Net Gain equal to the aggregate amount of such 8% Preferential Return Allocations;

         (c) Third, to the extent of any Net Gain remaining after allocations pursuant to Sections 10.02(a) and 10.02(b):

                 (1)
                  if the Partnership is not in an 8% Payback Period, 100% to all Partners in proportion to their respective Contributions Accounts; and

                  (2)
                  if the Partnership is in an 8% Payback Period, 100% to the Domestic General

                  Partner until the Domestic General Partner has received allocations of Net Gain pursuant to this Section 10.02(c)(2) and Sections 10.02(d) and 10.06 (net of offsetting allocations of Net Loss and Loss Items) equal in the aggregate to its 20% Subordinate Gain Allocation; and

         (d) Fourth, to the extent of any Net Gain remaining after allocations pursuant to Sections 10.02(a), 10.02(b) and 10.02(c), 80% to all Partners in proportion to their respective Contributions Accounts and 20% to the Domestic General Partner.

         SECTION 10.03. NET LOSS. As of the end of each fiscal year of the Partnership and after giving effect to the special allocations set forth in Sections 10.05 and 10.06, the Net Loss (if any) of the Partnership for such fiscal year shall be allocated to the Capital Accounts of the Partners as follows:

         (a) First, to all Partners, in proportion to the respective amounts of Net Gain (if any) previously allocated to each such Partner pursuant to Section 10.02(d) and not offset by prior allocations of Net Loss made pursuant to this
Section 10.03(a) or Loss Items pursuant to Section 10.05, an amount of Net Loss equal to the aggregate amount of such Net Gain (if any).

         (b) Second, to the extent of any Net Loss remaining after allocations pursuant to Section 10.03(a):

                  (1)
                  to the Domestic General Partner, an amount of Net Loss equal to the aggregate amount of Net Gain previously allocated to the Domestic General Partner pursuant to Section 10.02(c)(2) and not offset by prior allocations of Net Loss made pursuant to this Section 10.03(b)(1) or Loss Items pursuant to Section 10.05; and then

                  (2)
                  to all Partners, in proportion to the respective amounts of Net Gain (if any) previously allocated to each Partner pursuant to Section 10.02(c)(1) and not offset by prior allocations of Net Loss made pursuant to this Section 10.03(b)(2) or Loss Items pursuant to Section 10.05, an amount of Net Loss equal to the aggregate amount of such Net Gain.

         (c) Third, to the extent of any Net Loss remaining after allocations pursuant to Sections 10.03(a) and 10.03(b), to all Partners, in proportion to the respective amounts of Net Gain (if any) previously allocated to each Partner pursuant to Section 10.02(b) and not offset by prior allocations of Net Loss made pursuant to this Section 10.03(c) or Loss Items pursuant to Section 10.05, an amount of Net Loss equal to the aggregate amount of such Net Gain.

         (d) Fourth, to the extent of any Net Loss remaining after allocations pursuant to Section 10.03(a), 10.03(b) and 10.03(c), to all Partners in proportion to their respective Contributions Accounts.

         SECTION 10.04. DISTRIBUTIONS IN KIND. Net Gain or Loss attributable to a distribution of Partnership property in kind shall be allocated, immediately prior to the time such distribution is made, to the Partners' Capital Accounts on the same basis as an equivalent amount of Net Gain or Loss would be allocated for a hypothetical fiscal year ending immediately prior to such distribution. For this purpose, there shall be taken into account any Net Gain or Loss attributable to distributions in kind previously made during the fiscal year, but there shall not be taken into account other items of Partnership income, gain, loss or deduction realized or incurred since the end of the prior fiscal year (such items being taken into account and allocated to Partners' Capital Accounts as Net Gain, Net Loss or Loss Items only at the end of the fiscal year in which they are realized or incurred).

         SECTION 10.05.  OPERATIONAL RULES.

         (a) If, for any fiscal period, Net Gain is available to be allocated to the Partners but (1) an allocation of all of such Net Gain pursuant to Section
10.02 for such fiscal period would not be sufficient to provide each Partner with such Partner's full 8% Preferential Return Allocation for such fiscal period, and (2) any allocation of Net Gain for any prior fiscal period has been made pursuant to Sections 10.02(c)(2) or 10.02(d) but not previously offset by allocations of Net Loss pursuant to Sections 10.03(a) or 10.03(b)(1) or Loss Items pursuant to this Section 10.05, then:

                  (A)

                  Loss Items for such fiscal period shall be allocated (subject to the remainder of this Article X) to all Partners, in proportion to the respective amounts of Net Gain previously allocated to each such Partner pursuant to Sections 10.02(c)(2) or 10.02(d) and not previously offset by allocations of Net Loss made pursuant to Sections 10.03(a) or 10.03(b)(1) or Loss Items pursuant to this Section 10.05, in an aggregate amount equal to the lesser of the aggregate amount of such Loss Items or the aggregate amount of such Net Gain, with such Loss Items allocated among the Partners to offset such allocations of Net Gain in the order in which such allocations of Net Gain previously were made; and

                  (B)
                  the Net Gain of the Partnership for such fiscal period, determined solely for this purpose by excluding all Loss Items specially allocated pursuant to this Section 10.05 with respect to such fiscal period, shall then be allocated pursuant to Section 10.02.

         (b) If, for any fiscal period which is a 8% Payback Period, Net Gain is available to be allocated to the Partners but (1) an allocation of all of such Net Gain pursuant to Section 10.02 for such fiscal period would be insufficient to provide the Domestic General Partner with its full 20% Subordinate Gain Allocation, and (2) any allocation of Net Gain for any prior fiscal period has been made pursuant to Section 10.02(d) but not previously offset by allocations of Net Loss pursuant to Section 10.03(a) or Loss Items pursuant to this Section 10.05, then:

                  (A)
                  Loss Items for such fiscal period shall be allocated (subject to the remainder of this Article X) to all Partners, in proportion to the respective amounts of Net Gain previously allocated to each such Partner pursuant to Section 10.02(d) and not previously offset by allocations of Net Loss made pursuant to Section 10.03(a) or Loss Items pursuant to this
                  Section 10.05, in an aggregate amount equal to the lesser of the aggregate amount of such Loss Items or the aggregate amount of such Net Gain, with such Loss Items allocated among the Partners to offset such allocations of Net Gain in the order in which such allocations of Net Gain previously were made; and

                  (B)
                  the Net Gain of the Partnership for such fiscal period, determined solely for this purpose by excluding all Loss Items specially allocated pursuant to this Section 10.05 with respect to such fiscal period, shall then be allocated pursuant to Section 10.02.

         SECTION 10.06. REGULATORY ALLOCATIONS. The following provisions are included in order to comply with tax rules set forth in the Code and to permit the Partnership to obtain the benefits of a "SAFE HARBOR" provided by Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

         (a) If and to the extent that any allocation of Net Loss or Loss Items (or portion thereof) to any Partner would cause such Partner's Capital Account to be negative by an amount which exceeds such Partner's Restoration Amount then such loss (or portion thereof) shall be allocated first to the Capital Accounts of the other Partners in proportion to the positive balances in their respective Capital Accounts until all such Capital Accounts are reduced to zero, then to the Capital Accounts of Partners with Restoration Amounts, in proportion to their respective

Restoration Amounts, until each such Partner's Capital Account is negative by an amount equal to such Partner's Restoration Amount, and then to the Capital Accounts of the General Partners in proportion to their relative Contributions Accounts; provided that an allocation pursuant to this Section 10.06(a) shall be made only if and to the extent that the deficit in such Partner's Capital Account would exceed such Partner's Restoration Amount after all allocations provided for in this Article X have been made tentatively as if Section 10.06 hereof were not included in this Agreement.

         (b) If any Partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4),
(5) or (6), and such adjustment, allocation or distribution causes such Partner to have a deficit balance in such Partner's Capital Account that exceeds such Partner's Restoration Amount or would further reduce a balance in such Partner's Capital Account that is already negative by an amount which exceeds such Partner's Restoration Amount, there shall be allocated to such Partner items of income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income, and gain for such fiscal period) in an amount and manner sufficient to eliminate such Partner's deficit Capital Account balance, to the extent required by Treasury Regulations Section 1.704-1(b)(2)(ii)(d), as quickly as possible; provided that an allocation pursuant to this Section 10.06(b) shall be made only if and to the extent that the deficit in such Partner's Capital Account would exceed such Partner's Restoration Amount after all allocations provided for in this Article X have been made tentatively as if this Section 10.06(b) were not included in this Agreement. The foregoing sentence is intended to constitute a "qualified income offset" provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), and shall be interpreted and applied in all respects in accordance with that Section.

         (c) In the event that any Partner has a negative Capital Account at the end of any Partnership fiscal year which is in excess of such Partner's Restoration Amount, there shall be allocated to such Partner items of Partnership income (including gross income) and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this
Section 10.06(c) shall be made only if and to the extent that the deficit in such Partner's Capital Account would exceed such Partner's Restoration Amount after all allocations provided for in this Article X have been made tentatively as if Section 10.06(b) hereof and this Section 10.06(c) were not included in this Agreement.

         (d) To the extent that an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

         (e) The allocations set forth in Sections 10.06(a), 10.06(b), 10.06(c) and 10.06(d) hereof (the "REGULATORY ALLOCATIONS") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1(b). Notwithstanding any other provisions of this Article X (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating subsequent Net Gain, Net Loss, Loss Items and items of income, gain, loss and deduction among the Partners so that, to the extent possible, the net amount of such allocations of subsequent Net Gain, Net Loss, Loss Items and other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner pursuant to the provisions of this Article X if the Regulatory Allocations had not occurred.

             For purposes of applying the foregoing sentence, allocations pursuant to this Section 10.06(e) shall be made with respect to allocations pursuant to Section 10.06(d) only to the extent the Offshore General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, if allocations to the Domestic General Partner include or are affected by Regulatory Allocations or allocations pursuant to this Section 10.06(e) intended to offset such Regulatory Allocations, the Offshore General Partner, after consulting with the Partnership's accountants and other advisors, shall have discretion to make such adjustments to subsequent 20% Subordinate Gain Allocations as the Offshore General Partner deems reasonably necessary or appropriate to effectuate the economic arrangements of the Partners.

         (f) Subject only to the "QUALIFIED INCOME OFFSET" provisions of Section 10.06(b) hereof, the General Partners shall be allocated at least 1% of each material item of Partnership income, gain, loss, deduction or credit at all times during the existence of the Partnership. To the extent that any allocation is made pursuant to this Section 10.06(f), such allocation shall be treated as a Regulatory Allocation for purposes of Section 10.06(e); provided, however, that in the event of any conflict between Section 10.06(e) and this Section 10.06(f), this Section 10.06(f) shall govern.

         SECTION 10.07.  ADJUSTMENTS TO REFLECT CHANGES IN INTERESTS.

         (a) Notwithstanding the foregoing but subject to Section 10.07(b), with respect to any fiscal period during which any Partner's interest in the Partnership changes, whether by reason of the admission of a Partner, the withdrawal of a Partner, a non-pro rata contribution of capital to the Partnership or any other event described in Section 706(d)(1) of the Code and regulations issued thereunder, allocations of Net Gain, Net Loss and Loss Items shall be adjusted appropriately to take into account the varying interests of the Partners during such period. The Offshore General Partner shall consult with the Partnership's accountants and other advisors and shall select the method of making such adjustments, which method shall be used consistently thereafter.

         (b) If any Person is admitted to the Partnership (or the Subscription of any existing Partner is increased) after the Initial Closing in accordance with the provisions of this Agreement, the Offshore General Partner shall adjust the allocations otherwise provided for in this Article X of Net Gain or Loss and Loss Items (and items of Partnership income, gain, loss and expense), for the fiscal year in which such event occurs and for subsequent fiscal years if necessary, so that, after such adjustments have been made, each Partner (including any Partners admitted after the Initial Closing and all Partners whose Subscriptions have been increased after the Initial Closing) shall have been allocated Partnership expenses, including Organizational Expenses, equal in amount to the aggregate amount of Partnership expenses such Partner would have been allocated if it had been admitted to the Partnership on the Initial Closing with a Subscription equal to that set forth in Schedule A after such schedule has been amended to reflect such Partner's admission or the increase in its Subscription; provided, however, that (1) no item of income, gain or deductible loss realized (or deemed to have been realized on a distribution in kind) before the admission of any new Partner shall be allocated to such Partner and (2) allocations to any existing Partner of items of income, gain or deductible loss realized (or deemed to have been realized on a distribution in kind) prior to the increase in the Subscription of such Partner shall be limited to those permitted by Section 706 of the Code.

         SECTION 10.08. TAX ALLOCATIONS. For federal, state and local income tax purposes, Partnership income, gain, loss, deduction or credit (or any item thereof) for each fiscal year shall be allocated to and among the Partners in order to reflect the allocations made pursuant to the provisions of this Article X for such fiscal year (other than allocations of items which are not deductible or are excluded from taxable income), taking into account any variation between the adjusted tax basis and book value of Partnership property in accordance with the principles of Section 704(c) of the Code.

         SECTION 10.09.  TIMING OF ALLOCATIONS.

         (a) The Offshore General Partner shall cause the Partnership to make the allocations described in this Article X as of any time that the Partnership enters an 8% Payback Period on the basis of an interim closing of the Partnership's books at such time. It is intended that this Section 10.09, in conjunction with Section 11.04(a) and the definition of 8% Preferential Return Allocation set forth in Appendix A, shall be interpreted so as to apportion Net Gain of the Partnership for the full fiscal period to be divided by such interim closing to the short fiscal period prior to the interim closing only to the extent necessary to provide each Partner with the allocations of Net Gain contemplated by Sections 10.02(a) and 10.02(b), and that all remaining Net Gain for such full fiscal period shall be deemed to be attributable to the short fiscal period following such interim closing.

         (b) The Offshore General Partner in its sole discretion may also cause the Partnership to make such allocations on the basis of an interim closing of the books as of the time that any distribution is made during a fiscal period that is not an 8% Payback Period. In such event, it is intended that the pertinent provisions of this Agreement shall be interpreted so as to apportion Net Gain of the Partnership for the full fiscal period to be divided by such interim closing to the short fiscal period prior to the interim closing and the short fiscal period following such interim closing in the manner determined by the Offshore General Partner, after consultation with the Partnership's accountants and other advisors, to be appropriate to effectuate the economic arrangements among the Partners as contemplated by this Agreement.

         (c) If any such interim closing occurs, each short fiscal period that results shall constitute a fiscal year for purposes of this Article X other than
 Section 10.08 hereof. Tax allocations pursuant to Section 10.08 shall be made only as of the end of each fiscal year.

                                   ARTICLE XI

                                  DISTRIBUTIONS

         SECTION 11.01.  TAX DISTRIBUTIONS.

         (a) The Partnership shall distribute to each Partner (including any tax-exempt Partners) in cash, with respect to each fiscal year, either during such year or within 90 days thereafter, an amount equal to the aggregate state and federal income tax liability such Partner would have incurred as a result of such Partner's ownership of an interest in the Partnership, calculated (i) as if such Partner were (A) subject to tax as a resident or domiciliary of New York City, New York and (B) taxable at the maximum rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under applicable federal, state and local income tax laws as determined from time to time by the Offshore General Partner after consulting with accountants to the Partnership; (ii) as if allocations from the Partnership were, for such year, the sole source of income and loss for such Partner; and (iii) without regard to the carryover of items of loss, deduction and expense previously allocated by the Partnership to such Partner (such distributions being referred to herein as "TAX DISTRIBUTIONS").

         (b) Notwithstanding the foregoing: (1) the aggregate amount of Tax Distributions that otherwise would be made pursuant to this Section 11.01 may be reduced or not made with respect to any fiscal year to the extent determined by the Offshore General Partner in its sole discretion, and (2) Tax Distributions that otherwise would be made to any Partner with respect to any Fiscal Year pursuant to Section 11.01(a) shall be reduced by the amount of any other cash distributions made by the Partnership to such Partner during such Fiscal Year or within 90 days thereafter, provided, however, that for purposes of this clause (2) any Tax Distribution made within 90 days after the beginning of any fiscal year with respect to a prior year shall not be accounted for as a Tax Distribution for the fiscal year in which it was made.

         (c) The Partnership may make Tax Distributions to the Partners during any Partnership fiscal year to enable them to satisfy their liability to make estimated tax payments with respect to such fiscal year or the preceding fiscal year based on calculations of the Partners' estimated tax liability made pursuant to Section 11.01(a) as of such dates as the Offshore General Partner in its sole discretion may determine; provided, however, that:

                  (1)
                  if the aggregate amount of Tax Distributions made to any General Partner with respect to any fiscal year exceeds the tax liability of such General Partner with respect to such fiscal year (calculated as of the end of such fiscal year pursuant to Section 11.01(a)), such excess shall be treated to the maximum extent possible as an advance to such General Partner against such General Partner's distributive share of Partnership income and such General Partner shall return such excess to the Partnership without interest promptly after the determination of such excess amount; and

                  (2)
                  the Capital Account of a General Partner shall not be reduced by any advances made to such General Partner pursuant to this
                  Section 11.01(c) during any fiscal year, but shall be reduced as of the end of such fiscal year by an amount equal to the aggregate amount of all such advances (net of any part of such advances returned to the Partnership by such General Partner pursuant to the preceding clause (1)).

         SECTION 11.02. TIMING OF DISTRIBUTIONS. The Partnership shall distribute (a) the cash proceeds of all dispositions of Portfolio Securities and
(b) all other current income, in each case net of Partnership expenses and reserves for reasonably-estimated future expenses and liabilities at such times as the Offshore General Partner shall determine in its sole discretion and in any case not later than 60 days after receipt of such cash proceeds or other current income. The Partners acknowledge that it is the General Partners' intention to make all distributions in cash during the term of the Partnership except when the General Partners have determined in good faith that a distribution of Portfolio Securities in kind, made in accordance with the provisions of this Article XI, would yield greater value to the Limited Partner at the time of distribution than a sale of such Portfolio Securities by the Partnership and a subsequent distribution of the proceeds thereof to the Limited Partner in cash.

         SECTION 11.03.  PRIORITY OF DISTRIBUTIONS.

         (a) Distributions of cash and Partnership property in kind (other than Tax Distributions and Liquidating Distributions) made at any time while the Partnership is not in an 8% Payback Period shall be made 100% to all Partners as follows:

                  (1)
                  First, in proportion to their respective Contributions Accounts until each Partner has received aggregate distributions, in cash or in kind, equal to the balance in such Partner's Contributions Account; and

                  (2)
                  Thereafter, in proportion to their respective 8% Distribution Preferences.

         (b) Distributions of cash and Partnership property in kind (other than Tax Distributions and Liquidating Distributions) made at any time while the Partnership is in an 8% Payback Period shall be made in the following order and priority:


         (1)
         First, 100% to the Domestic General Partner until the Domestic General Partner has received additional distributions equal to 20% of the sum of (i) the excess of the Partnership's aggregate prior distributions (including distributions made pursuant to Section 11.03(a) on the date that the amount of a distribution to be made pursuant to this Section 11.03(b)(1) is being determined) over the aggregate balances in the Contributions Accounts of all Partners and (ii) the amount determined pursuant to the preceding clause (i) multiplied by 25% (20/80); and


         (2)
         Second, as long as the Partnership continues to be in an 8% Payback Period, 80% to all Partners in proportion to their respective Contributions Accounts and 20% to the Domestic General Partner.

         SECTION 11.04.  OPERATIONAL RULES.

         (a) If a proposed distribution of cash or of Partnership property in kind made in accordance with the percentages specified in Section 11.03(a) would cause the Partnership to enter an 8% Payback Period, such cash or property shall be deemed to be divided into two parts, a "PRE-8% PAYBACK DISTRIBUTION" consisting of that amount of such distribution which would cause the Partnership to enter an 8% Payback Period if distributed in accordance with Section 11.03(a) and a "POST-8% PAYBACK DISTRIBUTION" consisting of the balance of such distribution; the Partnership's actual distribution of such property shall be apportioned among the Partners accordingly.

         (b) Proposed distributions pursuant to Section 11.03(b) that would cause aggregate distributions to the Domestic General Partner to exceed the amounts described in Section 11.03(b)(1) shall be divided in a manner similar to that provided for under Section 11.04(a).

         (c) Liquidating Distributions that cause the Partnership to enter into an 8% Payback Period shall be deemed to be divided in a manner similar to that provided for under Section 11.04(a) for purposes of Section 10.09 and any other pertinent provision of this Agreement.

         (d) All distributions other than Liquidating Distributions shall be made in cash or in Freely Tradeable Securities unless otherwise approved by the Advisory Committee. The valuation of securities distributed in kind shall be made in the manner provided in Article XII. Each class of securities to be distributed in kind shall be distributed to the Partners in proportion to their respective shares of the proposed distribution as provided in Section 11.03, except to the extent that a disproportionate distribution of such securities is necessary in order to avoid distributing fractional shares. For purposes of the preceding sentence, each lot of stock or other securities having a separately identifiable tax basis or holding period shall be treated as a separate class of securities.

         SECTION 11.05. TAX WITHHOLDING. If the Partnership incurs a tax withholding obligation with respect to any Partner, any amount required to be withheld by the Partnership with respect to such Partner shall be treated for all purposes of this Agreement as if it had been transferred to such Partner by the Partnership as an interest-free advance. Amounts treated as advanced to any Partner pursuant to this Section 11.05 shall be repaid by such Partner to the Partnership within 30 days after the Partnership delivers a written request to such Partner for such repayment; provided, however, that if any such repayment is not made, the Partnership, at the discretion of the Offshore General Partner, shall (a) collect such unpaid amounts from any Partnership distributions that otherwise would be made to such Partner and/or (b) subtract from the Capital Account of such Partner, no later than the day prior to the Partnership's first liquidating distribution, the amount of any such tax withholding not so collected, in each case treating the amount so collected or subtracted as having been distributed to such Partner at the time of such collection or subtraction. For purposes of this Section 11.05, any tax withholding obligation incurred by any General Partner with respect to any Partner shall constitute a Partnership obligation.

         SECTION 11.06. DISTRIBUTIONS ON ACCEPTANCE OF ADDITIONAL SUBSCRIPTIONS. Upon the increase in the Subscription of any existing Partner pursuant to
Section 7.01, the Offshore General Partner may, but shall not be obligated, to cause the Partnership to distribute prior to such increase to the Persons who were Partners prior to such increase in aggregate Subscriptions and in proportion to such Partners' respective Contributions Accounts as of the time immediately prior to such increase in Subscriptions, part or all of any amounts earned by the Partnership on such Partners' paid-in capital contributions before such contributions were invested in Portfolio Securities.

         SECTION 11.07. CERTAIN DISTRIBUTIONS PROHIBITED. Anything in this
Article XI to the contrary notwithstanding, all Partnership distributions shall be subject to the following limitations.

         (a) No distribution shall be made to any Partner if, and to the extent that, such distribution would not be permitted under any applicable provision of Bermuda law.

         (b) No distribution other than a Tax Distribution shall be made to any Partner to the extent that such distribution, if made, would cause the deficit balance, if any, in the Capital Account of such Partner (determined without regard to any allocations made pursuant to Section 10.06(b) and 10.06(c)) to exceed such Partner's Restoration Amount.

         SECTION 11.08. CONSENT TO DISTRIBUTIONS. Each Partner, by becoming a Partner, consents to any such distribution hereafter made or omitted to be made to the Partners or any of them in accordance with this Article XI.

                                   ARTICLE XII

                         VALUATION OF PARTNERSHIP ASSETS

         SECTION 12.01. VALUATION BY DOMESTIC GENERAL PARTNER. Whenever valuation of Partnership assets or net assets is required by this Agreement, the Domestic General Partner shall determine the fair market value thereof in good faith in accordance with this Article XII. In the event of a distribution of securities which are not Freely Tradeable Securities, the Domestic

General Partner shall also consult with the Advisory Committee with respect to the determination of the fair market value of such securities.

         SECTION 12.02. FAIR MARKET VALUE. The fair market value of any security owned by the Partnership which is a Freely Tradeable Security (as defined in Section 12.03) shall be determined as of the close of trading on the date as of which the value is being determined by taking the last reported trade price of such security on such trading date on the exchange where it is primarily traded or, if such security is not traded on an exchange, such security shall be valued at the last reported sale price on such date on the Nasdaq National Market maintained by the United States National Association of Securities Dealers, Inc. or, if such security is not reported on the Nasdaq National Market, such security shall be valued at the reported closing bid price (or average of bid prices) last quoted on such date as reported by an established quotation service for over-the-counter securities. The determination of the fair market value of all other assets of the Partnership shall be based upon all relevant factors, including, without limitation, such of the following factors as may be deemed relevant by the Domestic General Partner: current financial position and current and historic operating results of the issuer; sales prices of recent public or private transactions in the same or similar securities, including transactions on any securities exchange on which such securities are listed or in the over-the-counter market; general level of interest rates; recent trading volume of the security and other considerations affecting market liquidity; restrictions on transfer, including the Partnership's right, if any, to require registration of its securities by the issuer under the securities laws; significant recent events affecting the issuer, including any pending private placement, public offering, merger or acquisition; the price paid by the Partnership to acquire the asset; the percentage of the issuer's outstanding securities that is owned by the Partnership; and all other factors affecting value.

         In making any such determination of the fair market value of the assets of the Partnership, no allowance of any kind shall be made for goodwill or the name of the Partnership or of either General Partner, the Partnership's office records, files and statistical data or any intangible assets of the Partnership.

         SECTION 12.03. FREELY TRADEABLE SECURITIES. For purposes of this Agreement a security shall be deemed to be a "FREELY TRADEABLE SECURITY" if (a) the Partnership's entire holding of such securities can be sold by the Partnership to the general public (including a sale by any Partner of the entire distributed amount of its holdings following a distribution of such security from the Partnership even though a sale by the Partnership of such securities, if not so distributed to the Partners but sold by the Partnership to the general public, might otherwise be restricted by volume limitations) and such sale can be effected pursuant to Rule 144 of the Securities Act or otherwise without the necessity of any United States federal, state or local government registration or consent (other than any ministerial notice filings of the type required pursuant to Rule 144(h)), and (b) such securities are traded in a Public Securities Market and market quotations are available for such securities, including quotations available from market makers or specialists. If only a portion of the Partnership's holdings of a class of securities satisfies the requirements of the preceding sentence, that portion of such class shall constitute Freely Tradeable Securities (so that, for example, any Partner can sell the entire distributed amount of its holdings in such security following a distribution of such security from the Partnership).

         SECTION 12.04. GOODWILL. The Partnership's name and goodwill shall, as among the Partners, be deemed to have no value and shall belong to the Partnership, and no Partner shall have any right or claim individually to the use thereof. Upon termination of the Partnership, the right to the trade name of the Partnership and any goodwill associated with the Partnership's name shall be assigned to the Domestic General Partner.

                                  ARTICLE XIII

                           DURATION OF THE PARTNERSHIP

         SECTION 13.01. TERM OF PARTNERSHIP. The Partnership shall continue until the date that is eight years after the Initial Closing unless its term is extended as provided in Section 13.04, or unless it is sooner dissolved as provided in Sections 13.02 or 13.03 or by operation of law.

         SECTION 13.02. DISSOLUTION UPON WITHDRAWAL OF GENERAL PARTNERS. The Partnership shall be dissolved 90 days after the occurrence with respect to either of the General Partners of any of the following events unless the Limited Partner, at the direction of all of the Shareholders, agrees within such 90-day period to continue the Partnership and appoint, effective as of the date of withdrawal, a new General Partner:


         (1)
         such General Partner (A) makes an assignment for the benefit of creditors, (B) files a voluntary petition in bankruptcy, (C) is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding, (D) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, (E) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (F) seeks, consents to, or acquiesces in, the appointment of a trustee, receiver, or liquidator of itself or of all or any substantial part of its properties;

         (2)
         when 90 days have elapsed after the commencement of any proceeding against such General Partner seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, if the proceeding has not been dismissed before that date;


         (3)
         when 90 days have elapsed after the appointment without its consent or acquiescence of a trustee, receiver, or liquidator of such General Partner or of all or any substantial part of its properties and the appointment is not vacated or stayed, or when 90 days have elapsed after the expiration of any such stay, if the appointment is not vacated before that date; or


         (4)
         when an involuntary certificate of dissolution or its equivalent is filed for such General Partner or its dissolution is effected (if such General Partner is a corporation) or when such General Partner is dissolved and its affairs wound up (if such General Partner is a partnership).

         SECTION 13.03. DISSOLUTION BY PARTNERS. (a) The Offshore General Partner, with the consent of the Limited Partner, may dissolve the Partnership at any time on not less than 60 days' prior written notice of such dissolution to the Domestic General Partner and the Shareholders; provided that the Domestic General Partner, with the consent of at least 50% in interest of the limited partners of the Domestic Partnership, simultaneously dissolves the Domestic Partnership.


         (b) The Limited Partner, as directed by vote of two-thirds in interest of the Shareholders of the Limited Partner taken within 45 days after the occurrence of any event giving rise to such right, may dissolve the Partnership (provided that the limited partners of the Domestic Partnership simultaneously dissolve the Domestic Partnership) if: (i) a General Partner commits a material breach of any of its material obligations under this Agreement and such breach continues to exist for 60 days after delivery of notice to such General Partner of the occurrence of such breach or after such General Partner becomes aware of such breach; or (ii) a General Partner, any partner of a General Partner or a member of the Domestic General Partner's general partner is charged or convicted of a felony in connection with the business of the Partnership.



         SECTION 13.04. EXTENSION OF TERM. It is contemplated by the Partners that the term of the Partnership shall terminate on the date that is eight years after the Initial Closing and that the Partnership shall be considered to be dissolved on such date without any further action being required by any of the Partners, unless sooner terminated pursuant to Sections 13.02 or 13.03 or by operation of law. Notwithstanding the foregoing, the term of the Partnership may be extended for two additional one-year periods by the Offshore General Partner with the prior approval of the Advisory Committee. The Offshore General Partner shall notify the Limited Partner promptly of any such extension.


                                   ARTICLE XIV

                      LIQUIDATION OF PARTNERSHIP INTERESTS

         SECTION 14.01. GENERAL PROVISIONS. At dissolution, the Partnership's assets shall be liquidated in an orderly manner. The General Partners shall be the liquidators to wind up the affairs of the Partnership pursuant to this Agreement; provided that, if there shall be no remaining General Partner at that time, the Limited Partner may designate one or more other Persons to act as the liquidator(s) instead of the General Partners.

         SECTION 14.02. LIQUIDATING DISTRIBUTIONS. The liquidator(s) shall pay or provide for the satisfaction of the Partnership's liabilities and obligations to creditors. Any Net Gain or Loss realized in connection with the liquidation of the Partnership shall be allocated among the Partners pursuant to Article X, and the remaining assets of the Partnership shall then be distributed to the Partners in cash (to the extent feasible) in proportion to the positive balances in the respective Capital Accounts of the Partners (and, if a distribution in kind is necessary, after allocating any Net Gain or Loss attributable to such distribution). In performing their duties, the liquidator(s) are authorized to sell, exchange or otherwise dispose of the assets of the Partnership in such reasonable manner as the liquidator(s) shall determine to be in the best interest of the Partners. During the liquidation of the Partnership, the liquidator(s) shall furnish to the Partners the financial statements and other information specified in Article XIX.

         SECTION 14.03. EXPENSES OF LIQUIDATOR(S). The reasonable expenses incurred by the liquidator(s) in connection with winding up the Partnership, all other losses or liabilities of the Partnership incurred in accordance with the terms of this Agreement, and reasonable compensation for the services of the liquidator(s) (which, with respect to any liquidator who is a General Partner, shall be paid only if the Management Agreement is no longer in effect, and in that event shall be in an amount determined in accordance with Section 3.06) shall be borne by the Partnership. Subject to the terms of the Management Agreement, and provided such agreement shall not have been terminated, and provided further, that the Limited Partner has not designated another liquidator pursuant to Section 14.01, the Management Fee shall be continued for a period of one year from the date of dissolution or until the liquidation is completed, whichever is sooner, to permit the Management Company to assist in the liquidation.

         SECTION 14.04. DURATION OF LIQUIDATION. A reasonable time shall be allowed for the winding up of the affairs of the Partnership in order to minimize any losses otherwise attendant upon such a winding up. The liquidator(s) shall use its best efforts to dispose of or distribute all Partnership assets within one year of dissolution, but shall not be bound to do so or liable in any way to any Partner for failure to do so. The liquidator(s) shall then make final liquidating distributions from the Partnership before the later of (i) the end of the taxable year in which the date of liquidation of the Partnership occurs, or (ii) 90 days after the date of the liquidation of the Partnership. For this purpose, (x) the date of the liquidation of the Partnership shall be the date on which the Partnership has ceased to be a going concern, and (y) the Partnership shall not be deemed to have ceased to be a going concern until it has sold, distributed or otherwise disposed of its Portfolio Securities.

         SECTION 14.05. DUTY OF CARE. The liquidator(s) shall not be liable to the Partnership or any Partner for any loss attributable to any act or omission of the liquidator(s) taken in good faith in connection with the liquidation of the Partnership and distribution of its assets in the belief that such course of conduct was in the best interest of the Partnership. The liquidator(s) may consult with counsel, accountants, investment bankers and appraisers with respect to liquidating the Partnership and distributing its assets and shall be justified in acting or omitting to act in accordance with the advice or opinion of such counsel, accountants, investment bankers and appraisers provided they shall have been selected and retained with reasonable care.

         SECTION 14.06. NO LIABILITY FOR RETURN OF CAPITAL. The liquidator(s), the General Partners and their respective officers, directors, agents, partners (including the officers, directors, employees, members, managers and agents of the partners of the General Partner) and their Affiliates shall not be personally liable for the return of the capital contributions of any Partner to the Partnership. No Partner shall be obligated to restore to the Partnership any amount with respect to a negative Capital Account; provided, however, that this provision shall not affect the obligations of Partners to make their agreed upon capital contributions to the Partnership.

         SECTION 14.07 DOMESTIC GENERAL PARTNER'S OBLIGATION TO RESTORE DEFICIT. Upon completion of the liquidation of the Partnership, the Domestic General Partner shall repay to the Partnership an amount equal to the deficit (if any) in the Capital Account of the Domestic General Partner; provided, however, that the total amount which the Domestic General Partner shall be obligated to return to the Partnership pursuant to this Section 14.07 shall not exceed the aggregate amount of distributions received by the Domestic General Partner from the Partnership reduced by the sum of (i) the aggregate amount of distributions that the Domestic General Partner would have received if each Partnership distribution had been made to all Partners in proportion to the balances in their respective Contributions Accounts, and (ii) the aggregate amount of Tax Distributions made to the Domestic General Partner as of the date of determination (to the extent not taken into account under the proceeding clause
(i)). The Domestic General Partner shall satisfy its repayment obligation by delivering to the Partnership either cash or securities previously distributed to the Domestic General Partner by the Partnership, valued in accordance with
Article XII as of the date such repayment is made. Any such repayment shall be made before the later of (1) the end of the taxable year in which the date of liquidation of the Partnership occurs, or (2) 90 days after the date of the liquidation of the Partnership. For this purpose, (A) the date of the liquidation of the Partnership shall be the date on which the Partnership has ceased to be a going concern, and (B) the Partnership shall not be deemed to have ceased to be a going concern until it has sold, distributed or otherwise disposed of its Portfolio Securities. The intent of this Section 14.07, in conjunction with the definition of "Restoration Amount," is to require the Domestic General Partner to return to the Partnership any distributions (other than Tax Distributions) made to the Domestic General Partner with respect to its 20% "carried interest" to the extent that such distributions exceed in the aggregate 20% of the excess of the Net Gain of the Partnership from its inception through and including the date of the Partnership's final liquidating distribution over the Net Loss of the Partnership over that period, and these provisions shall be interpreted and applied accordingly. Amounts returned by the Domestic General Partner to the Partnership shall be paid to creditors of the Partnership (provided that no creditor of the Partnership shall have the right to enforce any obligation of the Domestic General Partner to make the repayments contemplated by this Section 14.07) or distributed to the Limited Partner.

                                   ARTICLE XV

             LIMITATION ON TRANSFERS OF INTERESTS OF LIMITED PARTNER

         SECTION 15.01. Limitation on Transfers of Interests of Limited Partner. The Limited Partner shall not assign, pledge, mortgage, hypothecate, sell or otherwise dispose of or encumber all or any part of its limited partnership interest. Any attempted transfer of the Limited Partner's interest shall be void. The foregoing limitation shall not restrict any Shareholder of the Limited Partner from transferring all or any part of its interest in the Limited Partner, and the Bye-laws of the Limited Partner shall govern any such transfers.

                                   ARTICLE XVI

                       WITHDRAWAL OF PARTNERSHIP INTERESTS

         SECTION 16.01. WITHDRAWAL OF PARTNERSHIP INTERESTS. No Partner shall have the right to withdraw its capital and profits from the Partnership. Notwithstanding the foregoing, the General Partners may effect a partial withdrawal of the Limited Partner's interest in the Partnership in order to accommodate certain redemptions of the Limited Partner's Preference

Shares pursuant to the Limited Partner's bye-laws. As promptly as practicable following such partial withdrawal, there shall be distributed to the Limited Partner, in full payment and satisfaction of such portion of such interest in the Partnership, an amount equal to the amount which such Limited Partner would have been entitled to receive with respect to such interest pursuant to Article XIV if the Partnership had been liquidated on and as of the date of such partial withdrawal and all of the Partnership's assets had been sold on such date for their fair market value. No approval of the Partners shall be required prior to the making of such distribution. For purposes of determining the amount of the distribution to be made to the Limited Partner, and the value of each of the Partnership's assets, the Partnership's annual or quarterly financial statements, as the case may be, prepared in accordance with Article XIX hereof for the period ending on the date of such partial withdrawal shall be deemed to be conclusive. Such distribution shall be payable in cash, cash equivalents and/or securities of Portfolio Companies, with each separate group of cash, cash equivalents, securities of Portfolio Companies and/or other assets (determined in a manner consistent with the last sentence of Section 11.04(d)) being distributed to the Limited Partner with respect to such interest in proportion to the Limited Partner's interest in the Partnership as a whole to the extent practicable.

                                             ARTICLE XVII

            LIMITATION ON TRANSFERS OF INTERESTS OF GENERAL PARTNERS

         SECTION 17.01. LIMITATION ON TRANSFERS OF INTERESTS OF GENERAL PARTNERS. No General Partner shall assign, pledge, mortgage, hypothecate, sell or otherwise dispose of or encumber all or any part of its general partnership interest. Any attempted transfer of a General Partner's interest shall be void.

                                  ARTICLE XVIII

                                 INDEMNIFICATION

         SECTION 18.01. GENERAL PROVISIONS. Each General Partner, its partners, officers, directors, employees, members, managers and agents (including the officers, directors, employees, members, managers, consultants and agents of each partner of the Domestic General Partner), each director, officer, employee, consultant and agent of the Management Company, and each member of the Advisory Committee (herein referred to as an "INDEMNITEE") shall be indemnified by the Partnership (only out of Partnership assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency) to which the Indemnitee may be a party or

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otherwise involved, or with which the Indemnitee may be threatened, by reason of the Indemnitee's (or the Indemnitee's employee) being at the time the cause of action arose or thereafter, a General Partner (including the Domestic General Partner acting as Tax Matters Partner), a partner thereof (including the officers, directors, employees, managers, members, consultants and agents of each partner of the Domestic General Partner), an officer, director, employee, consultant, member, manager or other agent of any General Partner, a director, officer, employee, consultant or other agent of the Offshore General Partner or of the Management Company or a member of the Advisory Committee, or a director, officer, partner, employee, consultant, member, manager or other agent of any other organization in which the Partnership owns an interest or of which the Partnership is a creditor, which other organization the Indemnitee (or its employee) serves or has served as a director, officer, partner, employee, consultant, member, manager or other agent at the request of the Partnership (whether or not the Indemnitee or its employee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened), except with respect to matters as to which the Indemnitee (or its employee) shall have been finally adjudicated in any such action, suit or proceeding (i) not to have acted in good faith and in the belief that the Indemnitee's (or employee's) action was in accordance with such Person's obligations to the Partnership, (ii) to have acted with gross negligence or a willful disregard of his duties or (iii) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the Indemnitee's (or employee's) conduct was criminal. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement. The foregoing right of indemnification shall be in addition to any rights to which any Indemnitee may otherwise be entitled and shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

         SECTION 18.02. ADVANCE PAYMENT OF EXPENSES. The Partnership shall pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such Indemnitee to repay such payment if he shall be determined to be not entitled to indemnification therefor as provided herein; provided, however, that in such instance the Indemnitee is not commencing an action, suit, or proceeding against the Partnership, or defending an action, suit or proceeding commenced against him by the Partnership or opposing a claim by the Partnership arising in connection with any such potential or threatened action, suit or proceeding.

         SECTION 18.03. INSURANCE. The Offshore General Partner, on behalf of the Partnership, may cause the Partnership to purchase and maintain insurance with such limits or coverages as the Offshore General Partner reasonably deems appropriate, at the expense of the

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Partnership and to the extent available, for the protection of any Indemnitee against any liability incurred by such Indemnitee in any such capacity or arising out of his status as such, whether or not the Partnership has the power to indemnify such Indemnitee against such liability. The Offshore General Partner may purchase and maintain insurance on behalf of the Partnership for the protection of any officer, director, employee, consultant or other agent of any other organization in which the Partnership owns an interest or of which the Partnership is a creditor against similar liabilities, whether or not the Partnership has the power to indemnify him or it against such liabilities.

         SECTION 18.04. SHARING OF INDEMNIFICATION EXPENSES WITH RELATED FUNDS. It is understood and agreed that, with regard to any claim for indemnification pursuant to this Article XVIII which relates to a common activity of the Partnership and the Domestic Partnership, or any Successor Entity, the Partnership shall be obligated to provide indemnity hereunder up to, but only to the extent of, its pro rata share of the total of any such amounts so paid by any or all of the Partnership, the Domestic Partnership, or any Successor Entity
(i) if such claim arises from a Portfolio Company investment, in proportion to the respective amounts invested by the Partnership and such other funds in such Portfolio Company, and (ii) otherwise in proportion to the respective amounts of capital contributed (in cash and commitments) to the respective partnerships or related funds.

         SECTION 18.05. LIMITATION BY LAW. If any General Partner or the Partnership is subject to any Bermuda or United States federal or state law, rule or regulation which restricts the extent to which any person may be exonerated or indemnified by the Partnership in any particular instance, then the indemnification provisions set forth in this Article XVIII and the exoneration provisions set forth in Sections 3.10 and 14.05 shall be deemed to be amended, automatically and without further action by the General Partners or the Limited Partner, to conform to such restrictions on exoneration or indemnification as set forth in such applicable Bermuda or United States federal or state law, rule or regulation. If any such law, statute, rule or regulation of any jurisdiction by which the Partnership may be governed, including Bermuda and the United States, is thereafter amended to enlarge the scope of indemnification or eliminate or reduce the liability of any Indemnitee, then this Agreement shall be deemed to be amended, automatically and without any further action by the General Partners or the Limited Partner to broaden correspondingly the exoneration or indemnification provided hereunder; provided, however, that the scope of the exoneration or indemnification provided hereunder shall not be enlarged beyond that which is set forth in this Article XVIII as of the date hereof. The rights to indemnification and advancement of expenses conferred in this Article XVIII shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

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                                   ARTICLE XIX

                ACCOUNTING; RECORDS AND REPORTS; ANNUAL MEETINGS

         SECTION 19.01. FISCAL YEAR. The fiscal year of the Partnership shall be the calendar year, or such other year as is required by the Code.

         SECTION 19.02. KEEPING OF ACCOUNTS AND RECORDS. At all times the Offshore General Partner shall cause to be kept proper and complete books of account, in which shall be entered fully and accurately the transactions of the Partnership. Such books of account (which shall be kept on the accrual method of accounting), together with (a) an executed copy of this Agreement (and any amendments hereto), including Schedule A hereto; (b) the Certificate (and any amendments thereto); (c) executed copies of any powers of attorney pursuant to which any certificate has been executed by the Partnership; (d) a current list of the full name, taxpayer identification number and last known address of each Partner set forth in alphabetical order; (e) copies of all tax returns, if any, filed by the Partnership for each of the prior three years; and (f) all financial statements of the Partnership for each of the prior three years, shall at all times be maintained at the principal office of the Partnership.

         SECTION 19.03. INSPECTION RIGHTS. At any time while the Partnership continues and until its complete liquidation, each Partner (or any Person duly authorized by such Person as its attorney in fact) during normal business hours may fully examine and audit the Partnership's books, records, accounts and assets, including bank balances, and may make, or cause to be made, any examination or audit at such Partner's expense. The Limited Partner (or the designee thereof) during normal business hours may examine, or request that the Offshore General Partner furnish, such additional information as is reasonably necessary to enable the Limited Partner (or the designee thereof) to review the state of the investment activities of the Partnership. Notwithstanding the foregoing, (1) any such examination or audit shall be made (A) only upon reasonable notice to the Offshore General Partner, (B) during normal business hours and (C) without undue disruption; and (2) the management of the affairs of the Partnership shall be in the complete control of the General Partners.

         SECTION 19.04. ANNUAL FINANCIAL STATEMENTS. The Offshore General Partner shall transmit to each Partner, within 90 days after the close of each fiscal year, the financial statements of the Partnership for such fiscal year. Such financial statements shall include balance sheets of the Partnership as of the end of such fiscal year and of the preceding fiscal year, statements of income and loss of the Partnership for such fiscal year and for the preceding fiscal year, and statements of changes in Partners' Capital Accounts for such fiscal year and for the preceding fiscal year, all prepared in accordance with generally accepted accounting principles consistently applied in accordance with the terms of this Agreement, audited by a recognized

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firm of independent public accountants.  The Offshore General Partner shall also transmit to each Partner, within 90 days after the close of each fiscal year, a report indicating such Partner's share of all items of income or gain, expense, loss or other deduction and tax credit of the Partnership for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements. For information purposes, the Offshore General Partner shall also furnish to each Partner, as promptly as practicable after the close of each fiscal year, a list of the Partnership's investments, valued at fair market value as determined in accordance with Article XII as of the end of such fiscal year, with a brief narrative report as to the status and operations of each such investment.

         SECTION 19.05. QUARTERLY FINANCIAL STATEMENTS; INVESTMENT MEMORANDA. Each Partner shall be furnished as promptly as possible, but no later than 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Partnership, unaudited financial statements of the Partnership for the quarter then ended prepared in accordance with generally accepted accounting principles consistently applied in accordance with the terms of this Agreement (except that such unaudited financial statements need not contain all of the required footnotes), which statements shall contain data sufficient to inform each Partner as to the current financial status of the Partnership and its investments, with a brief narrative report as to the status and operations of each such investment.

         SECTION 19.06. ANNUAL MEETINGS. The Partnership may hold annual meetings offering the Limited Partner's Shareholders the opportunity to review and discuss the Partnership's investment activity and portfolio. If the Offshore General Partner determines that the Partnership shall hold an annual meeting, the Offshore General Partner shall notify the Limited Partner at least 45 days in advance of the time and place of the year's annual meeting. At the Offshore General Partner's discretion, the annual meeting for a particular year may be held in several locations at different times to make attendance more convenient for the Shareholders of the Limited Partners. At the Offshore General Partner's discretion, individual meetings with interested Shareholders of the Limited Partner may be held in lieu of, or in addition to, an annual meeting.

         SECTION 19.07. ACCOUNTING METHOD. The Partnership shall use the accrual method of accounting for United States federal income tax purposes.

         SECTION 19.08. INDEPENDENT ACCOUNTANTS. The Partnership's independent public accountants initially shall be the firm of Ernst & Young LLP, but the Offshore General Partner may change accounting firms to another recognized independent public accounting firm.

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         SECTION 19.09. AMORTIZATION OF ORGANIZATIONAL EXPENSES. The
organizational expenses of the Partnership shall be amortized over a sixty-month period to the extent permitted by Section 709 of the Code.

         SECTION 19.10. CHANGE OF PRINCIPAL OFFICE. The principal office of the Partnership initially shall be as set forth in Schedule A. The Offshore General Partner may change the location of the principal office or the mailing address of the Partnership at any time, upon written notice to all Partners indicating the new location of such principal office or new mailing address, as the case may be; provided, however, that the principal office of the Partnership shall be located at all times outside the United States, its territories and its possessions. Notwithstanding the foregoing, the situs of the Partnership shall remain in Bermuda.

         SECTION 19.11. SHAREHOLDER LIST. The Limited Partner shall furnish the Offshore General Partner with a complete list of the names and addresses of all record and (to the extent known) beneficial owners of its capital stock as of the date hereof and shall update such list until the earlier of the dissolution of the Partnership or the withdrawal of the Limited Partner.

                                   ARTICLE XX

                              WAIVER AND AMENDMENT

         SECTION 20.01.  WAIVER AND AMENDMENT.

         (a) Except as otherwise provided in this Agreement, the terms and provisions of this Agreement may be waived, modified, terminated or amended with the written consent of the General Partners and the Limited Partner. No such amendment shall, however, (1) dilute the relative interest of any Partner in the profits or capital of the Partnership or in allocations or distributions attributable to the ownership of such interest without the written consent of such Partner (except such dilution as may result from additional Subscriptions from the Limited Partner), or (2) increase the Subscription of any Partner without the written consent of such Partner, or (3) alter or waive the terms of:
(A) Section 2.03 without the written consent of each Shareholder of the Limited Partner; and (B) Section 4.02 and this Article XX without the written consent of any Partner which would be adversely affected thereby. The Offshore General Partner shall promptly furnish copies of any amendments to this Agreement to all Partners. The admission or substitution of Partners and increases in Subscriptions shall not require the consent of, or notice to, the Limited Partner.

         (b) In addition to any amendments otherwise authorized hereby, this Agreement may be amended from time to time by the General Partners without the consent of the Limited Partner to cure any ambiguity or correct or supplement any provisions hereof which may be inconsistent with any other provision hereof, or correct any printing, stenographic or clerical errors or omissions.

         (c) Except as otherwise specifically set forth in this Agreement, any amendment, consent, waiver, modification or termination of the terms and provisions of this Agreement which results in the same economic and legal consequences to the Partners and the limited partners of the Domestic Partnership shall require the written consent of the General Partners and the general partner of the Domestic Partnership, and the written consent of the Limited Partner and limited partners of the Domestic Partnership constituting, in the aggregate, a majority in interest of the Limited Partner and all such limited partners, voting together as a single class. In any vote under this Agreement which includes the interest of the Limited Partner and the limited partners of the Domestic Partnership, the Limited Partner's vote shall be divided into separate votes in order to give effect to the differing votes of the Limited Partner's Shareholders under the Limited Partner's bye-laws.

                                   ARTICLE XXI

                               GENERAL PROVISIONS

         SECTION 21.01. NOTICES. Except where otherwise specifically provided in this Agreement, all notices, requests, consents, approvals and statements shall be in writing and shall be deemed to have been properly given by personal delivery or if mailed from within the country of the sender by air mail or first class mail, postage prepaid, or if sent by prepaid telegram, electronic facsimile transmission or telex, or if sent by courier service, addressed in each case, at its address set forth in Schedule A, or, in each case, to such other address or addresses as the addressee may have specified by written notice as aforesaid to the other parties. Notices delivered by air mail shall be deemed to be received five days after the date of the mailing.

         SECTION 21.02.  POWER OF ATTORNEY.

         (a) Each of the undersigned by execution of this Agreement constitutes and appoints each General Partner, acting singly, with full power to act without the other, as its true and lawful representative and attorney-in-fact, in its name, place and stead, to make, execute, sign, acknowledge and deliver or file
(1) all instruments, documents and certificates which may from time to time be required by any law to effectuate, implement and continue the valid and subsisting existence of the Partnership, (2) all instruments, documents and certificates that may be required to effectuate the dissolution and termination of the Partnership in accordance with the provisions hereof and Bermuda law, (3) all other amendments of this Agreement or the Certificate contemplated by this Agreement including, without limitation, amendments reflecting the return, in whole or in part, of the contribution of any Partner, or the addition, substitution or increased contribution of any Partner, or any action of the Partners duly taken pursuant to this Agreement whether or not such Partner voted in favor of or otherwise approved such action, and (4) any other instrument, certificate or document required from time to time to admit a Partner, to effect its substitution as a Partner, to effect the substitution of the Partner's assignee as a Partner, or to reflect any action of the Partners provided for in this Agreement.

         (b) Each of the Partners is aware that the terms of this Agreement permit certain amendments to this Agreement and the Certificate to be effected and certain other actions to be taken by or with respect to the Partnership, in each case with the approval or by the vote of less than all the Partners. If, as and when (1) an amendment of this Agreement and the Certificate is proposed or an action is proposed to be taken by or with respect to the Partnership which does not require, under the terms of this Agreement, the approval of all of the Partners, (2) Partners holding the interest in the Partnership specified in this Agreement as being required for such amendment or action have approved such amendment or action in the manner contemplated by this Agreement (disregarding the consent of any Partner whose approval has been granted by any General Partner's use of such Partner's power of attorney), and (3) a Partner has failed or refused to approve such amendment or action (hereinafter referred to as a non-consenting Partner), each non-consenting Partner agrees that the special attorney specified above, with full power of substitution, is hereby authorized and empowered to execute, acknowledge, make, swear to, verify, deliver, record, file and/or publish, for and on behalf of such non-consenting Partner, and in its name, place and stead, any and all instruments and documents which may be necessary or appropriate to permit such amendment to be lawfully made or action lawfully taken. Each Partner is fully aware that it and each other Partner has executed this special power of attorney, and that each Partner will rely on the effectiveness of such powers with a view to the orderly administration of the Partnership's affairs.

         (c) The powers of attorney granted herein (1) shall be deemed to be coupled with an interest, shall be irrevocable and shall survive the death, insanity, incompetency, or incapacity (or, in the case of a Partner that is a corporation, association, limited liability company, partnership or trust, shall survive the merger, dissolution or other termination of existence) of the Partner and (2) shall survive the assignment by the Partner of the whole or any portion of his interest, except that where the assignee of the whole or any portion thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling any General Partner to execute, acknowledge, and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Partner and shall thereafter terminate. In the event that the appointment conferred in this Section 21.02 would not constitute a legal and valid appointment by any Partner under the laws of the jurisdiction in which such Partner is incorporated, established or resident, upon the request of the General Partners, such Partner shall deliver to the General Partners a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section 21.02. Each of the General Partners shall have full and irrevocable power of attorney (with the full right of substitution) to act on behalf of the Limited Partner or former Limited Partner, and each General Partner shall have full and irrevocable power of attorney (with the full right of substitution) to act on behalf of any other General Partner, and the Limited Partner jointly shall have full and irrevocable power of attorney (with the full right of substitution) to act on behalf of any General Partner, to perform such acts as are necessary in order to perform or complete the delivery of assets of the Partnership, in connection with the transfer of any Partner's interest in the Partnership, in connection with the admission of any Limited Partner to the Partnership or withdrawal of any Limited Partner from the Partnership, or for any other reason.

         (d) The General Partners shall require a power of attorney to be executed by a transferee of a Partner as a condition of its admission as a substitute Partner.

         SECTION 21.03. WAIVER OF PARTITION. Each Partner hereby irrevocably waives any and all rights that it may have to maintain an action for partition of any of the Partnership's property.

         SECTION 21.04. ADDITIONAL DOCUMENTS. Each Partner hereby agrees to execute all certificates, counterparts, amendments, instruments or documents that may be required by the laws of the various jurisdictions in which the Partnership conducts its activities, to conform with the laws of such jurisdictions governing limited partnerships.

         SECTION 21.05. BINDING ON SUCCESSORS. This Agreement shall be binding upon and it shall inure to the benefit of the respective heirs, successors, assigns and legal representatives of the parties hereto.

         SECTION 21.06. COUNTERPARTS. This Agreement or any amendment hereto may be signed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one agreement (or amendment, as the case may be).

         SECTION 21.07. VOTING. Any vote or other action required or permitted to be taken by this Agreement may be taken by written consent signed by not less than the requisite percentage in interest of parties required or permitted to take such vote or other action.

         SECTION 21.08. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of Bermuda; provided, however, that the nature and extent of the obligation of any member of the Advisory Committee to Persons other than the

Partnership and any one or more Partners in their capacities as such shall be determined under the laws of the jurisdiction or jurisdictions imposing such obligations.

         SECTION 21.09. SECURITIES ACT MATTERS. Each Partner understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Partnership interests have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Partner agrees with all other Partners that it will not sell or otherwise transfer its interest in the Partnership unless such interest has been so registered or in the opinion of counsel for the Partnership, or of other counsel reasonably satisfactory to the Partnership, such an exemption is available.

         SECTION 21.10. RIGHT TO RELY ON AUTHORITY OF GENERAL PARTNERS. No Person that is not a Partner, in dealing with any General Partner, shall be required to determine such General Partner's authority to make any commitment or engage in any undertaking on behalf of the Partnership, or to determine any fact or circumstance bearing upon the existence of the authority of such General Partner, subject to any restrictions as provided herein.

         SECTION 21.11. TAX MATTERS PARTNER. The "TAX MATTERS PARTNER," as defined in Section 6231 of the Code, of the Partnership shall be the Domestic General Partner (the "TAX MATTERS PARTNER"). The Tax Matters Partner shall not resign as tax matters partner of the Partnership unless, on the effective date of such resignation, the Partnership has designated another general partner as Tax Matters Partner and that general partner has given its consent in writing to its appointment as Tax Matters Partner. The Tax Matters Partner shall receive no additional compensation from the Partnership for its services in that capacity, but all expenses incurred by the Tax Matters Partner shall be borne by the Partnership. The Tax Matters Partner is authorized to employ such accountants, attorneys and agents as it, in its sole discretion, determines are necessary to or useful in the performance of its duties. Any Person who serves as Tax Matters Partner shall not be liable to the Partnership or to any Partner for any action it takes or fails to take as Tax Matters Partner with respect to any administrative or judicial proceeding involving "PARTNERSHIP ITEMS" (as defined in Section 6231 of the Code) of the Partnership, unless such action or failure to act constitutes a violation of a General Partner's duty of care set forth in
Section 3.10.

         SECTION 21.12. TITLE TO PARTNERSHIP ASSETS. Without prejudice to the economic interests in the Partnership of the Limited Partner, the General Partners shall have the legal title to the assets acquired for or contributed to the account of the Partnership. Such legal title shall be held by the General Partners in proportion to their respective interests in the Partnership.

         SECTION 21.13. Contract ConstructionSECTION 21.13. Contract Construction. Whenever the content of this Agreement permits, the masculine gender shall include the feminine and neuter genders, and reference to singular or plural shall be interchangeable with the other. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions, and this Agreement shall be construed in all respects as if any such invalid or unenforceable provision(s) were omitted. References in this Agreement to particular sections of the Code or provisions of Bermuda law shall be deemed to refer to such sections or provisions as they may be amended after the date of this Agreement.

         SECTION 21.14. SECTION HEADINGS. Captions in this Agreement are for convenience only and do not define or limit any term of this Agreement.

               [REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY.]

         IN WITNESS WHEREOF, the undersigned have executed this Limited Partnership Agreement of Fleming US Discovery Offshore Fund III, L.P. as of the day, month and year first above written.

GENERAL PARTNERS:

FLEMING (BERMUDA) DISCOVERY III LIMITED
(the Offshore General Partner)


By: _____________________________

Title: __________________________

FLEMING US DISCOVERY PARTNERS, L.P.
(the Domestic General Partner)

By:  Fleming US Discovery LLC
       the General Partner



By:____________________________

Title:___________________________


LIMITED PARTNER:

DISCOVERY III LIMITED


By:____________________________

Title:___________________________

                                                                      APPENDIX A

                                   DEFINITIONS


         For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both singular and plural forms of the terms so defined). Additional defined terms are set forth in the Sections of this Agreement to which they relate.

         "8% DISTRIBUTION PREFERENCE" shall mean, with respect to any Partner and at any point in time, an amount which if distributed to such Partner at such time would cause the aggregate amount of distributions made to such Partner and such Partner's predecessors in interest by the Partnership (determined, with respect to distributions in kind, pursuant to Section 9.03(c)) to equal but not exceed the sum of (a) the balance in such Partner's Contributions Account as of such point in time and (b) an amount equal to the sum of such Partner's (and any such predecessor's) Aggregate 8% Preferential Return as of such point in time.

         "8% PAYBACK PERIOD" shall mean any fiscal period during which the Limited Partner (together with such Limited Partner's predecessors in interest, if any) has received Partnership distributions (determined, with respect to distributions in kind, pursuant to Section 9.03(c)) in aggregate amounts equal to or in excess of the sum of (a) the balance in the Limited Partner's Contributions Account and (b) an amount equal to the sum of the Limited Partner's (and any such predecessor's) Aggregate 8% Preferential Return as of the end of such fiscal period.

         "8% PREFERENTIAL RETURN" shall mean, with respect to any Partner and any calendar month, an amount (not less than zero) equal to such Partner's Unreturned Capital Contribution as of the last day of the preceding calendar month multiplied by .66666% (8% divided by 12 months). A Partner's 8% Preferential Return for: (a) any fiscal period consisting of less than a full calendar month shall be determined by proration on a daily basis, and (b) any fiscal period that is an 8% Payback Period shall be zero.

         "8% PREFERENTIAL RETURN ALLOCATION" shall mean, with respect to any Partner and as of the end of any fiscal period: (a) such Partner's Aggregate 8% Preferential Return determined as of the end of such fiscal period; reduced, but not below zero, by (b) the excess (if any) of (1) the aggregate amount of Net Gain previously allocated to such Partner and such Partner's predecessors in interest (if any) over (2) the aggregate amount of Net Loss and Loss Items previously allocated to such Partner and such predecessors, in each case since the inception of the Partnership.

         "20% SUBORDINATE GAIN ALLOCATION" shall mean, as of the date for which the 20% Subordinate Gain Allocation is being calculated, an amount (not less than zero) equal to (a) 20% of the excess of (1) the aggregate amount of Net Gain previously allocated to all Partners over (2) the aggregate amount of Net Loss and Loss Items previously allocated to all Partners, in each case (A) since the inception of the Partnership and (B) excluding (i) all Net Gain previously allocated to the Domestic General Partner pursuant to Sections 10.02(c)(2) and 10.02(d) and (ii) all Net Loss and Loss Items previously allocated to the Domestic General Partner pursuant to Sections 10.03(a) or 10.03(b)(1) to offset such allocations of Net Gain, plus (b) the amount determined pursuant to the preceding clause (a) multiplied by 25% (20/80). If two fiscal periods end on the same date (for example, when the Partnership enters an 8% Payback Period), any determination of the 20% Subordinate Gain Allocation shall take into account all allocations of Net Gain, Net Loss and Loss Items occurring with respect to the first such fiscal period.

         "ADDITIONAL CAPITAL CONTRIBUTIONS" shall have the meaning set forth in
Section 8.01.

         "ADVISORY COMMITTEE" shall have the meaning set forth in Section 6.01.

         "AFFILIATE" means, with respect to the Person to which it refers, a Person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such subject Person.

         "AGGREGATE 8% PREFERENTIAL RETURN" shall mean, with respect to any Partner and fiscal period, the sum of such Partner's 8% Preferential Returns for each calendar month (and partial month) from the Initial Closing through the end of such fiscal period.

         "CAPITAL ACCOUNT" shall have the meaning set forth in Section 9.02.

         "CERTIFICATE" shall have the meaning set forth in Section 3.04.

         "CODE" means the United States Internal Revenue Code of 1986 and (unless the context requires otherwise) the rules and regulations promulgated thereunder, as amended from time to time.

         "COMMITMENT PERIOD" shall have the meaning set forth in Section
8.01(b).

         "CONTRIBUTIONS ACCOUNT" shall have the meaning set forth in Section
9.01.

         "COST" shall mean, with respect to Partnership assets and unless the context otherwise requires, the Partnership's adjusted tax basis in such assets for federal income tax purposes, provided that, if the Partnership has made an election under Section 754 of the Code, such tax basis shall be determined after giving effect to adjustments made under Section 734 of the Code but (except as provided in Treasury Regulation Section 1.734-2(b)(1)) without regard to adjustments made under Section 743 of the Code.

         "DEFAULT CHARGE" shall have the meaning set forth in Section 8.02.

         "DEFAULTING PARTNER" shall have the meaning set forth in Section 8.02.

         "DOMESTIC GENERAL PARTNER" means Fleming US Discovery Partners, L.P., a limited partnership organized under the laws of the State of Delaware in the United States.

         "DOMESTIC PARTNERSHIP" means Fleming US Discovery Fund III, L.P., a limited partnership organized under the laws of the State of Delaware in the United States.

         "FINAL CLOSING" shall have the meaning set forth in Section 7.01.

         "FREELY TRADEABLE SECURITY" shall have the meaning set forth in Section 12.03.

         "GENERAL PARTNERS" means the Offshore General Partner and the Domestic General Partner.

         "INDEMNITEE" shall have the meaning set forth in Section 18.01.

         "INITIAL CLOSING" means the date on which the Limited Partner is first admitted to the Partnership as a Limited Partner.

         "LIMITED PARTNER" means Discovery III Limited, a Bermuda exempted company limited by shares.

         "LIQUIDATING DISTRIBUTION" means any distribution made pursuant to
Section 14.02.

         "LOSS ITEMS" means, with respect to any fiscal period, items of gross Partnership loss, deduction or expense for such period.

         "MANAGEMENT AGREEMENT" shall have the meaning set forth in Section
3.05.

         "MANAGEMENT COMPANY" shall have the meaning set forth in Section 3.05.

         "MANAGEMENT FEE" shall have the meaning set forth in Section 3.05.

         "NET GAIN OR LOSS" means, with respect to any fiscal year, the sum of the Partnership's (a) net gain or loss from the sale or exchange of the Partnership's capital assets during such fiscal year, (b) gain or loss deemed to have been realized by the Partnership, pursuant to Section 10.04, on a distribution in kind of its assets during such fiscal year, and (c) other items of income, gain, loss, deduction and expense for such fiscal year that are not included in (a) or (b), including any income which is exempt from United States federal income tax, all Partnership losses and all expenses properly chargeable to the Partnership, whether deductible or non-deductible and whether described in Section 705(a)(2)(B) of the Code, treated as so described pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), or otherwise. Net Gain or Loss shall be determined in accordance with tax accounting principles rather than generally accepted accounting principles.

         "NON-UNITED STATES LIMITED PARTNER" means any Person that is not a "United States person" as defined in Section 7701(a)(30) of the Code.

         "OFFSHORE GENERAL PARTNER" means Fleming (Bermuda) Discovery III Limited, a company incorporated under the laws of Bermuda.

         "ORGANIZATIONAL EXPENSES" shall mean any fees, costs or expenses incurred by the Partnership to the extent attributable to the organization of the Partnership or the offer or sale of interests to the Limited Partner, including the organization of the Limited Partner.

         "PARTNERS" means the General Partners and the Limited Partner.

         "PARTNERSHIP" means Fleming US Discovery Offshore Fund III, L.P.

         "PERSON" means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

         "PORTFOLIO COMPANY" means any entity in which the Partnership has made an investment in furtherance of its primary objectives as set forth in Section
2.03 (other than a temporary investment of the Partnership's idle funds pending the use of those funds in furtherance of those primary objectives) or a successor in interest to such entity.

         "PORTFOLIO SECURITY" means any security of a Portfolio Company.

         "PREFERENCE SHARES" means all of the issued and outstanding preference shares of a par value of U.S. $0.01 of the Limited Partner.

         "PRIME RATE" means, with respect to any fiscal period, the prime rate for such fiscal period as reported in The Wall Street Journal.

         "PUBLIC SECURITIES MARKET" means any United States national or regional securities exchange, including but not limited to the New York Stock Exchange, the American Stock Exchange, and regional United States exchanges, and any recognized United States national or regional automated quotation system, listing service or other form of securities exchange or trading forum, including but not limited to the automated quotation system and listing services maintained by the United States National Association of Securities Dealers, Inc.; and the phrase "traded in a Public Securities Market" means publicly traded on or through any such exchange, system, listing service or forum.

         "REGULATORY ALLOCATIONS" shall have the meaning set forth in Section 10.06(e).

         "RESTORATION AMOUNT" means (a) with respect to any Partner and at any time, any amount of such Partner's Subscription that such Partner has not contributed in cash to the Partnership as of such time and (b) solely with respect to the Domestic General Partner and at any time, the aggregate amount of distributions received by the Domestic General Partner, but only to the extent that such aggregate amount exceeds the sum of (x) the aggregate amount of distributions the Domestic General Partner would have received if all distributions occurring on or prior to the date of determination had been made to all Partners in proportion to the balances in their respective Contributions Accounts and (y) the aggregate amount of Tax Distributions made to the Domestic General Partner as of the date of determination (to the extent not taken into account under the preceding clause (x)).

         "SHAREHOLDERS" means any Person listed as a holder of the Limited Partner's Preference Shares on the list furnished to the Offshore General Partner in accordance with Section 19.11.

         "SECURITIES ACT" means the United States Securities Act of 1933, as amended from time to time.

         "SUBSCRIPTION" means, with respect to any Partner, the total amount that such Partner has agreed to contribute to the Partnership as reflected, in Schedule A opposite such Partner's name under the column headed "Total Subscription."

         "SUCCESSOR ENTITY" shall have the meaning set forth in Section 3.08(b).

         "TAX DISTRIBUTION" means any distribution made by the Partnership pursuant to Section 11.01; provided, however, that for purposes of determining the aggregate amount of Tax Distributions made to any Partner with respect to any fiscal period during the term of the Partnership, each Partnership distribution made with respect to such fiscal period shall be treated as a Tax Distribution to the extent such distribution, when added to all prior distributions made to such Partner during such fiscal period, does not exceed the amount determined pursuant to Section 11.01(a) for such fiscal period (determined without regard to Section 11(b)).

         "TAX MATTERS PARTNER" shall have the meaning set forth in Section
21.11.

         "TRANSFER" means any transfer, sale, assignment, gift, pledge, hypothecation or other disposition or encumbrance of an interest in the Partnership.

         "TREASURY REGULATIONS" mean the Procedure and Administration Regulations promulgated by the United States Department of the Treasury under the Code, as amended.

         "UNRETURNED CAPITAL CONTRIBUTION" shall mean, with respect to any Partner and as of any date: (a) the sum of (1) such Partner's aggregate paid-in capital contributions as of such date plus (2) any part of a Default Charge added to such Partner's Contributions Account as of such date; reduced (but not below zero) by (b) the sum of (1) the aggregate amount of all distributions made by the Partnership to such Partner as of such date (determined, with respect to distributions in kind, pursuant to Section 9.03(c)) and (2) any Default Charge subtracted from such Partner's Contributions Account as of such date.

         For purposes of this definition: (w) any capital contribution actually received by the Partnership from such Partner during any calendar month or within five days thereafter shall be deemed to have been received on the last day of such calendar month; (x) any distribution actually made to such Partner during any calendar month shall be deemed to have been made or paid, as the case may be, on the last day of such month; (y) any adjustment to such Partner's Unreturned Capital Contribution attributable to a Default Charge shall be deemed to have occurred as of the last day of the calendar month that includes the day which is 45 days after the Offshore General Partner delivered the notice described in Section 8.02(b) with respect to the Default Charge involved; and
(z) all contributions made to the Partnership by such Partner's predecessors in interest (if any), all distributions made by the Partnership to any such predecessors, and all adjustments to the Contributions Accounts of any such predecessors shall be taken into account as if such contributions had been made by, such distributions had been made to, and such adjustments had been made to the Contributions Account of, such Partner.

                                                                     EXHIBIT 4


                    CERTIFICATE OF DESIGNATIONS, PREFERENCES
               AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK
                                       OF
                                  ANICOM, INC.


         Anicom, Inc. (the "COMPANY" or "ISSUER"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Certificate of Incorporation, as amended, of the Company, and pursuant to Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Company at a meeting duly held, adopted resolutions providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of Twenty-Seven Thousand (27,000) shares of Series A Convertible Preferred Stock, of the Company, as follows:

                  RESOLVED, that the Company is authorized to issue 27,000 shares of Series A Convertible Preferred Stock, $.01 par value (the "SERIES A PREFERRED SHARES"), which shall have the following powers, designations, preferences and other special rights:

                  (1)      Dividends and Liquidation Preference.

                           (a) Generally. The holders of the Series A Preferred Shares shall be entitled to receive on each share issued and outstanding, out of assets legally available for such purpose, cumulative preferential dividends which shall accrue and compound annually, commencing to accrue on the date of issuance of such Series A Preferred Share and receipt by the Company of all the full purchase price due therefor (the "Issuance Date") at the rate of:

                                        (i) 5% per annum  during  the first five
                   (5) years commencing on the Issuance Date; and

                                        (ii)  15% per  annum  during  the  years
                   commencing on the fifth anniversary of the Issuance Date,
         of the Liquidation Preference (as defined below); such dividends shall be cumulative, and accrue daily, whether or not earned, declared, or legally available for payment, from and after the Issuance Date up to and including the date the Series A Preferred Shares shall no longer be outstanding. Accrued dividends shall be payable, quarterly, in arrears, in cash or in shares of the Company's common stock, par value $.001 per share (the "COMMON STOCK") at the Company's option, valued at the then applicable Average Trading Price (as defined below) ending on the day prior to the date of issuance of such shares; provided that such shares have been registered under the Securities Act of 1933, as amended, and listed for trading on the principal securities exchange or trading market where the Company's Common Stock is then listed or traded (the "DIVIDEND SHARES"). The liquidation preference of the Series A Preferred Shares shall be $1,000.00 per share plus any accrued and unpaid dividends (the "LIQUIDATION PREFERENCE").

                            (b)  Special  Dividend  Adjustment.  Notwithstanding
         Section 1(a)(i) above, the dividend payable by the Company shall be subject to adjustment pursuant to Section 8.3(a) of that certain Series A Convertible Preferred Stock Purchase Agreement dated May 21, 1997 by and among the Company and certain investors set forth therein.

                  (2) Voting Rights. On matters subject to voting by holders of the Common Stock, holders of Series A Preferred Shares shall vote together with the holders of Common Stock, on an as converted basis at the then applicable Conversion Ratio (as defined below) (as if such shares of Series A Preferred Shares had been fully converted immediately prior to the date on which a date of record is taken for such vote, or, if no record is taken, the date as of which the record holders of the Common Stock entitled to vote are to be determined) as one class. The Series A Preferred Shares will not be entitled to any voting rights as a separate class other than with respect to any proposed amendments to the terms and conditions of the Series A Preferred Shares that would be adverse to the holders of the Series A Preferred Shares.

                  (3) Redemption.  At any time after the fifth (5th) anniversary of the Issuance Date, Issuer, at its option, may redeem all, but not less than all, of the then outstanding Series A Preferred Shares for an amount (the "REDEMPTION PRICE") equal to the Liquidation Preference as of the effective date of such redemption by giving notice (a "REDEMPTION NOTICE") to each holder of Series A Preferred Shares and the Company's transfer agent not less than thirty (30) days nor more than sixty (60) days prior to the date on which such shares are to be redeemed. Such Notice of Redemption at the Company's election shall indicate (A) the date that such redemption is to become effective, (B) the applicable Redemption Price, (C) where and how payment of the Redemption Price will be made, and (D) the then current Conversion Price. The Redemption Price may be paid, at Issuer's option, either in cash or shares of Common Stock valued at ninety percent (90%) of the Average Trading Price (defined below) as of the effective date of such redemption; provided, that (i) such shares have been registered under the Securities Act of 1933, as amended and listed for trading on the principal securities exchange or trading market where the Company's Common Stock is then listed or traded, and (ii) prior to giving such a Redemption Notice, if Issuer elects to redeem with Common Stock, Issuer will first obtain stockholder approval of the issuance to the extent then required by the rules and regulations of the NASD or of such other national exchange upon which Issuer's Common Stock is then traded. Notice of redemption having been given as aforesaid, dividends on the Series A Preferred Shares shall cease to accrue as of the effective date of such redemption unless the Issuer defaults in the payment of the Redemption Price.

                  (4) Conversion of Series A Preferred Shares. The Series A Preferred Shares shall be convertible into shares of Common Stock on the following terms and conditions:

                            (a) Conversion by Holder. Upon written notice to the Company by the holder thereof, each Series A Preferred Share shall be convertible at any time into a number of fully paid and nonassessable shares (calculated to the nearest whole share) of Common Stock to be determined by dividing the Liquidation Preference by the then current Conversion Price (the "Conversion Ratio").

                            (b) Mandatory Conversion The outstanding Series A Preferred Shares will be deemed to have been converted into shares of Common Stock at the Conversion Ratio automatically without further action required of the Issuer or holders thereof, upon the following terms and conditions:

                                    (i)     If,  at any time  during  the  first
                                            twelve  (12)  months  following  the
                                            Issuance Date,  the Average  Trading
                                            Price  of  the  Common  Stock  is at
                                            least 130% of the Conversion  Price,
                                            then 33-1/3% of the then outstanding
                                            Series  A   Preferred   Shares  will
                                            convert  into  Common  Stock,   such
                                            conversion to be allocated among the
                                            holders thereof, on a pro rata basis
                                            based    upon    their    respective
                                            holdings.

                                     (ii)   If,  at any time  during  the  first
                                            twenty-four  (24)  months  following
                                            the  Issuance   Date,   the  Average
                                            Trading Price of the Common Stock is
                                            equal to or exceeds  the  percentage
                                            of the  Conversion  Price  set forth
                                            below,    then   the   corresponding
                                            percentage  of the then  outstanding
                                            Series  A   Preferred   Shares  will
                                            convert  into  Common  Stock,   such
                                            conversion to be allocated among the
                                            holders thereof, on a pro rata basis
                                            based    upon    their    respective
                                            holdings:


      Average Trading Price as a                 Percentage of Series A Preferred
    Percentage of Conversion Price                    Shares to be Converted
----------------------------------------       ----------------------------------
               160%                                        66 2/3%
               190%                                        100%





                                    (iii)   If,  at any time  after  the  second
                                            anniversary  of the  Issuance  Date,
                                            the  Average  Trading  Price  of the
                                            Common  Stock is equal to or exceeds
                                            the  percentage  of  the  Conversion
                                            Price  set  forth   below  for  each
                                            corresponding   year  following  the
                                            Issuance Date, then 100% of the then
                                            outstanding   Series   A   Preferred
                                            Shares  will   convert  into  Common
                                            Stock:


                    Year               Average Trading Price as a Percentage of
                                                  Conversion Price
          ----------------------      ------------------------------------------
                     3                              140%

                     4                              150%

                     5                              175%




         Notwithstanding the foregoing, no mandatory conversion shall occur unless and until the shares of Common Stock to be issued have been registered under the Securities Act of 1933, as amended, and listed for trading on the principal securities exchange or trading market where the Company's Common Stock is then listed or traded. Immediately upon the occurrence of a mandatory conversion, the Company will notify all holders of Series A Preferred Shares of the mandatory conversion.

                           (c)      Certain Definitions.

                                     (i) "CONVERSION  PRICE" means eight dollars
         and sixty-two and one-half cents ($8.625); provided that, if the Average Trading Price as of the second anniversary of the Issuance Date is less than eight dollars and sixty-two and one-half cents ($8.625), then the Conversion Price shall thereafter be adjusted downward but never upward to equal the greater of the Average Trading Price or six dollars ($6.00), subject to the terms and conditions of Section 4(d).

                                     (ii) "AVERAGE TRADING PRICE" means, as of a
         given date, an amount equal to the arithmetic average of the last closing sale price of the Common Stock on the Nasdaq National Market (the "NASDAQ-NM") for the ten (10) day period ending one day prior to the date of determination as reported by Bloomberg Financial Markets ("BLOOMBERG"), or, if the Nasdaq-NM is not the principal trading market for such security, the last closing sale price of such security on the principal securities exchange or trading market where such security is listed or traded for the ten (10) day period ending one day prior to the date of determination as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security for the ten (10) day period ending one day prior to the date of determination as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices for the ten (10) day period ending one day prior to the date of determination of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc.

                           (d) Adjustment to Conversion Price. In order to prevent dilution of the conversion rights granted to holders of Series A Preferred Shares hereunder, the Conversion Price will be subject to adjustment from time to time pursuant to this Section 4(d).

                                     (i) Adjustment for Dilutive Events.  If and
         whenever on or after the original date of issuance of the Series A Preferred Shares the Company issues or sells, or in accordance with
         Section 4(d)(ii) below is deemed to have issued or sold, in one transaction or a series of related transactions, any shares of Common Stock for consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale (a "Dilutive Event"), then forthwith upon the occurrence of any such Dilutive Event the Conversion Price will be reduced so that the Conversion Price in effect immediately following the Dilutive Event will equal the quotient derived by dividing (i) the sum of (x) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Event times 27,000,000, plus (y) the product of (A) the Price Per Share in the Dilutive Event, times (B) three times the consideration received by the Company in such Dilutive Event, by (ii) the sum of (x) 27,000,000, plus (y) three times the consideration received by the Company in the Dilutive Event; provided that the Conversion Price will not be reduced pursuant to this sentence if the foregoing calculation results in a Conversion Price in excess of $8.15 (the "Threshold Price"). Notwithstanding the foregoing, the issuance by the Company of any equity securities to management, directors or employees of the Company pursuant to plans and options to purchase equity securities issued in accordance with such plans approved by the Board and in effect as of the date of the first issuance of the Series A Preferred Shares shall not constitute a Dilutive Event.

                                     (ii) Common Stock Deemed  Outstanding.  For
         purposes of  determining  the  adjusted  Conversion  Price  pursuant to
         Section 4(d)(i) above the following events shall be deemed to be an issuance and sale of Common Stock by the Company:

                                             (A)  Issuance of Rights or Options.
         If (i) the Company in any manner grants any rights or options to subscribe for or to purchase shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (such rights or options referred to herein as "OPTIONS" and such convertible or exchangeable stock or securities referred to herein as "CONVERTIBLE SECURITIES") and (ii) the Price Per Share of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities is less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then (x) the total maximum amount of such Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum number of Convertible Securities issuable upon the exercise of such Options will be deemed to be Common Stock issued and sold by the Company, and (y) the consideration received pursuant to the Dilutive Event will equal the Price Per Share times the number of shares of Common Stock so deemed issued and sold by the Company. For purposes of this Section 4(d)(ii)(A), the "Price Per Share" will be determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Company upon exercise of all such Options, plus in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to the Company upon the issuance or sale of such Convertible Securities and the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Conversion Price will be made when Convertible Securities are actually issued upon the exercise of such Options or when Common Stock is actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

                                             (B)    Issuance   of    Convertible
         Securities. If (i) the Company in any manner issues or sells any Convertible Securities and (ii) the Price Per Share of shares of Common Stock issuable upon such conversion or exchange is less than the Conversion Price in effect immediately prior to the time of such issue or sale, then (x) the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities will be deemed to be Common Stock issued and sold by the Company, and (y) the consideration received pursuant to the Dilutive Event will equal the Price Per Share times the number of shares of Common Stock so deemed issued and sold by the Company. For the purposes of this Section 4(d)(ii)(B), the "Price Per Share" will be determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Conversion Price will be made when Common Stock is actually issued upon the conversion or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustments to the Conversion Price had been or are to be made pursuant to Section 4(d)(ii)(A) above, no further adjustment of the Conversion Price will be made by reason of such issue or sale.

                                             (C)  Change  in  Option   Price  or
         Conversion Rate. If at any time there is a change in (i) the purchase price provided for in any Options, (ii) the additional consideration, if any, payable upon the conversion or exchange of any

         Convertible Securities, or (iii) the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock, then the Conversion Price in effect at the time of such change will be readjusted to the Conversion Price which would have been in effect had those Options or Convertible Securities still outstanding at the time of such change provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time such Options or Convertible Securities were initially granted, issued or sold.

                                             (D)  Calculation  of  Consideration
         Received. If any shares of Common Stock, Option or Convertible Security are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor or the Price Per Share, as the case may be, will be deemed to be the net amount received or to be received, respectively, by the Company therefor. In case any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company or the non-cash portion of the Price Per Share, as the case may be, will be the fair value of such consideration received or to be received, respectively, by the Company; except where such consideration consists of securities, in which case the amount of consideration received or to be received, respectively, by the Company will be the Average Trading Price thereof as of the date of receipt. If any shares of Common Stock, Options or Convertible Securities are issued in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving corporation as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash and securities will be determined jointly by the Company and the holders of a majority of the outstanding Series A Preferred Shares. If such parties are unable to reach agreement within a reasonable period of time, the fair value of such consideration will be determined by an independent appraiser jointly selected by the Company and the holders of a majority of the outstanding Series A Preferred Shares.

                                             (E)  Integrated  Transactions.   In
         case any Option is issued in connection with the issuance or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Option by the parties thereto, the Option will be deemed to have been issued for a consideration of $.01.

                                             (F)  Record  Date.  If the  Company
         takes a record of the holders of Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (ii) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or upon the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                                     (iii)  Adjustment of Conversion  Price upon
         Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price, the Threshold Price and the amounts set forth in Section 4(c)(i) in effect immediately prior to such subdivision will be proportionately reduced, and if the Company at any time combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price, the Threshold Price and the amounts set forth in Section 4(c)(i) in effect immediately prior to such combination will be proportionately increased.

                                     (iv)   Reorganization,    Reclassification,
         Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person (as defined below) or other transaction which is effected in such a way that holders of
         Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as "ORGANIC CHANGE." Prior to the consummation of any Organic Change, the Company will make appropriate provision to ensure that (I) each of the holders of the Series A Preferred Shares will thereafter have the right to acquire and receive in lieu of or addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series A Preferred Shares, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of such holder's Series A Preferred Shares had such Organic Change not taken place and (II) each of the holders of Series A Preferred Shares will continue to have the same rights and preferences, in any surviving entity, as those which apply to the Series A Preferred Shares pursuant to this Certificate. In any such case, the Company will make appropriate provision with respect to such holders' rights and interests to ensure that the provisions of this Section 4(d) will thereafter be applicable to the Series A Preferred Shares. The Company will not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument, the obligation to deliver to each holder of Series A Preferred Shares such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire. "Person" shall mean an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

                                    (v)     Notices.

                                             (A) Immediately upon any adjustment
         of the Conversion Price, the Company will give written notice thereof to each holder of Series A Preferred Shares, setting forth in reasonable detail and certifying the calculation of such adjustment.

                                             (B) The Company  will give  written
         notice to each holder of Series A Preferred Shares at least twenty (20) days prior to the date on which the Company closes its books or takes a record (I) with respect to any dividend or distribution upon the Common Stock, (II) with respect to any pro rata subscription offer to holders of Common Stock or (III) for determining rights to vote with respect to any Organic Change, dissolution or liquidation; provided that in no event shall such notice be provided to such holder prior to such information being made known to the public.

                                             (C)  The  Company  will  also  give
         written notice to each holder of Series A Preferred Shares at least twenty (20) days prior to the date on which any Organic Change, dissolution or liquidation will take place.

                                             (D) The Company  shall give written
         notice to the holders of the Series A Preferred Shares promptly after the occurrence of the automatic conversion of the Series A Preferred Shares into Common Stock as set forth in Section 4(b) hereof.

                           (e) Mechanics of Conversion. Subject to and in compliance with all federal and state securities laws, the conversion of Series A Preferred Shares pursuant to this Section 4 will be deemed to have been effected (and the holder thereof will be deemed to be the registered holder of the Conversion Shares), automatically if conversion is pursuant to Section 4(b), or, if converted at the option of the holder of Series A Preferred Shares pursuant to Section 4(a), by and on the date of surrender of certificates representing the Series A Preferred Shares being converted to the Company at its principal place of business, together with the Notice of Conversion attached hereto as
         Exhibit I. As soon as practicable, but in no event later than five (5) business days after such conversion, the Company shall cause the transfer agent to deliver to the registered holder thereof (a) a certificate representing the shares of Common Stock to which the holder is entitled as a result of such conversion, and (b) a new certificate for Series A Preferred Shares for the unconverted shares of Series A Preferred Shares, if any, represented by the surrendered certificate. The Company shall at all times reserve for issuance a sufficient number of shares of Common Stock to be issued as Conversion Shares, and upon issuance thereof, the Conversion Shares shall be fully paid and nonassessable.

                           (f) Record Holder. The person or persons entitled to receive the shares of Common Stock issuable upon a conversion of Series A Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

                  (5)  Change of  Control.  If at any time  there is a Change of
         Control (as defined below) of the Company, the Company shall, immediately following the occurrence of any such event, send a notice to each holder offering to repurchase the Series A Preferred Shares (or at each holder's option, any portion thereof) for an amount equal to the Liquidation Preference on the date of such repurchase. If any holder desires to accept such offer in whole or in part, such holder must advise the Company of such acceptance within thirty (30) days of the date of receiving such notice. The Company shall then repurchase the Series A Preferred Shares or portion thereof so tendered for repurchase by such holder by paying the purchase price to the holder (or any person or persons designated by such holder in such acceptance notice), in immediately available funds, within ten (10) business days of the Company's receipt of such holder's acceptance notice. If a holder tenders only a portion of such holder's Series A Preferred Shares, the holder shall deliver such certificate of Series A Preferred Shares to the Company and the Company then shall issue to the holder a new certificate of Series A Preferred Shares, representing the portion of the Series A Preferred Shares not repurchased by the Company. For purposes of this Section, "Change of Control" means any event or series of events by which (i) any person or group (as defined in Rule 13d-1 of the Exchange Act) obtains a majority (by voting or otherwise) of the securities of the Company ordinarily having the right to vote in the election of directors; (ii) during any two year period commencing at any time on or after the Closing Date, individuals who at the beginning of such period constituting the Board of Directors cease for any reason to constitute a majority of the Board of Directors; (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company; (iv) the merger or consolidation of the Company with or into another corporation or the merger of another corporation into the Company with the effect that immediately after such transaction any beneficial owner shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the combined voting power of the outstanding securities of the surviving corporation ordinarily having the right to vote in the election of directors; or (v) the adoption of a plan leading to the liquidation or dissolution of the Company. Notwithstanding the foregoing, the Company shall not be obligated to repurchase the Series A Preferred Shares pursuant to the terms of this
         Section 5 if such repurchase in the opinion of the Company's then current auditors, would jeopardize the "pooling" accounting treatment of the transaction giving rise to such Change of Control.

                  (6) Taxes. The Company shall pay any and all taxes which may be imposed upon it with respect to the issuance and delivery of Common Stock upon the conversion of the Series A Preferred Shares as herein provided. The Company shall not be required in any event to pay any transfer or other taxes by reason of the issuance of such Common Stock in names other than those in which the Series A Preferred Shares surrendered for conversion are registered on the Company's records, and no such conversion or issuance of Common Stock shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company and its transfer agent, if any, that such tax has been paid.

                  (7) Liquidation,  Dissolution, Winding-Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders (the "PREFERRED FUNDS"), before any amount shall be paid to the holders of any of the capital stock of the Company of any class junior in rank to the Series A Preferred Shares in respect of the preferences as to the distributions and payments on the liquidation, dissolution and winding up of the Company, an amount per Series A Preferred Share equal to the Liquidation Preference; provided that, if the Preferred Funds are insufficient to pay the full amount due to the holders of Series A Preferred Shares, then each holder of Series A Preferred Shares shall receive a percentage of the Preferred Funds equal to the full amount of Preferred Funds payable to such holder as a percentage of the full amount of Preferred Funds payable to all holders of Series A Preferred Shares. The purchase or redemption by the Company of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Company. Neither the consolidation or merger of the Company with or into any other Person, nor the sale or transfer by the Company of less than substantially all of its assets, shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Company. No holder of Series A Preferred Shares shall be entitled to receive any amounts with respect thereto upon any liquidation, dissolution or winding up of the Company other than the amounts provided for herein.

                  (8) Repurchases of Series A Preferred Stock by the Issuer. Neither the Issuer nor any of its subsidiaries shall repurchase any outstanding shares of Series A Preferred Stock unless the Issuer on the same terms either (i) offers to purchase all of the then outstanding shares of Series A Preferred Stock or (ii) offers to purchase shares of Series A Preferred Stock from the holders in proportion to the respective number of shares of Series A Preferred Stock held by each holder. In any such repurchase by the Issuer or any of its subsidiaries, if all shares of Series A Preferred Stock are not being repurchased, then the number of shares of Series A Preferred Stock to be repurchased shall be allocated among all shares of Series A Preferred Stock held by holders which accept the Issuer's repurchase offer so that the shares of Series A Preferred Stock are repurchased from such holders in proportion to the respective number of shares of Series A Preferred Stock held by each such holder which accepts the Issuer's offer (or in such other proportion as agreed by all such holders who accept the Issuer's offer).

                  (9) Shares to be Retired. Any share of Series A Preferred Stock converted, redeemed, repurchased or otherwise acquired by the Corporation shall be retired and canceled and may not be reissued.

                  (10) No Fractional Shares. In connection with any conversion, liquidation, redemption, or otherwise, the Company shall only issue Common Stock in denominations equal to the nearest, lower whole number; fractional shares due holders will be allocated their cash value and paid by the Company to the holder by check.

                  (11) Preferred Rank. All shares of Common Stock and all additional shares of preferred stock of the Company shall be of junior rank to all Series A Preferred Shares in respect to the preferences as to dividends and distributions and payments upon the liquidation, dissolution and winding up of the Company and the rights of the shares of Common Stock and of any shares of preferred stock, other than the Series A Preferred Stock shall be subject to the preferences and relative rights of the Series A Preferred Shares.

                  (12) Vote to Change the Terms of Series A Preferred Shares. The affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the holders of not less than two-thirds (2/3) of the then outstanding Series A Preferred Shares (excluding any Series A Preferred Shares held by the Company or affiliates of the Company) shall be required for the Company to amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A Preferred Shares.

                  (13) Lost or Stolen Certificates. Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any preferred stock certificates representing the Series A Preferred Shares, and (in the case of loss, theft or destruction) of any indemnification undertaking by the holder to the Company that is reasonably satisfactory to the Company, and upon surrender and cancellation of the preferred stock certificate(s), if mutilated, the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date. However, the Company shall not be obligated to re-issue such lost or stolen preferred stock certificates if holder contemporaneously requests the Company to convert such Series A Preferred Shares into Common Stock.

         IN WITNESS WHEREOF, the Company has caused this certificate to be signed by __________________________________, its ___________________________ as
of the _____ day of May 1997.


                                    ANICOM, INC.


                                    By: ____________________________

                                    Title: _________________________

                                    EXHIBIT I

                                  ANICOM, INC.
                              NOTICE OF CONVERSION


Reference is made to the Certificate of Designations, Preferences and Rights of Convertible Preferred Stock, Series A, of Anicom, Inc. (the "DESIGNATION"). In accordance with and pursuant to the Designation, the undersigned hereby elects to convert the number of shares of Convertible Preferred Stock, Series A, par value $.001 (the "SERIES A PREFERRED"), of Anicom, Inc., a Delaware corporation (the "COMPANY"), indicated below into shares of Common Stock, par value $.001 (the "COMMON STOCK"), of the Company, by tendering the stock certificate(s) representing the share(s) of Series A Preferred specified below as of the date specified below:

         Date of Conversion        _______________________________________

         Number of shares of Series A
         Preferred to be converted: ______________________________________
         Stock certificates no(s). of Series A
         Preferred to be converted: ______________________________________

Please confirm the following information:
         Conversion Price:          ______________________________________

         Number of shares of Common Stock
         to be issued:

Please issue the Common Stock into which the Series A Preferred shares are being converted in the following name and to the following address:

         Issue to:                 ________________________________________
                                   ________________________________________
                                   ________________________________________
                                   ________________________________________


         Phone No. of converting
           holder:                 ________________________________________
         Duly executed:            By _____________________________________
         Name & Title:             ________________________________________
         Dated:                    ________________________________________

                                                                      EXHIBIT 5



                             STOCKHOLDERS' AGREEMENT

         THIS STOCKHOLDERS' AGREEMENT (this "Agreement") is entered into as of this ____ day of May, 1997, among Anicom, Inc., a Delaware corporation (the "Company"), Scott C. Anixter ("Anixter") and each of the persons listed on the signature page hereto under the caption "Purchasers" (collectively, the "Purchasers").

                                    RECITALS
                                    --------

         The Company and the Purchasers have entered into that certain Stock Purchase Agreement (as amended from time to time, the "Stock Purchase Agreement"), dated May ___, 1997, pursuant to which the Company has agreed to sell, and the Purchasers have agreed to purchase, in the aggregate, 27,000 shares (the "Covered Shares") of Series A Convertible Preferred Stock, par value of $.01 per share (the "Preferred Stock"), which shall be convertible into a number of shares of Anicom's common stock, par value of $.001 per share (the "Common Stock") (as converted, the "Conversion Shares"), in accordance with the terms of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Anicom, Inc. (the "Certificate of Designations") and except as otherwise provided hereunder. The purchase price for the Preferred Stock is $1,000.00 per share.

         As a condition to the obligations set forth in the Stock Purchase Agreement, each of the parties hereto has agreed to enter into this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the mutual promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, Anixter and the Purchasers agree as follows:


         Tag-Along Rights.
         -----------------

                  0.1 Right to Sell Proportionate Number of Shares of Common Stock. Anixter agrees that, if he shall receive and determine to accept any bona fide written offer (a "Notice of Offer") from a Buyer to purchase or otherwise acquire for value, in one transaction or a series of related transactions, shares of Common Stock (the "Offer Shares") beneficially owned by him and representing 20% or more of all of the then issued and outstanding Common Stock of the Company beneficially owned by Anixter, each of the Purchasers shall have the right to participate in such transaction in the manner set forth in this Agreement. The term "Buyer", as used herein, means a person or entity, other than Anixter or any other person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with Anixter, that has offered to purchase or otherwise acquire for value shares of Common Stock of the Company (other than in connection with a registered public offering).

                  0.2 Notifications. Anixter shall, promptly after his receipt of a Notice of Offer (and in any event not later than 10 days after such receipt), send a copy thereof to the Company and to each of the Purchasers. The delivery of such Notice of Offer shall be effected not less than 60 days prior to the closing of such proposed sale or other acquisition. Upon receipt of a Notice of Offer, each Purchaser shall have 30 days to deliver a written notice of its election to participate in such sale or other acquisition and of the number of its Covered Shares to be included in such sale or other acquisition, which Covered Shares shall be converted into Conversion Shares, subject to and effective upon the closing of such sale or other acquisition; provided, however, that such number of Conversion Shares to be included shall not exceed the number determined in Section 1.3 below. If such written notice of election is not received from a Purchaser within the 30-day period specified above, Anixter shall have the right to sell or otherwise transfer the aforesaid Common Stock to the Buyer without any participation by such Purchaser, but only (a) on the terms and conditions stated in the Notice of Offer and (b) if the sale or other transfer is consummated not later than 60 days after the end of the aforesaid 60-day period.

                  0.3 Selling a Proportionate Number of Shares of Common Stock. Each Purchaser shall have the right to sell or transfer, pursuant to the Notice of Offer, Conversion Shares representing the same percentage of the Conversion Shares into which all Covered Shares owned by such Purchaser are then convertible as the Offer Shares are of all shares of Common Stock then beneficially owned by Anixter. In the event the number of Conversion Shares for which Purchasers elect to exercise such right, along with the Offer Shares and any other shares of the Company to be sold or transferred by other shareholders of the Company pursuant to any similar rights granted to such other shareholders prior to the date hereof, exceed the number of shares which the Buyer is willing to purchase, the number of shares to be sold or transferred to the Buyer by each transferor shall be reduced so that each transferor is entitled to sell or transfer the same percentage of its shares as each other transferor.

                  0.4 Purchase Price of Covered Shares. The purchase price for each Conversion Share ("Purchase Price") of the Purchasers under this Agreement and the terms of the purchase or other acquisition thereof shall be the same as are applicable to the purchase or other acquisition of each share of Common Stock of Anixter and shall be as set forth in such Notice of Offer; provided, however, that the Purchasers shall not be required to provide any representation, warranty or other undertaking other than with respect to their ownership of, and authority to sell or transfer, such Conversion Shares free of any liens or encumbrances.

                  0.5 Closing of Sale. Each Purchaser in respect of a Notice of Offer shall deliver to the Buyer in respect of such Notice of Offer, against payment of the total purchase price for the Covered Shares to be purchased (at the price per share specified above in Section 1.4), on the closing date specified in such Notice of Offer, a certificate or certificates representing the number of such Covered Shares which it has elected to sell pursuant to this Agreement, together with appropriate instruments of transfer duly endorsed in blank.

         1. Entire Agreement. his Agreement and the other documents referenced herein contain the entire agreement between the parties with respect to the subject matter hereof and supersede any and all prior arrangements and understandings, both written and oral, with respect thereto.

         2. Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibits or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

         3. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         4. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

         5. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereof and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

         6. Notice. Whenever a party to this Agreement is required to give notice to any other party hereunder, such notice shall be given at the address set forth next to such party's name on the signature page of this Agreement or at such other address as the parties designate to each by giving notice hereunder, and such notice shall be made in writing and deemed to have been duly delivered when (a) delivered by hand (b) one day after upon confirmation of delivery by a nationally recognized overnight delivery service or (c) three days after sent by Certified U.S. Mail, return receipt requested. A copy of any such notices delivered to Anixter or the Company shall also be delivered to:

                       Katten Muchin & Zavis
                       525 West Monroe Street, Suite 1600
                       Chicago, Illinois 60661-3693
                       Attention: Jeffrey R. Patt, Esq.


                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


ANICOM, INC.                             PURCHASERS:

By:                                      CAHILL, WARNOCK STRATEGIC
     Scott C. Anixter, Chairman          PARTNERS FUND, L.P.
     and Chief Executive Officer         By:    CAHILL, WARNOCK STRATEGIC
                                                PARTNERS, L.P., its
                                                general partner
------------------------------
Scott C. Anixter                                By: /s/ David L. Warnock
                                                    David L. Warnock, a
                                                    general partner

                                           Address: One South Street
                                                    Suite 2150
                                                    Baltimore, MD  21202
                                                    Attn: David Warnock
                                                          Hyonmyong Cho (Hoch)


                                    With a copy to: Wilmer, Cutler & Pickering
                                                    100 Light Street
                                                    Baltimore, MD  21202
                                                    Attn:  George P. Stamas


                                         STRATEGIC ASSOCIATES, L.P.
                                         By:       CAHILL, WARNOCK & COMPANY,
                                                   L.L.C., a managing member

                                                By:  /s/ David L. Warnock
                                                     David L. Warnock, a
                                                     managing member

                                           Address:  One South Street
                                                     Suite 2150
                                                     Baltimore, MD  21202
                                                     Attn: David Warnock
                                                           Hyonmyong Cho (Hoch)

                                    With a copy to:  Wilmer, Cutler & Pickering
                                                     100 Light Street
                                                     Baltimore, MD  21202

                                                     Attn:  George P. Stamas


                                         FLEMING US DISCOVERY FUND III, L.P.
                                         By:   FLEMING US DISCOVERY
                                               PARTNERS, L.P., its
                                               general partner
                                                By: FLEMING US DISCOVERY,
                                                    LLC, its general partner

                                                By:  /s/ Robert L. Burr
                                                     Robert L. Burr,
                                                     member

                                           Address:  320 Park Avenue
                                                     New York, NY  10022
                                                     Attn:  Robert L. Burr
                                                            Chris Jones
                                                            David Edwards


                                    With a copy to:  Morgan, Lewis,
                                                     Bockius, LLP
                                                     101 Park Avenue
                                                     New York, NY  10178
                                                     Attn:    David Pollack


                                         FLEMING US DISCOVERY OFFSHORE
                                         FUND III, L.P.
                                         By:     FLEMING US DISCOVERY
                                                 PARTNERS, L.P., its
                                                 general partner
                                                 By:  FLEMING US DISCOVERY,
                                                      LLC, its general partner
                                                      By:  /s/ Robert L. Burr
                                                           Robert L. Burr,
                                                           member

                                                 Address: 320 Park Avenue
                                                          New York, NY  10022
                                                          Attn:   Robert L. Burr
                                                                  Chris Jones
                                                                  David Edwards

                                         With a copy to:  Morgan, Lewis,
                                                          Bockius, LLP
                                                          101 Park Avenue
                                                          New York, NY  10178
                                                          Attn: David Pollack


                                 /s/ Peter H. Huizenga
                                 Peter H. Huizenga


                                 /s/ Heidi A. Huizenga
                                 Heidi A. Huizenga


                      PETER H. HUIZENGA TESTAMENTARY TRUST

                                 By: _______________________________

                                    Its: ___________________________


                      BETSY HUIZENGA TRUST

                                 By: _______________________________

                                    Its: ___________________________


                      GRETA HUIZENGA TRUST

                                 By: _______________________________

                                     Its: __________________________


                      PETER HUIZENGA JR. TRUST

                                 By: ______________________________

                                     Its: _________________________

                      TIMOTHY DEAN HUIZENGA TRUST

                                 By: ______________________________

                                     Its: _________________________


                                In each case, c/o Huizenga Capital Management
                                Address:          2215 York Road
                                                  Suite 500
                                                  Oak Brook, IL  60521
                                                  Attn:    Mike Wik

                                With a copy to:   Hlustik, Williams &
                                                   Vander Woude
                                                  20 N. Wacker Drive
                                                  Suite 2800
                                                  Chicago, IL  60606
                                                  Attn:    Paul Vander Woude


                      SUMMER HILL PARTNERS, L.P.

                                 By:      Summer Hill, Inc., its general partner

                                          By:   /s/ Richard L. Roeding
                                                Richard L. Roeding, President


                      SUMMER HILL R.T. ENTERPRISES LIMITED PARTNERSHIP

                                 By:      Summer Hill, Inc., its general partner

                                          By:   /s/ Richard L. Roeding
                                                Richard L. Roeding, President


                      GARFAM INVESTORS LLC
                                 By: /s/  Thomas Mueller
                                     Thomas Mueller, Treasurer

                                      S. JAMES PERLOW

                                      By:
                                          Name:
                                          Title:


                                      Address:    2900 S. 25th Ave.
                                                  Broadview, IL  60153


                                      With a copy to: ____________________
                                                      ____________________
                                                      ____________________




                                      EARL PERLOW

                                      By:
                                          Name:
                                          Title:


                                      Address:    2900 S. 25th Ave.
                                                  Broadview, IL  60153


                                      With a copy to: ____________________
                                                      ____________________
                                                      ____________________





                                      MARK PERLOW

                                      By:
                                          Name:
                                          Title:


                                      Address:    2900 S. 25th Ave.
                                                  Broadview, IL  60153


                                      With a copy to: ____________________
                                                      ____________________
                                                      ____________________

                                      KA TRADING

                                      By: /s/ Irv Kessler
                                          Irv Kessler
                                          Title:


                                      Address:   1712 Hopkins Crossroads
                                                 Minneapolis, MN  55305
                                                 Attn:   Andrew Redleaf
                                                         Richard Field

                                      KA MANAGEMENT

                                      By: /s/ Irv Kessler
                                          Irv Kessler
                                          Title:


                                      Address:   1712 Hopkins Crossroads
                                                 Minneapolis, MN  55305
                                                 Attn:   Andrew Redleaf
                                                         Richard Field


                                      With a copy to:  ____________________
                                                       ____________________
                                                       ____________________




                                      CEW PARTNERS

                                      By:
                                          Name:
                                          Title:


                                      Address:    45 Rockerfeller Plaza
                                                  New York, NY  10020
                                                  Attn:   Geoffrey Colvin

                                      With a copy to:  ____________________
                                                       ____________________
                                                       ____________________




                                      TRUST INVESTMENTS, INC.

                                      By:
                                           Name:
                                           Title:


                                      Address:     52 Stiles Road
                                                   Salem, NH  03079
                                                   Attn:   M. Terence Conklin


                                      With a copy to:  ____________________
                                                       ____________________
                                                       ____________________




                                      THE LINCOLN FUND, L.P.
                                      By:    MATLINS FINANCIAL
                                             CONSULTING, INC., its
                                             general partner

                                             By:    /s/ Neal Matlins
                                                    Neal Matlins, President

                                      Address:   4 West Old State Capitol Plaza
                                                 Suite 810
                                                 Springfield, IL  62701

                                      THE LINCOLN FUND TAX
                                      ADVANTAGE, L.P.
                                      By:    MATLINS FINANCIAL
                                             CONSULTING, INC., its
                                             general partner

                                             By:    /s/ Neal Matlins
                                                    Neal Matlins, President

                                      Address:  4 West Old State Capitol Plaza

                                                 Suite 810
                                                 Springfield, IL  62701

                                      THE GORDON FUND, L.P.
                                      By:    LIGHTHOUSE CAPITAL
                                             MANAGEMENT, L.L.C.

                                             By:   /s/ Neal Matlins
                                                   Neal Matlins, President

                                             4 West Old State Capitol Plaza
                                             Suite 810
                                             Springfield, IL  62701

                                                                       EXHIBIT 6



                          LIMITED PARTNERSHIP AGREEMENT

                                       OF

                       FLEMING US DISCOVERY FUND III, L.P.

                        (A Delaware Limited Partnership)


                         Dated as of September 27, 1996

THE LIMITED PARTNERSHIP INTERESTS REPRESENTED BY THIS LIMITED PARTNERSHIP AGREEMENT ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM AND WITH THE APPROVAL OF THE GENERAL PARTNER. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                       FLEMING US DISCOVERY FUND III, L.P.

                                TABLE OF CONTENTS





                                                                       PAGE

                                    ARTICLE I

                                   DEFINITIONS

SECTION 1.01   Definitions.............................................. 1

                                   ARTICLE II

                                  ORGANIZATION

SECTION 2.01    Formation of Limited Partnership............................ 1
SECTION 2.02    Firm Name; Registered and Principal Office.................. 1
SECTION 2.03    Objectives.................................................. 1
SECTION 2.04    Powers...................................................... 2



                                   ARTICLE III

                                 GENERAL PARTNER

SECTION 3.01    Name, Address and Subscription.............................. 2
SECTION 3.02    Management and Control of the Partnership................... 2
SECTION 3.03    Powers...................................................... 2
SECTION 3.04    Certificate of Limited Partnership.......................... 3
SECTION 3.05    Management Agreement........................................ 3
SECTION 3.06    Salaries.................................................... 4
SECTION 3.07    Co-Investment with Offshore Partnership..................... 4
SECTION 3.08    Other Activities............................................ 5
SECTION 3.09    Avoidance of Conflicts of Interest.......................... 6
SECTION 3.10    Duty of Care................................................ 6
SECTION 3.11    Investment Limitations...................................... 7
SECTION 3.12    Unrelated Business Taxable Income........................... 7
SECTION 3.13    ERISA Matters............................................... 8
SECTION 3.14    Borrowing and Guarantees.................................... 8



                                   ARTICLE IV

                                LIMITED PARTNERS

SECTION 4.01    Names, Addresses and Subscriptions.......................... 9
SECTION 4.02    Limited Liability........................................... 9
SECTION 4.03    No Control of Partnership; Other Limitations................ 9
SECTION 4.04    Death, Dissolution or Bankruptcy............................ 9



                                    ARTICLE V

                            EXPENSES; MANAGEMENT FEE

SECTION 5.01    Organizational Expenses..................................... 9

SECTION 5.02    Management Fee..............................................10
SECTION 5.03    Operating Expenses..........................................10



                                   ARTICLE VI

                               ADVISORY COMMITTEE

SECTION 6.01    Appointment and Vacancies...................................10
SECTION 6.02    Meetings....................................................10
SECTION 6.03    Duties......................................................11
SECTION 6.04    Voting; Rules and Procedures................................11
SECTION 6.05    Duty of Care................................................11



                                   ARTICLE VII

                           ADDITIONAL LIMITED PARTNERS

SECTION 7.01    Additional Subscriptions Within 180 Days
                   After Initial Closing....................................11
SECTION 7.02    Accession to Agreement......................................12



                                  ARTICLE VIII

                           CAPITAL OF THE PARTNERSHIP

SECTION 8.01    Capital Contributions.......................................12
SECTION 8.02    Failure to Make Additional Capital Contributions ...........13
SECTION 8.03    No Interest or Withdrawals..................................14
SECTION 8.04    Minimum Capital Contribution of the General Partner ........15
SECTION 8.05    Contributions and Payments on Admission of Additional
                    Limited Partners........................................15



                                   ARTICLE IX

                                    ACCOUNTS

SECTION 9.01    Contributions Accounts......................................17
SECTION 9.02    Capital Accounts............................................17
SECTION 9.03    Accounting for Distributions in Kind........................17
SECTION 9.04    Compliance With Treasury Regulations........................18

                                    ARTICLE X

                                   ALLOCATIONS

SECTION 10.01    General....................................................18
SECTION 10.02    Net Gain...................................................18
SECTION 10.03    Net Loss...................................................19
SECTION 10.04    Distributions in Kind......................................20
SECTION 10.05    Operational Rules..........................................20
SECTION 10.06    Regulatory Allocations.....................................21
SECTION 10.07    Adjustments to Reflect Changes in Interests................23
SECTION 10.08    Tax Allocation.............................................23
SECTION 10.09    Timing of Allocations......................................23



                                   ARTICLE XI

                                  DISTRIBUTIONS

SECTION 11.01    Tax Distributions..........................................24
SECTION 11.02    Timing of Distributions....................................25
SECTION 11.03    Priority of Distributions..................................25
SECTION 11.04    Operational Rules..........................................26
SECTION 11.05    Tax Withholding............................................27
SECTION 11.06    Distributions on Admission of Additional Partners .........27
SECTION 11.07    Certain Distributions Prohibited...........................27
SECTION 11.08    Consent to Distributions...................................28



                                   ARTICLE XII

                         VALUATION OF PARTNERSHIP ASSETS

SECTION 12.01    Valuation by General Partner...............................28
SECTION 12.02    Fair Market Value..........................................28
SECTION 12.03    Freely Tradeable Securities................................29
SECTION 12.04    Goodwill...................................................29



                                  ARTICLE XIII

                           DURATION OF THE PARTNERSHIP

SECTION 13.01    Term of Partnership........................................29
SECTION 13.02    Dissolution Upon Withdrawal of General Partner ............29

SECTION 13.03    Dissolution by Partners....................................29
SECTION 13.04    Extension of Term..........................................30



                                   ARTICLE XIV

                      LIQUIDATION OF PARTNERSHIP INTERESTS

SECTION 14.01    General Provisions.........................................30
SECTION 14.02    Liquidating Distributions..................................30
SECTION 14.03    Expenses of Liquidator(s)..................................30
SECTION 14.04    Duration of Liquidation....................................31
SECTION 14.05    Duty of Care...............................................31
SECTION 14.06    No Liability for Return of Capital.........................31



                                   ARTICLE XV

            LIMITATION ON TRANSFERS OF INTERESTS OF LIMITED PARTNERS

SECTION 15.01    Consent of General Partner to Transfers....................31
SECTION 15.02    Opinion of Counsel.........................................31
SECTION 15.03    Expenses...................................................33
SECTION 15.04    Substituted Limited Partners...............................33
SECTION 15.05    Covenants of Limited Partners..............................33



                                   ARTICLE XVI

                       WITHDRAWAL OF PARTNERSHIP INTERESTS

SECTION 16.01    Withdrawal of Partnership Interests........................34
SECTION 16.02    ERISA Partner Withdrawal...................................34
SECTION 16.03    Cure Period; Time of Withdrawal............................34
SECTION 16.04    Effects of ERISA Partner Withdrawal........................35
SECTION 16.05    Distribution to ERISA Partner..............................35
SECTION 16.06    Conforming Amendment.......................................35
SECTION 16.07    PERISA Partner Withdrawal..................................35


                                  ARTICLE XVII

              LIMITATION ON TRANSFER OF INTEREST OF GENERAL PARTNER

SECTION 17.01    Limitation on Transfer of Interest of The General Partner .36

                                  ARTICLE XVIII

                                 INDEMNIFICATION

SECTION 18.01    General Provisions.........................................36
SECTION 18.02    Advance Payment of Expenses................................37
SECTION 18.03    Insurance..................................................37
SECTION 18.04    Sharing of Indemnification Expenses with Related Funds ....37
SECTION 18.05    Limitation by Law..........................................38



                                   ARTICLE XIX

                ACCOUNTING; RECORDS AND REPORTS; ANNUAL MEETINGS

SECTION 19.01    Fiscal Year................................................38
SECTION 19.02    Keeping of Accounts and Records............................38
SECTION 19.03    Inspection Rights..........................................38
SECTION 19.04    Annual Financial Statements................................39
SECTION 19.05    Quarterly Financial Statements; Investment Memoranda ......39
SECTION 19.06    Annual Meetings............................................39
SECTION 19.07    Accounting Method..........................................40
SECTION 19.08    Independent Accountants....................................40
SECTION 19.09    Amortization of Organizational Expenses....................40
SECTION 19.10    Change of Principal Office.................................40



                                   ARTICLE XX

                              WAIVER AND AMENDMENT

SECTION 20.01    Waiver and Amendment.......................................40



                                   ARTICLE XXI

                               GENERAL PROVISIONS

SECTION 21.01    Notices....................................................41
SECTION 21.02    Power of Attorney..........................................41
SECTION 21.03    Waiver of Partition........................................42
SECTION 21.04    Additional Documents.......................................42
SECTION 21.05    Binding on Successors......................................42
SECTION 21.06    Counterparts...............................................43
SECTION 21.07    Action by Limited Partners.................................43

SECTION 21.08    Voting.....................................................43
SECTION 21.09    Governing Law..............................................43
SECTION 21.10    Securities Act Matters.....................................43
SECTION 21.11    Right to Rely on Authority of General Partner .............43
SECTION 21.12    Tax Matters Partner........................................43
SECTION 21.13    Contract Construction......................................44
SECTION 21.14    Section Headings...........................................44


APPENDIX A       Definitions...............................................A-1
SCHEDULE A       Address of Partnership; Names, Addresses and Subscriptions
                 of the General Partner and the Limited Partners ..........A-7
SCHEDULE B       Management Agreement......................................B-1

                       FLEMING US DISCOVERY FUND III, L.P.

                          LIMITED PARTNERSHIP AGREEMENT



         LIMITED PARTNERSHIP AGREEMENT, dated as of this 27th day of September, 1996, by and among Fleming US Discovery Partners, L.P., a limited partnership organized under the laws of the State of Delaware in the United States, as the General Partner (the "GENERAL PARTNER"), and those firms, corporations and other Persons listed in the Partnership's records as limited partners who execute a counterpart of this Agreement as Limited Partners. The General Partner and the Limited Partners are sometimes referred to herein collectively as the "PARTNERS".


                                    ARTICLE I

                                   DEFINITIONS

         SECTION 1.01. Definitions. Capitalized terms used herein without definition have the meanings ascribed to them in APPENDIX A annexed hereto.



                                   ARTICLE II

                                  ORGANIZATION

         SECTION 2.01. Formation of Limited Partnership. The Partners agree to form and carry on a limited partnership (the "PARTNERSHIP") subject to the terms of this Agreement pursuant to and in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended (the "DELAWARE ACT").

         SECTION 2.02. Firm Name; Registered and Principal Office. The name of the Partnership is "Fleming US Discovery Fund III, L.P." The initial address of the Partnership's registered office in Delaware is 1209 Orange Street, Wilmington, Dover, County of New Castle, and its initial registered agent at such address for service of process is The Corporation Trust Company. The General Partner may change the locations of the registered office and principal office of the partnership to such locations within the United States as the General Partner may determine at any time, upon written notice to all the Partners indicating the locations of such registered office and principal office. The General Partner may cause the Partnership to open such additional offices at such other locations as the General Partner in its sole discretion may determine.

         SECTION 2.03. Objectives. The general objectives of the Partnership are to generate significant returns for its Partners, with a view to long-term capital appreciation; to locate, identify, analyze and invest primarily through negotiated transactions in equity or equity-linked securities of publicly-held enterprises located in the United States with market capitalizations of under $150 million and to hold, and to sell, distribute or otherwise dispose of its Portfolio Securities in accordance with this Agreement over such period as the General Partner determines to be in the best interest of the Partners; and otherwise to engage in any lawful activity for which limited partnerships may be organized under the laws of the State of Delaware in furtherance of the foregoing objectives.

         SECTION 2.04. Powers. Subject to all of the terms and provisions hereof and consistent with the investment objectives stated herein, the Partnership shall have the following powers:

             (1) to purchase, invest in and sell securities and interests in securities of every kind, nature and description, including, without limitation, capital stock, hybrid securities, partnership interests, bonds, notes, debentures, trust receipts, and other obligations, as well as rights, warrants, options or other interests to purchase securities;

             (2) to make and perform all contracts and engage in all activities and transactions necessary or advisable to carry out the purposes and objectives of the Partnership, including, without limitation, the purchase, sale, transfer, pledge and exercise of all rights, privileges and incidents of ownership or possession with respect to any Partnership asset or liability; the securing of payment of any Partnership obligation by hypothecation or pledge of Partnership assets; and the incurrence of debt and the guaranty of or becoming surety for the debts of others, subject to Section 3.14 hereof; and

             (3) otherwise to have all the powers available to it as a limited partnership under the laws of the State of Delaware.



                                   ARTICLE III

                                 GENERAL PARTNER

         SECTION 3.01. Name, Address and Subscription. The name, address and Subscription of the General Partner, and its contribution to the capital of the Partnership, as well as the amount of the aggregate Subscriptions of all Partners, are set forth in SCHEDULE A.

         SECTION 3.02. Management and Control of the Partnership. The management, policies, and control of the Partnership shall be vested exclusively in the General Partner. The

Limited Partners may, to the extent expressly provided in this Agreement, possess or exercise any of the powers, or have or act in any of the capacities permitted under Section 17-303(b) of the Delaware Act for limited partners who are deemed thereby not to participate in the control of the affairs of a limited partnership.

         SECTION 3.03. Powers. Subject to the provisions of this Agreement and consistent with the investment objectives stated herein, the General Partner shall have the power on behalf and in the name of the Partnership to carry out and implement any and all of the objectives of the Partnership set forth in
Section 2.03 and to exercise any of the powers of the Partnership set forth in
Section 2.04 including, without limitation, the power to:

             (1) open, maintain and close accounts with brokers and give instructions or directions in connection therewith;

             (2) open, maintain and close bank accounts and draw checks or other orders for the payment of money;

             (3) receive, receipt for, dispose of and manage all securities, checks, money and other property, assets or liabilities of the Partnership;

             (4) hire and fire employees, investment bankers, attorneys, accountants, consultants, custodians, contractors and other agents, and pay them compensation;

             (5) enter into, make and perform such contracts, agreements and other undertakings, and do any and all such other acts required of the Partnership with respect to its interest in any corporation, partnership, limited partnership, trust, limited liability company, association or other entity or activity, including but not limited to, entering into agreements with respect to such interests, which agreements may contain such terms, conditions and provisions as the General Partner in its sole discretion shall approve;

             (6) make all elections for the Partnership that are permitted under tax or other applicable laws, including an election under
             Section 754 of the Code; and

             (7) m aintain one or more offices and in connection therewith rent or acquire office space and do such other acts as may be advisable in connection with the maintenance of such offices.

         SECTION 3.04. Certificate of Limited Partnership. The General Partner shall file for public record with the appropriate public authorities, and, if required, publish the Certificate of Limited Partnership of the Partnership (the "CERTIFICATE") and any amendments thereto and take all such other action as may be required to preserve the limited liability of the Limited Partners in any jurisdiction in which the Partnership shall conduct operations.

         SECTION 3.05. Management Agreement. The General Partner, in the name and on behalf of the Partnership, is authorized to enter into a Management Agreement dated of even date herewith, in the form attached hereto as SCHEDULE B (the "MANAGEMENT AGREEMENT"), with Robert Fleming Inc. (the "MANAGEMENT COMPANY"), with such Management Agreement to be subject to amendment only with the consent of the Limited Partners and the limited partner of the Offshore Partnership, voting together as a single class. If for any reason the Management Agreement should terminate prior to the dissolution of the Partnership, the General Partner shall (1) promptly give written notification to the Limited Partners of such termination, (2) at the General Partner's option, either contract with another management company, in the name and on behalf of the Partnership, or arrange for the services previously provided by the Management Company to be rendered directly by the General Partner to the Partnership, and
(3) pay from Partnership funds on behalf of the Partnership the fees and expenses incurred by the Partnership in clause (2) above. The fee payable to the Management Company pursuant to the Management Agreement (the "MANAGEMENT FEE") shall be paid by the Partnership and shall not (i) be considered a distribution of profits or a return of capital to the General Partner for any purpose under this Agreement or (ii) reduce the balance in any Partner's Contributions Account, but shall constitute a Partnership expense to be taken into account in determining Net Gain or Loss pursuant to Article X hereof.

         SECTION 3.06.  Salaries.

         (a) While the Management Agreement is in effect, the General Partner, the partners of the General Partner and the members of the General Partner's general partner shall receive no salaries from the Partnership. In the event that the Management Agreement is terminated prior to dissolution and completion of liquidation of the Partnership, after the date of such termination, the partners of the General Partner and the members of the General Partner's general partner shall be entitled to receive such compensation from the Partnership as the General Partner may determine, provided that, except as otherwise approved by a majority in interest of the Limited Partners, the aggregate amount of compensation paid annually by the Partnership to any Person or Persons (under this Section 3.06(a) and clause 3 of the second sentence of Section 3.05) for services of the type previously provided to the Partnership by the Management Company shall not exceed the Management Fee for the calendar year preceding the year in which the Management Agreement was terminated.

         (b) Any partner of the General Partner and any member of the General Partner's general partner shall be permitted to receive fees, commissions or other compensation from Persons other than the Partnership; provided, however, that so long as the Management Agreement is in effect, or the services provided by the Management Company are provided by the General Partner or an Affiliate of the General Partner, neither the General Partner, nor any

(1) partner of the General Partner, (2) member of the General Partner's general partner, (3) officer, director or employee of the Management Company or (4) member of the Advisory Committee shall receive any directors' fees, consulting fees or other remuneration for services from any Portfolio Company, except reimbursement for expenses.

         SECTION 3.07.  Co-Investment with Offshore Partnership.

         (a) The General Partner also is serving as a general partner of the Offshore Partnership. It is the policy of the Partnership and the policy of the Offshore Partnership to conduct their investment activities in parallel (other than those activities involving the use of idle funds pending investment). To implement this policy, the General Partner, to the extent commercially reasonable, will:

             (1) apportion available investment opportunities between the Partnership and the Offshore Partnership in proportion to the relative amounts of capital committed to each such partnership;

             (2) cause the Partnership and the Offshore Partnership to sell or otherwise dispose of each such investment at substantially the same time and on substantially the same terms in amounts proportionate to the relative size of the investments made by the Partnership and the Offshore Partnership in the securities of that Portfolio Company; and

             (3) cause the Partnership or the Offshore Partnership to sell or buy from each other securities of Portfolio Companies, at cost, so as to maintain to the extent feasible the relationship between the capital committed to each partnership and the holdings of each partnership in the securities of each Portfolio Company if the relative amounts of capital committed to the Partnership and the Offshore Partnership, respectively, should change between the Initial Closing and the Final Closing.

         (b) The Partnership shall bear its proportionate share, based on the relative amount it invests, of all expenses incurred in connection with each investment made in parallel with the Offshore Partnership, but shall not bear any expenses incurred solely for the benefit of the Offshore Partnership.

         SECTION 3.08.  Other Activities.

         (a) The General Partner, the general partner of the General Partner and the members of the General Partner's general partner shall devote such time and effort to the activities of the Partnership as may be necessary to promote adequately the interests of the Partnership and the mutual interests of the Partners. It is specifically understood and agreed that time and effort devoted by the General Partner, the general partner of the General Partner and the members of the General Partner's general partner to the affairs of the Partnership, the Offshore Partnership, the Management Company and any other entity affiliated with the Partnership, including for this purpose any Portfolio Company, shall be considered time and effort devoted to the activities of the Partnership only to the extent it is in or not opposed to the best interests of the Partnership.

         (b) It is specifically understood and agreed that, without the prior written consent of a majority in interest of the Limited Partners of the Partnership and the limited partner of the Offshore Partnership, voting together as a single class, neither the General Partner nor the general partner of the General Partner and the members of the General Partner's general partner, shall act as a general partner or similar principal of a private equity fund formed after the date hereof to pursue an investment strategy similar to that of the Partnership (a "SUCCESSOR ENTITY") until the earlier of (1) the date on which at least 75% of the Partnership's aggregate Subscriptions has been invested, expended, committed to be invested, or reserved for future investment in entities which at such time are already Portfolio Companies or for reasonably anticipated Partnership expenses and liabilities or (2) the end of the Commitment Period. Solely for the purposes of determining whether the 75% threshold has been met, the aggregate amount reserved for future investment and for Partnership expenses and liabilities shall be subject to approval of the Advisory Committee, which approval shall not be unreasonably withheld or delayed.

         (c) Neither the Partnership nor any Partner shall by virtue of this Agreement have any right, title or interest in or to any Successor Entity.

         SECTION 3.09. Avoidance of Conflicts of Interest. The Partnership and the Offshore Partnership have adopted the following policies to deal with potential conflicts of interest.

         (a) Except for transactions that are specifically permitted under the terms and provisions of this Agreement or as otherwise approved by the Advisory Committee, the Partnership shall not engage in any investment or other financial transaction with any Partner, or any partner of any Partner, other than transactions entered into in the ordinary course of the Partnership's activities on terms no less favorable to the Partnership than are generally afforded to unrelated third parties in comparable transactions.

         (b) The partners, officers, directors, managers, members and employees of the General Partner and its general partner may invest for their own accounts in the securities of any Portfolio Company only on terms no better than those available to the Partnership, and only after the General Partner has made available to the Partnership all investment opportunities in such Portfolio Companies which come to the attention of the General Partner and its partners, except for such opportunities which the General Partner and its partners reasonably believe are not within the purposes of or appropriate for the Partnership.

         (c) The General Partner in its sole discretion may offer co-investment opportunities to Limited Partners who express an interest in co-investment opportunities in writing. Such co-investment opportunities shall be offered on terms identical or substantially similar to the Partnership, and the General Partner intends to do so when possible and appropriate. The General Partner shall not provide any investment advice to any Limited Partner with respect to any such co-investment opportunity. Any Limited Partner participating in any such co-investment opportunity shall be responsible for making its own decision as to the merits of such opportunity and the co-investment opportunity offered to any Limited Partner shall not contain a recommendation to any Limited Partner that such investment is suitable for the particular Limited Partner. The Limited Partners hereby acknowledge and agree that the General Partner may also offer to other private investors, groups, partnerships, or corporations, the right to participate in investment opportunities made available to the Partnership whenever the General Partner, in its discretion, so determines.

         (d) Each Partner agrees that any other Partner and its respective partners, officers, directors, members, managers, employees and Affiliates may invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other financial ventures and investment and professional activities of every kind and description, independently or with others and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities, whether or not such activities may conflict with any interest of the Partnership or any of the Partners (provided, that, the General Partner, the general partner of the General Partner and the members of the General Partner's general partner are further subject to Section
3.08 and the other provisions of this Section 3.09). The parties hereto expressly agree that neither the Partnership nor any Partner shall have any rights in or to activities permitted by this Section 3.09(d) or to any fees, income, profits or goodwill derived therefrom.

         SECTION 3.10. Duty of Care. It is recognized that decisions concerning investments or potential investments involve the exercise of judgment and the risk of loss. The General Partner and its partners shall exercise their best judgment in making investments on behalf of the Partnership and in carrying out their other obligations hereunder and they shall not incur any liability for effecting such investments all to the extent they are entitled to indemnification pursuant to Section 18.01 hereof. The General Partner, its partners (including each such partner's officers, directors, employees, managers, members and agents), and their Affiliates shall not be liable to the Partnership or any other Partner for honest mistakes of judgment or for losses due to such mistakes or for the negligence, whether of omission or commission, dishonesty or bad faith of any employee, broker or other agent of the Partnership selected and retained by any of them with reasonable care. The General Partner, its partners (including each such partner's officers, directors, employees, members, managers and agents), and their Affiliates shall be fully protected and justified with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice as to matters of law of legal counsel, or as to matters of accounting of accountants, or as to matters of valuation of investment bankers or appraisers, selected and retained by any of them with reasonable care.

         SECTION 3.11.  Investment Limitations.

         (a) Without the prior approval of the Advisory Committee, the Partnership shall not:

             (1)
             invest more than 15% of the aggregate Subscriptions of all Partners and subscriptions of all partners of the Offshore Partnership, in the securities of any single Portfolio Company (including, for this purpose, the outstanding balance of any indebtedness of such Portfolio Company that the Partnership has guaranteed);

             (2)
             invest more than 15% of the aggregate Subscriptions of all Partners and subscriptions of all partners of the Offshore Partnership, in companies which, at the time of such investment, do not have any equity securities traded on a Public Securities Market; and

             (3)
             purchase on a Public Securities Market Portfolio Company equity securities if the Partnership's cumulative Cost of all such purchases held by the Partnership at such time would exceed 5% of the aggregate Subscriptions of all Partners and the subscriptions of all partners of the Offshore Fund.

         (b) The Partnership shall not participate in (i) investments actively opposed by the board of directors of the potential Portfolio Company; (ii) investments in companies undergoing bankruptcy liquidations; or (iii) investments in real estate.

         (c) The General Partner shall use its best efforts to cause the Partnership to conduct its affairs in a manner that limits the Partnership's operations to investments and other related activities which, taken together, would not cause the Partnership to be treated for United States federal income tax purposes as engaged in a "trade or business within the United States," within the meaning of Section 864(b) of the Code, during any taxable year of the Partnership.
Accordingly, the Partnership shall not:


             (1)
             acquire either any direct interest in United States real estate or any other interest, including an interest in a corporation, which would be treated as a "United States real property interest" within the meaning of Section 897(c) of the Code at the time of its acquisition by the Partnership;

             (2)
             acquire an interest in any partnership, trust or other non-corporate entity, unless (A) the General Partner determines, after consultation with counsel to the Partnership, that such proposed acquisition will not cause the Partnership to be treated as engaged in a trade or business within the United States for United States tax purposes, and (B) such entity agrees to be bound contractually by restrictions substantially similar to those set forth in this Section 3.11(c);


             (3)
             acquire and dispose of securities or other assets on a regular and frequent basis with a view to realizing short-term gains from market fluctuations; provided, however, that the Partnership (A) may make temporary investments of its funds not yet invested in securities of Portfolio Companies or used to pay Partnership expenses, and (B) shall attempt to minimize the frequency of such investment transactions and otherwise to conduct such temporary investment activity in a prudent and conservative manner consistent with the Partnership's objectives as set forth in Section 2.03;

             (4)
             invest in or enter into contracts for the purchase or sale of commodities;

             (5)
             invest in options or futures, including currency futures, other than options or other contracts for the acquisition of securities of a Portfolio Company;


             (6)
             make any investment with borrowed funds; provided, however, that the limitation set forth in this Section 3.11(c)(6) shall not preclude the Partnership from borrowing on a short-term basis or guaranteeing the obligations of a Portfolio Company, each to the extent permitted by Section 3.14; or


             (7)
             engage in or hold itself out as engaging in the performance of services for compensation, or otherwise carry on directly a trade or business.

         (d) The restrictions set forth in Section 3.11(c) are intended to ensure that the activities of the Partnership will be conducted so as to avoid United States federal income taxation on the income of the Partnership allocated to the Limited Partners (other than withholding tax on dividends and certain interest payments received from United States sources). To this end, in addition to complying with the specific restrictions set forth in Section 3.11(c), the General Partner shall use its best efforts, to the extent practicable and consistent with the Partnership's investment program:


             (1)
             not to engage in any activity that would subject the income of the Partnership allocated to the Limited Partners to United States federal income taxation (other than withholding tax on dividends and certain interest payments received from United States sources); and


             (2)
             in the event that the Code or the regulations promulgated thereunder are from time to time amended so as to require additional or different restrictions on Partnership activities and investments in order to avoid such taxation, to observe such additional or different restrictions.

                  Notwithstanding the foregoing, in the event that legislative, judicial or regulatory changes occurring after the date hereof may cause Partners that are not United States Persons to become subject to United States federal, state or local income tax on their respective shares of capital gains realized by the Partnership that are not effectively connected with a trade or business within the United States, within the meaning of Section 864 of the Code, carried on by the Partnership, whether such income taxes are collected by withholding or otherwise, the preceding sentence shall not apply with respect to any such taxes.

         (e) In making temporary investments of idle Partnership funds, the General Partner shall use its best efforts to make such investments so as to minimize withholding of United States income tax at the source with respect to the shares of Partnership income and gains allocable to the Limited Partners. In this connection, the General Partner shall not invest in regulated investment companies that elect to be subject to Part I of Subchapter M of the Code.


         SECTION 3.12.  Unrelated Business Taxable Income.

         (a) The General Partner shall use its best efforts to cause the Partnership to conduct its affairs in a manner that does not cause any Limited Partner or partner of any Limited Partner exempt from income taxation pursuant to Section 501 of the Code to have any "UNRELATED BUSINESS TAXABLE INCOME" (as that term is defined in Section 512 of the Code).

         (b) The obligation of the General Partner under subsection (a) shall include, but shall not be limited to, the following:

             (1)
             The General Partner shall use best efforts to avoid taking any action which will cause any Limited Partner or partner of any Limited Partner to realize any taxable income from services performed;

             (2)
             The General Partner shall use best efforts to avoid causing any Limited Partner or partner of any Limited Partner to realize "unrelated debt-financed income" as that term is defined in Section 514(a) of the Code; and

             (3)
             The General Partner shall not cause the Partnership to acquire an interest in another partnership, trust or non-corporate entity unless the General Partner determines that such proposed acquisition could not reasonably be expected to cause any Limited Partner or partner of any Limited Partner to realize any unrelated business taxable income.

         SECTION 3.13. ERISA Matters. The General Partner shall use its best efforts to cause the Partnership to conduct its activities so that:

             (1)
             the Partnership will qualify at all times as a "VENTURE CAPITAL OPERATING COMPANY" as defined in the Plan Assets Regulations; and

             (2)
             the assets of the Partnership therefore do not constitute plan assets subject to the fiduciary standards of Part 4 of Title I of ERISA.

This Section 3.13 shall not have, or shall cease to have any force or effect if the participation of "benefit plan investors [in the Partnership] is not significant" within the meaning of the Plan Assets Regulations, or if such Regulations are no longer in effect. In the event that the General Partner were to be deemed a "FIDUCIARY" of any ERISA Limited Partner under Section 3(21) of ERISA in a manner which would make Section 406 of ERISA and Section 4975 of the Code applicable to the General Partner, then, in addition to whatever action it may take or be required to take because it was such a fiduciary, the General Partner will use best efforts to avoid the occurrence of any prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code.

         SECTION 3.14. Borrowing and Guarantees. Subject to Section 3.12, the Partnership may engage in borrowing, but only on a short-term basis pending its receipt of Additional Capital Contributions from the Partners. The Partnership may guarantee the indebtedness of any

Portfolio Company; provided, however, that except with the consent of the Advisory Committee, the total amount guaranteed by the Partnership at any one time with respect to all Portfolio Companies shall not exceed 10% of the aggregate Subscriptions of all Partners.



                                   ARTICLE IV

                                LIMITED PARTNERS

         SECTION 4.01. Names, Addresses and Subscriptions. The names and addresses of the Limited Partners and their respective Subscriptions are set forth in SCHEDULE A hereto. SCHEDULE A shall be amended from time to time to reflect any change in the identity or Subscription of any Partner or the aggregate Subscriptions of all Partners made in accordance with this Agreement, and no such revision shall constitute an amendment of this Agreement.

         SECTION 4.02. Limited Liability. The liability of each of the Limited Partners to the Partnership shall be limited to any unpaid capital contributions which it agreed to make to the Partnership, except as otherwise provided under the Delaware Act. The Partners acknowledge and agree that the Management Fee shall be payable by the Partnership out of Partnership assets and will not be paid directly by the Partners to the Management Company.

         SECTION 4.03.  No Control of Partnership; Other Limitations.

         (a) No Limited Partner, in its capacity as such, shall take any part in the control of the affairs of the Partnership, or undertake any transactions on behalf of the Partnership, or have any power to sign for or to bind the Partnership.

         (b) No Limited Partner shall have the right or power to: (1) withdraw or reduce its contribution to the capital of the Partnership except as a result of the dissolution of the Partnership (provided that Limited Partners shall have no right to withdraw or reduce their contributions on dissolution of the Partnership to the extent that the Partnership requires funds to pay its creditors) or as otherwise provided herein; (2) cause the termination and dissolution of the Partnership, other than the right specified in Section 13.03; or (3) demand or receive property other than cash in return for its contribution except as otherwise provided herein.

         SECTION 4.04. Death, Dissolution or Bankruptcy. The death, incompetence, bankruptcy, liquidation or dissolution of a Limited Partner shall not result in the termination of the Partnership, but the rights of such Limited Partner under this Agreement shall accrue to such Limited Partner's successor, estate or legal representative. Except as expressly provided in this Agreement, no other event affecting a limited partner (including but not limited to insolvency) shall affect this Agreement.

                                    ARTICLE V

                            EXPENSES; MANAGEMENT FEE

         SECTION 5.01. Organizational Expenses. Upon execution of this Agreement, the Partnership shall reimburse the General Partner for all reasonable expenses incurred by the General Partner and its Affiliates that are attributable to the organization of the Partnership and the sale of interests in the Partnership to the Limited Partners; PROVIDED, HOWEVER, that the organizational expenses of the Partnership and the Offshore Partnership shall not exceed $500,000 in the aggregate. The General Partner shall allocate such organizational expenses to the Partnership or the Offshore Partnership to the extent such expenses can be reasonably attributed to one of such funds and not the other. The remaining organizational expenses shall be allocated between the Partnership and the Offshore Partnership in proportion to their respective total Subscriptions. Any such expenses shall be paid by the Partnership and shall not reduce the balance in any Partner's Contributions Account. Neither the Partnership nor any Limited Partner shall be responsible for paying any syndication, brokerage, placement or similar fee required to be paid to Merrill Lynch & Co. on behalf of any Limited Partner. Such fees, if any, shall be paid by the General Partner or an Affiliate thereof.

         SECTION 5.02. Management Fee. The Partnership shall pay semi-annually in advance to the Management Company a Management Fee at the rate of (i) for the period commencing on the date of the Initial Closing until the end of the Commitment Period, 1.75% per year of the aggregate Subscriptions of all Partners, and (ii) for the remainder of the term hereof, 1.75% per year of the total Cost of Portfolio Company securities held by the Partnership at the end of the immediately preceding fiscal year, subject, in each case, to the terms and conditions of the Management Agreement.

         SECTION 5.03. Operating Expenses. The Management Company shall bear all routine, normal operating expenses associated with the duties and services to be rendered to the Partnership under the Management Agreement, as provided in the Management Agreement. The Partnership shall reimburse the General Partner, upon demand, for all reasonable expenses incurred by the General Partner in discharging its responsibilities to the Partnership, and all other expenses of the Partnership shall be borne by the Partnership.



                                   ARTICLE VI

                               ADVISORY COMMITTEE

         SECTION 6.01. Appointment and Vacancies. The Partnership and the Offshore Partnership shall have the same advisory committee (to be formed after the date of the Initial Closing) which shall consist of at least three members and no more than five members appointed by the General Partner and who shall be designees of the Limited Partners and the limited partner of the Offshore Partnership (the "ADVISORY COMMITTEE"). The General Partner may remove any member of the Advisory Committee at any time, with or without cause, and may fill any vacancy resulting from any removal or resignation from the Advisory Committee.

         SECTION 6.02. Meetings. The Advisory Committee shall meet at such times and from time to time as the General Partner or a majority of the members of the Advisory Committee may determine. The General Partner shall provide notice of each meeting to the members of the Advisory Committee. Members of the Advisory Committee shall receive from the Partnership and the Offshore Partnership reimbursement for any expenses incurred, at the direction of the General Partner, in connection with performing their duties hereunder, with any such reimbursement to be borne by the Partnership and the Offshore Partnership pro rata in proportion to their respective aggregate capital commitments.

         SECTION 6.03. Duties. To the extent permitted under Section 17-303 of the Delaware Act for Persons that do not thereby become liable to any party as general partners of the Partnership, the functions of the Advisory Committee shall be to resolve potential conflicts of interest as outlined in Section 3.09, to review and approve proposed Partnership investments to the extent required by
Section 3.11 and to review certain valuations of Partnership assets.

         SECTION 6.04. Voting; Rules and Procedures. All approvals, disapprovals, vetoes and other actions taken by the Advisory Committee shall be authorized by a majority of its members then holding office. The Advisory Committee shall have the authority to adopt rules and procedures, not inconsistent with this Agreement, relating to the conduct of its affairs.

         SECTION 6.05. Duty of Care. The members of the Advisory Committee shall exercise their best judgment in carrying out their functions for the Partnership. No member of the Advisory Committee shall be liable to the Partnership or any Partner for any loss suffered by the Partnership or any Partner which arises out of any action or omission of such member, provided that
(1) such member determined, in good faith, that such course of conduct was in, or not opposed to, the best interest of the Partnership and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Person's conduct was unlawful, and (2) such course of conduct did not constitute gross negligence or willful misconduct of such member. The Advisory Committee and each member thereof shall be fully protected and justified with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice as to matters of law of legal counsel, or as to matters of accounting of accountants, or as to matters of valuation of investment bankers or appraisers, selected by any of them with reasonable care. In addition, each member of the Advisory Committee shall be entitled to indemnification by the Partnership to the extent provided in Article XVIII hereof.

                                   ARTICLE VII

                           ADDITIONAL LIMITED PARTNERS

         SECTION 7.01. Additional Subscriptions Within 180 Days After Initial Closing. Subject to the provisions of this Agreement, during the period commencing on the date of the Initial Closing until and through the date that is 180 days thereafter (the "FINAL CLOSING"), the General Partner is authorized, but not obligated, to accept from time to time additional Subscriptions from the Partners and to select and admit other Persons to the Partnership as additional Limited Partners. Any such additional Subscriptions shall be accepted and any such additional Limited Partners shall be admitted to the Partnership only if:
(a) such Partner or additional Limited Partner contributes or pays on or before the date of its additional Subscription or admission, all amounts required by
Section 8.05 hereof; (b) no distribution has been made by the Partnership to the Partners pursuant to Article XI prior to the date of such Partner's additional Subscription or such additional Limited Partner's admission other than a distribution described in Sections 8.05 and 11.06; and (c) after such admission or the acceptance of such additional Subscriptions, the sum of the aggregate Subscriptions of all Partners and the aggregate capital commitments of all partners of the Offshore Partnership to the Offshore Partnership does not exceed $250 million.

         SECTION 7.02. Accession to Agreement. Each Person who is to be admitted as an additional or substitute Limited Partner pursuant to this Agreement shall accede to this Agreement by executing, together with the General Partner, a counterpart signature page to this Agreement providing for such admission, which shall be deemed for all purposes to constitute an amendment to this Agreement providing for such admission but shall not require the consent or approval of any other Partner. In addition, the General Partner shall make any necessary filings with the appropriate governmental authorities and take such actions as are necessary under applicable law to effectuate such admission. The admission of additional or substitute Limited Partners to the Partnership shall be effective upon the execution of the necessary counterpart signature page to this Agreement or such later effective date as is set forth in any instrument executed by the General Partner and any newly-admitted Partner. The General Partner shall cause SCHEDULE A to be amended from time to time, without the consent of any other Partner, to reflect any changes in the Subscriptions or identity of any Partner, the aggregate Subscriptions of all Partners including any increase in the Subscription of the General Partner if accepted contemporaneously with the acceptance of additional Subscriptions from the Limited Partners, or the admission of Limited Partners.



                                  ARTICLE VIII

                           CAPITAL OF THE PARTNERSHIP

         SECTION 8.01.  Capital Contributions.

         (a) The capital of the Partnership shall consist initially of the initial capital contributions of the Partners, as set forth in SCHEDULE A, which amount shall equal in the aggregate 10% of each Partner's Subscription. Notwithstanding the foregoing, if the provisions of Section 3.13 apply to the Partnership, the initial capital contribution of any ERISA Partner shall be deferred until such time as such ERISA Partner is permitted to make such initial capital contribution under ERISA (i.e., until the Partnership makes its first investment in a portfolio company with respect to which the Partnership has "management rights" as defined in the Plan Assets Regulations). In addition, each Partner shall make additional contributions to the capital of the Partnership ("ADDITIONAL CAPITAL CONTRIBUTIONS"), upon no less than 10 days' prior written notice from the General Partner, so as to increase the aggregate amount of its contributions to the Partnership to an amount equal to such Partner's Subscription. Each such notice shall set forth the date on which the related Additional Capital Contribution is due and shall include a general description of the purposes and uses for which the Additional Capital Contributions are being called including, for example, the payment of Partnership expenses (including the Management Fee) and the purchase of Portfolio Securities; provided that the General Partner shall not be required to identify the purposes and uses of 100% of any Additional Capital Contribution or be required to identify the name of any particular Portfolio Company or proposed Portfolio Company. The amount of capital required to be contributed by each Partner on each occasion of an Additional Capital Contribution shall be computed by the General Partner so that each Partner's Additional Capital Contribution bears the same relationship to the aggregate Additional Capital Contributions to be made on such occasion as such Partner's Subscription bears to the aggregate Subscriptions of all Partners. All calls for contributions of additional capital by the Partners and the partners of the Offshore Partnership to their respective partnerships shall be made on an as-needed basis at the same times and on substantially the same terms. All capital contributions shall be made in cash in United States dollars.

         (b) From and after the end of the Commitment Period (as defined below), the Limited Partners shall be released from any obligation to make Additional Capital Contributions as provided for in Section 8.01(a) except to the extent necessary to (i) pay the expenses and liabilities of the Partnership, including the Management Fee, (ii) complete investments by the Partnership in respect of transactions committed to by the Partnership prior to the end of the Commitment Period and (iii) make follow-on investments in Portfolio Companies provided that the aggregate amount of such follow-on investments shall not exceed 20% of the aggregate Subscriptions of all Partners. The "COMMITMENT PERIOD" shall commence on the date of the Initial Closing and shall end on the fourth anniversary date of the Initial Closing; provided, that, if Robert L. Burr and any one of Christopher M.V. Jones, Eytan M. Shapiro and Timothy R.V. Parton are no longer active in the affairs of the Partnership and the General Partner does not replace such Persons within 60 days thereafter with investment manager(s) acceptable to a majority in interest of the Limited Partners, then the Limited Partners, by vote of two-thirds in interest of the Limited Partners taken within 45 days after the end of such 60 day period, may cause the Commitment Period to end prior to the fourth anniversary of the date of the Initial Closing (provided that the limited partner of the Offshore Partnership simultaneously causes the commitment period of the Offshore Partnership to end).

         (c) The General Partner may at any time, by written notice to the Limited Partners, terminate in whole or in part the obligation of the Partners to make Additional Capital Contributions and, upon the giving of such notice, the obligation of the Partners to make such contributions shall terminate to the extent specified in such notice. Any partial termination of the outstanding obligations of the Partners to make Additional Capital Contributions shall be accomplished by terminating in part the obligations of all Partners, pro rata in proportion to their respective Subscriptions. The General Partner shall not cause any termination of the Partners' obligation to make Additional Capital Contributions unless a substantially equivalent termination occurs contemporaneously with respect to the obligations of the partners of the Offshore Partnership to make additional capital contributions to the Offshore Partnership. In the event that the General Partner terminates, in whole or in part, the obligations of the Partners to make Additional Capital Contributions, each Partner's Subscription shall be reduced accordingly as of the date that written notice of such termination is delivered to the Partners.

         SECTION 8.02.  Failure to Make Additional Capital Contributions.

         (a) In the event that any Partner fails to pay any amount which it is required to pay to the Partnership on or before the date when such amount is due and payable, it shall be deemed to be in default hereunder (a "DEFAULTING PARTNER") and a notice of default shall be given to it by express courier service, facsimile transmission, air mail or certified or registered mail.

         (b) If the full amount of such payment is not received by the Partnership within 45 days after the delivery of such notice, as liquidated and agreed upon current damages for such default (it being agreed that it would be difficult or impossible to fix the actual damages), the Partnership shall have the option, exercisable by the General Partner in its sole discretion by mailing notice thereof to the Defaulting Partner, to reduce each of the Defaulting Partner's Contributions Account and Capital Account established pursuant to Sections 9.01 and 9.02, respectively, by an amount equal to 50% of such Defaulting Partner's Subscription at the time of the default (the "DEFAULT CHARGE"). The amount of any Default Charge levied upon a Defaulting Partner shall immediately become unrestricted monies of the Partnership and shall be allocated to and among the respective Contributions Accounts of the non-defaulting Partners in such proportion as the Contributions Account of each such non-defaulting Partner then bears to the sum of the Contributions Accounts of all non-defaulting Partners; and to and among the respective Capital Accounts of the non-defaulting Partners in such proportion as the Capital Account of each such non-defaulting Partner then bears to the sum of the Capital Accounts of all non-defaulting Partners. For purposes of the preceding sentence: (1) the amount by which a Defaulting Partner's Contributions Account or Capital Account is reduced shall in no case exceed the positive balance in such Defaulting Partner's Contributions Account or Capital Account, respectively, immediately before the reduction; (2) if either of the Capital Account or the Contributions Account of the Defaulting Partner otherwise would be reduced below zero by the imposition of the full amount of any Default Charge, such account shall be reduced to zero and any excess of the full amount of the Default Charge over the positive balance in such account immediately before such reduction shall be carried over and applied to reduce the balance in such account at such subsequent time or times as such account has a positive balance; and (3) any increase in the Capital Accounts or Contributions Accounts of non-defaulting Partners as the result of the imposition of a Default Charge shall occur only at such time or times as the corresponding reductions in the Defaulting Partner's accounts occur.

         (c) Notwithstanding anything to the contrary set forth in this Agreement, (1) any Defaulting Partner that does not make full payment to the Partnership of all amounts due and payable to the Partnership on or before the date that is 45 days after notice of a default was mailed to such Partner as provided in Section 8.02(a) shall not receive any distributions from the Partnership until such time as the Partnership makes its final liquidating distribution pursuant to Article XIV; and (2) any distributions that otherwise would be made to a Defaulting Partner during such 45-day period shall be made to such Defaulting Partner at the end of such 45-day period if, before the end of such period, the Defaulting Partner has paid to the Partnership all amounts then due and payable.

         (d) The application of the aforesaid liquidated damages provision shall not relieve any Defaulting Partner of such Partner's obligation to make all subsequent Additional Capital Contributions when due unless the General Partner, in its sole discretion, determines that no further Additional Capital Contribution shall be accepted from the Defaulting Partner and notifies such Defaulting Limited Partner in writing. As of the date that such notice is sent to the Defaulting Partner, such Defaulting Partner's Subscription shall be reduced by an amount equal to the excess of such Defaulting Partner's original Subscription over the aggregate paid-in capital contributions of such Defaulting Partner. In the event that the balances in each of the Capital Account and the Contributions Account of any Defaulting Partner have been reduced to zero and either (1) each Partner (other than any Defaulting Partner) has contributed to the Partnership the full amount of such Partner's Subscription, or (2) the General Partner has determined that such Defaulting Partner shall not be permitted to make any subsequent Additional Capital Contribution to the Partnership, such Defaulting Partner's interest in the Partnership shall be extinguished completely and the Partnership shall have no further obligation of any nature to such Person. Except as expressly set forth herein, no Partner may contribute to the Partnership less than the full amount of such Partner's Subscription.

         SECTION 8.03. No Interest or Withdrawals. No interest shall accrue on any capital contribution made by a Partner, and no Partner shall have the right to withdraw or to be repaid any of its capital contributions so made, except as specifically provided in this Agreement.

         SECTION 8.04. Minimum Capital Contribution of the General Partner. The General Partner shall contribute capital the Partnership at such times and in such amounts as necessary to ensure that the paid-in capital contributions of the General Partner are at all times equal in the aggregate to at least 1.01% of the paid-in capital contributions of the Limited Partners at such times.

         SECTION 8.05. Contributions and Payments on Admission of Additional
                       Limited Partners

         (a) Upon the admission of any additional Limited Partner in accordance with Section 7.01 hereof: (i) the General Partner shall amend or supplement Schedule A hereto to reflect the name, address and Subscription of such additional Limited Partner; (ii) the Subscription of any such additional Limited Partner shall be included thereafter in the Partnership's aggregate Subscriptions; and (iii) the Subscription of the General Partner shall be increased (if necessary) to the amount then required by Section 8.04.

         (b) Each additional Limited Partner shall pay to the Partnership, by wire transfer of immediately available funds, on the date of its admission as a Limited Partner the following amounts (which amounts in clause (ii) and (iii) shall not constitute part of the Additional Capital Contributions of such additional Limited Partner):

              (i) a capital contribution representing the same percentage of its Subscription as the percentage which each other Partner has been required to contribute of its Subscription prior to such date (treating, for this purpose, any amounts previously returned to any Partner pursuant to Section 8.05(c)(i), and any amount required to be so returned upon the admission of such additional Limited Partner, as if such amounts had not been previously contributed by such previously admitted Partner);

              (ii) an amount equal to interest that would have been earned if the dollar amount of such additional Limited Partner's proportionate share of the capital contributions previously used to make investments in Portfolio Companies (unless in the discretion of the General Partner there has been a material change or significant event relating to a Portfolio Company which would justify a different amount), had been invested at an interest rate equal to the Prime Rate plus two percent (2%) per annum, compounded annually, for the period from such investment to the date of such additional Limited Partner's admission to the Partnership; and


              (iii) an additional amount equal to the interest that would have been earned if the dollar amount of the additional payment of the Management Fee made by the Partnership to the Management Company at the time of the admission of such additional Limited Partner that is attributable to the Partnership's acceptance of such Limited Partner's initial Subscription had been invested at an interest rate equal to the Prime Rate per annum, compounded annually, for the period from the Initial Closing to the date of the admission of such additional Limited Partner. The Partnership shall remit such additional amounts to the Management Company as provided in
                     Section 5.02.

         (c) Upon the admission of an additional Limited Partner, the Partnership shall distribute to the Partners (other than any Limited Partners admitted on such admission date):

              (i) an amount equal to such additional Partner's proportionate share of the capital contributions previously used to make investment in Portfolio Companies, which shall be apportioned among such previously admitted Limited Partners, in proportion to their respective contributions and shall increase on a dollar-for-dollar basis the Additional Capital Contributions required to be made by each Partner pursuant to Section 8.01 and correspondingly decrease each such Partner's Contributions Account; and

              (ii) an amount equal to the additional payment made by such additional Limited Partner pursuant to Section 8.05(b)(ii), which shall not increase the Additional Capital Contributions required to be made by any Partner pursuant to Section 8.01.

         (d)  Each Partner acknowledges and agrees that the intent of this
Section 8.05 is to allow such additional Limited Partner to obtain an indirect interest (based on relative Subscriptions) in each investment in a Portfolio Company previously made by the Partnership at the time such additional Limited Partner makes such initial capital contribution and to cause each additional Limited Partner to bear its proportionate additional share of the Management Fee paid prior to the acceptance of such additional Limited Partners, in each case in exchange for the payments required under this Section 8.05. Subject to the foregoing, each additional Limited Partner shall be treated in all respects as if it had been an original Limited Partner of the Partnership, and shall be subject to all of the obligations of the Limited Partners hereunder including, without limitation, the obligation to make all Additional Capital Contributions required by Section 8.01.

         (e) For purposes of the provisions of Sections 8.05(b)(ii) and 8.05(b)(iii), the acceptance of additional Subscriptions after the Initial Closing from any existing Limited Partner that was originally admitted as a Limited Partner prior to the Final Closing shall not be treated as an admission of an additional Limited Partner if and to the extent that such additional Subscription results from the original terms or formula by which such existing Limited Partner's Subscription was calculated and is made in order to allow such Limited Partner to maintain its relative Subscription as a percentage of the aggregate Subscriptions of all Partners. Accordingly, no such existing Limited Partner shall be required to make any additional payments pursuant to clauses (ii) or (iii) of Section 8.05(b). Similarly, if the initial capital contribution of any ERISA Partner is deferred pursuant to
Section 8.01, such ERISA Partner shall not be required to make any additional payments pursuant to clauses (ii) or (iii) of Section 8.05(b) when it makes that initial capital contribution, and no interest shall be paid by the Partnership to the Management Company with respect to any resulting deferred payment of the Management Fee. Any previously-admitted Limited Partner that (i) is not described in either of the three preceding sentences and (ii) increases its Subscription after the Initial Closing shall be treated as an additional Limited Partner with respect to such increase only, for purposes of Sections 8.05(a) and 8.05(b).

         (f) Solely for tax purposes, each Limited Partner that is not an additional Limited Partner shall be deemed to have sold a proportionate part of its interest in the Partnership to the additional Limited Partner for a purchase price equal to the amount distributed to such Limited Partner pursuant to
Section 8.05(c) upon the admission of an additional Limited Partner.



                                   ARTICLE IX

                                    ACCOUNTS

         SECTION 9.01. Contributions Accounts. There shall be established on the books of the Partnership a capital contributions account ("CONTRIBUTIONS ACCOUNT") for each Partner which shall consist of such Partner's initial capital contribution to the Partnership made pursuant to this Agreement, (a) increased by (1) any Additional Capital Contributions made by such Partner, and (2) any part of a Default Charge added to the Contributions Account of such Partner pursuant to Section 8.02; and (b) decreased by (1) any Default Charge subtracted from the Contributions Account of such Partner pursuant to Section 8.02 and (2) any distributions pursuant to Section 8.05(c)(i). Except as provided in the preceding sentence, a Partner's Contributions Account shall not be reduced on account of any distributions of capital to such Partner or for any other reason.

         SECTION 9.02. Capital Accounts. There shall be established on the books of the Partnership a capital account ("CAPITAL ACCOUNT") for each Partner that shall consist of such Partner's initial capital contribution to the Partnership made pursuant to this Agreement, (a) increased by (1) any Additional Capital Contributions made by such Partner, (2) any part of a Default Charge added to the Capital Account of such Partner pursuant to Section 8.02, and (3) any amounts from time to time added to the Capital Account of such Partner pursuant to Article X; (b) decreased by (1) any distributions made to such Partner including pursuant to Section 8.05(c)(i), (2) any Default Charge subtracted from the Capital Account of such Partner pursuant to Section 8.02, and (3) any amounts subtracted from the Capital Account of such

Partner pursuant to Article X; and (c) otherwise adjusted in accordance with the tax accounting principles set forth in Treasury Regulations Section 1.704-1(b)(2)(iv). For these purposes, Net Gain allocated to any Partner shall be added to, and Net Loss and Loss Items so allocated shall be subtracted from, such Partner's Capital Account.

         SECTION 9.03. Accounting for Distributions in Kind. For purposes of maintaining Capital Accounts when Partnership property is distributed in kind,
(a) the Partnership shall treat such property as if it had been sold for its fair market value on the date of distribution as determined in accordance with
Article XII; (b) any difference between the fair market value of such property as so determined and the Cost of such property shall constitute Net Gain or Loss attributable to such distribution and shall be allocated to the Capital Accounts of the Partners pursuant to Article X; and (c) all property distributed in kind by the Partnership to a Partner shall be debited to that Partner's Capital Account at the fair market value of such property on the date of distribution (net of any liabilities secured by such distributed property that such Partner is considered to assume or take subject to under Section 752 of the Code).

         SECTION 9.04. Compliance With Treasury Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704(b) of the Code and Treasury Regulations Section 1.704- 1(b), and shall be interpreted and applied in a manner consistent with such regulations. In the event that the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such regulations, the General Partner may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Partner pursuant to Articles XI or XIV hereof.



                                    ARTICLE X

                                   ALLOCATIONS

         SECTION 10.01. General. Partnership income, gain, loss, deductions and expenses shall be allocated to the Capital Accounts of the Partners in accordance with this Article X.

         SECTION 10.02. Net Gain. As of the end of each fiscal year of the Partnership and after giving effect to the special allocations set forth in Sections 10.05 and 10.06, the Net Gain (if any) of the Partnership for such fiscal year shall be allocated to the Capital Accounts of the Partners as follows:

         (a) First, to all Partners, in proportion to the amounts of Net Loss (if any) previously allocated to each such Partner pursuant to Section 10.03(d) and not offset by prior allocations of

Net Gain made pursuant to this Section 10.02(a), an amount of Net Gain equal to the aggregate amount of such Net Loss;

         (b) Second, to the extent of any Net Gain remaining after allocations pursuant to Section 10.02(a), to all Partners, in proportion to each Partner's respective 8% Preferential Return Allocation, an amount of Net Gain equal to the aggregate amount of such 8% Preferential Return Allocations;

         (c) Third, to the extent of any Net Gain remaining after allocations pursuant to Sections 10.02(a) and 10.02(b):

                     (1)
                     if the Partnership is not in an 8% Payback Period, 100% to all Partners in proportion to their respective Contributions Accounts; and

                     (2)
                     if the Partnership is in an 8% Payback Period, 100% to the General Partner until the General Partner has received additional allocations of Net Gain pursuant to this Section 10.02(c)(2) and Sections 10.02(d) and 10.06 (net of
                     offsetting allocations of Net Loss and Loss Items) equal in the aggregate to its 20% Subordinate Gain Allocation; and

         (d) Fourth, to the extent of any Net Gain remaining after allocations pursuant to Sections 10.02(a), 10.02(b) and 10.02(c), 80% to all Partners in proportion to their respective Contributions Accounts and 20% to the General Partner.

         SECTION 10.03. Net Loss. As of the end of each fiscal year of the Partnership and after giving effect to the special allocations set forth in Sections 10.05 and 10.06, the Net Loss (if any) of the Partnership for such fiscal year shall be allocated to the Capital Accounts of the Partners as follows:

         (a) First, to all Partners, in proportion to the respective amounts of Net Gain (if any) previously allocated to each such Partner pursuant to Section 10.02(d) and not offset by prior allocations of Net Loss made pursuant to this
Section 10.03(a) or Loss Items pursuant to Section 10.05, an amount of Net Loss equal to the aggregate amount of such Net Gain (if any).

         (b) Second, to the extent of any Net Loss remaining after allocations pursuant to Section 10.03(a):

                     (1)
                     to the General Partner, an amount of Net Loss equal to the aggregate amount of Net Gain previously allocated to the General Partner pursuant to

                     Section 10.02(c)(2) and not offset by prior allocations of Net Loss made pursuant to this Section 10.03(b)(1) or Loss Items pursuant to Section 10.05; and then

                     (2)
                     to all Partners, in proportion to the respective amounts of Net Gain (if any) previously allocated to each Partner pursuant to Section 10.02(c)(1) and not offset by prior allocations of Net Loss made pursuant to this Section 10.03(b)(2) or Loss Items pursuant to Section 10.05, an amount of Net Loss equal to the aggregate amount of such Net Gain.

         (c) Third, to the extent of any Net Loss remaining after allocations pursuant to Sections 10.03(a) and 10.03(b), to all Partners, in proportion to the respective amounts of Net Gain (if any) previously allocated to each Partner pursuant to Section 10.02(b) and not offset by prior allocations of Net Loss made pursuant to this Section 10.03(c) or Loss Items pursuant to Section 10.05, an amount of Net Loss equal to the aggregate amount of such Net Gain.

         (d) Fourth, to the extent of any Net Loss remaining after allocations pursuant to Section 10.03(a), 10.03(b) and 10.03(c), to all Partners in proportion to their respective Contributions Accounts.

         SECTION 10.04. Distributions in Kind. Net Gain or Loss attributable to a distribution of Partnership property in kind shall be allocated, immediately prior to the time such distribution is made, to the Partners' Capital Accounts on the same basis as an equivalent amount of Net Gain or Loss would be allocated for a hypothetical fiscal year ending immediately prior to such distribution. For this purpose, there shall be taken into account any Net Gain or Loss attributable to distributions in kind previously made during the fiscal year, but there shall not be taken into account other items of Partnership income, gain, loss or deduction realized or incurred since the end of the prior fiscal year (such items being taken into account and allocated to Partners' Capital Accounts as Net Gain, Net Loss or Loss Items only at the end of the fiscal year in which they are realized or incurred).

         SECTION 10.05.  Operational Rules.

         (a) If, for any fiscal period, Net Gain is available to be allocated to the Partners but (1) an allocation of all of such Net Gain pursuant to
Section 10.02 for such fiscal period would not be sufficient to provide each Partner with such Partner's full 8% Preferential Return Allocation for such fiscal period, and (2) any allocation of Net Gain for any prior fiscal period has been made pursuant to Sections 10.02(c)(2) or 10.02(d) but not previously offset by allocations of Net Loss pursuant to Sections 10.03(a) or 10.03(b)(1) or Loss Items pursuant to this Section 10.05, then:

                     (A)
                     Loss Items for such fiscal period shall be allocated (subject to the remainder of this Article X) to all Partners, in proportion to the respective amounts of Net Gain previously allocated to each such Partner pursuant to Sections 10.02(c)(2) or 10.02(d) and not previously offset by allocations of Net Loss made pursuant to Sections 10.03(a) or 10.03(b)(1) or Loss Items pursuant to this
                     Section 10.05, in an aggregate amount equal to the lesser of the aggregate amount of such Loss Items or the aggregate amount of such Net Gain, with such Loss Items allocated among the Partners to offset such allocations of Net Gain in the order in which such allocations of Net Gain previously were made; and

                     (B)
                     the Net Gain of the Partnership for such fiscal period, determined solely for this purpose by excluding all Loss Items specially allocated pursuant to this Section 10.05 with respect to such fiscal period, shall then be allocated pursuant to Section 10.02.

         (b) If, for any fiscal period which is an 8% Payback Period, Net Gain is available to be allocated to the Partners but (1) an allocation of all of such Net Gain pursuant to Section 10.02 for such fiscal period would be insufficient to provide the General Partner with its full 20% Subordinate Gain Allocation, and (2) any allocation of Net Gain for any prior fiscal period has been made pursuant to Section 10.02(d) but not previously offset by allocations of Net Loss pursuant to Section 10.03(a) or Loss Items pursuant to this Section 10.05, then:

                     (A)
                     Loss Items for such fiscal period shall be allocated (subject to the remainder of this Article X) to all Partners, in proportion to the respective amounts of Net Gain previously allocated to each such Partner pursuant to
                     Section 10.02(d) and not previously offset by allocations of Net Loss made pursuant to Section 10.03(a) or Loss Items pursuant to this Section 10.05, in an aggregate amount equal to the lesser of the aggregate amount of such Loss Items or the aggregate amount of such Net Gain, with such Loss Items allocated among the Partners to offset such allocations of Net Gain in the order in which such allocations of Net Gain previously were made; and

                     (B)
                     the Net Gain of the Partnership for such fiscal period, determined solely for this purpose by excluding all Loss Items specially allocated pursuant to this Section 10.05 with respect to such fiscal period, shall then be allocated pursuant to Section 10.02.

         SECTION 10.06. Regulatory Allocations. The following provisions are included in order to comply with tax rules set forth in the Code and to permit the Partnership to obtain the benefits of a "SAFE HARBOR" provided by Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

         (a) If and to the extent that any allocation of Net Loss or Loss Items (or portion thereof) to any Partner would cause such Partner's Capital Account to be negative by an amount which exceeds such Partner's Restoration Amount then such loss (or portion thereof) shall be allocated first to the Capital Accounts of the other Partners in proportion to the positive balances in their respective Capital Accounts until all such Capital Accounts are reduced to zero, then to the Capital Accounts of Partners with Restoration Amounts, in proportion to their respective Restoration Amounts, until each such Partner's Capital Account is negative by an amount equal to such Partner's Restoration Amount, and then to the Capital Account of the General Partner; provided that an allocation pursuant to this Section 10.06(a) shall be made only if and to the extent that the deficit in such Partner's Capital Account would exceed such Partner's Restoration Amount after all allocations provided for in this Article X have been made tentatively as if Section 10.06 hereof were not included in this Agreement.

         (b) If any Partner unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4),
(5) or (6), and such adjustment, allocation or distribution causes such Partner to have a deficit balance in such Partner's Capital Account that exceeds such Partner's Restoration Amount or would further reduce a balance in such Partner's Capital Account that is already negative by an amount which exceeds such Partner's Restoration Amount, there shall be allocated to such Partner items of income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income, and gain for such fiscal period) in an amount and manner sufficient to eliminate such Partner's deficit Capital Account balance, to the extent required by Treasury Regulations Section 1.704-1(b)(2)(ii)(d), as quickly as possible, provided that an allocation pursuant to this Section 10.06(b) shall be made only if and to the extent that the deficit in such Partner's Capital Account would exceed such Partner's Restoration Amount after all allocations provided for in this Article X have been made tentatively as if this Section 10.06(b) were not included in this Agreement. The foregoing sentence is intended to constitute a "QUALIFIED INCOME OFFSET" provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), and shall be interpreted and applied in all respects in accordance with that Section.

         (c) In the event that any Partner has a negative Capital Account at the end of any Partnership fiscal year which is in excess of such Partner's Restoration Amount, there shall be allocated to such Partner items of Partnership income (including gross income) and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this
Section 10.06(c) shall be made only if and to the extent that the deficit in such Partner's Capital Account would exceed such Partner's Restoration Amount after all allocations provided for in this Article X have been made tentatively as if Section 10.06(b) hereof and this Section 10.06(c) were not included in this Agreement.

         (d) To the extent that an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

         (e) The allocations set forth in Sections 10.06(a), 10.06(b), 10.06(c) and 10.06(d) hereof (the "REGULATORY ALLOCATIONS") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1(b). Notwithstanding any other provisions of this Article X (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating subsequent Net Gain, Net Loss, Loss Items and items of income, gain, loss and deduction among the Partners so that, to the extent possible, the net amount of such allocations of subsequent Net Gain, Net Loss, Loss Items and other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner pursuant to the provisions of this Article X if the Regulatory Allocations had not occurred.

        For purposes of applying the foregoing sentence, allocations pursuant to this Section 10.06(e) shall be made with respect to allocations pursuant to
Section 10.06(d) only to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, if allocations to the General Partner include or are affected by Regulatory Allocations or allocations pursuant to this Section 10.06(e) intended to offset such Regulatory Allocations, the General Partner, after consulting with the Partnership accountants and other advisors, shall have discretion to make such adjustments to subsequent 20% Subordinate Gain Allocations as the General Partner deems reasonably necessary or appropriate to effectuate the economic arrangements of the Partners.

         (f)  Subject only to the "QUALIFIED INCOME OFFSET" provisions of
Section 10.06(b) hereof, the General Partner shall be allocated at least 1% of each material item of Partnership income, gain, loss, deduction or credit at all times during the existence of the Partnership. To the extent that any allocation is made pursuant to this Section 10.06(f), such allocation shall be treated as a Regulatory Allocation for purposes of Section 10.06(e); PROVIDED, HOWEVER, that in the event of any conflict between Section 10.06(e) and this Section 10.06(f), this Section 10.06(f) shall govern.

         SECTION 10.07.  Adjustments to Reflect Changes in Interests.

         (a) Notwithstanding the foregoing but subject to Section 10.07(b), with respect to any fiscal period during which any Partner's interest in the Partnership changes, whether by reason of the admission of a Partner, the withdrawal of a Partner, a non-pro rata contribution of capital to the Partnership or any other event described in
Section 706(d)(1) of the Code and regulations issued thereunder, allocations of Net Gain, Net Loss and Loss Items shall be adjusted appropriately to take into account the varying interests of the Partners during such period. The General Partner shall consult with the Partnership's accountants and other advisors and shall select the method of making such adjustments, which method shall be used consistently thereafter.

         (b) If any Person is admitted to the Partnership (or the Subscription of any existing Partner is increased) after the Initial Closing in accordance with the provisions of this Agreement, the General Partner shall adjust the allocations otherwise provided for in this Article X of Net Gain or Loss and Loss Items (and items of Partnership income, gain, loss and expense), for the fiscal year in which such event occurs and for subsequent fiscal years if necessary, so that, after such adjustments have been made, each Partner (including any Partners admitted after the Initial Closing and all Partners whose Subscriptions have been increased after the Initial Closing) shall have been allocated Partnership expenses, including Organizational Expenses, equal in amount to the aggregate amount of Partnership expenses such Partner would have been allocated if it had been admitted to the Partnership on the Initial Closing with a Subscription equal to that set forth in SCHEDULE A after such schedule has been amended to reflect such Partner's admission or the increase in its Subscription; provided, however, that (1) no item of income, gain or deductible loss realized (or deemed to have been realized on a distribution in kind) before the admission of any new Partner shall be allocated to such Partner and (2) allocations to any existing Partner of items of income, gain or deductible loss realized (or deemed to have been realized on a distribution in kind) prior to the increase in the Subscription of such Partner shall be limited to those permitted by Section 706 of the Code.

         SECTION 10.08. Tax Allocations. For federal, state and local income tax purposes, Partnership income, gain, loss, deduction or credit (or any item thereof) for each fiscal year shall be allocated to and among the Partners in order to reflect the allocations made pursuant to the provisions of this Article X for such fiscal year (other than allocations of items which are not deductible or are excluded from taxable income), taking into account any variation between the adjusted tax basis and book value of Partnership property in accordance with the principles of Section 704(c) of the Code.

         SECTION 10.09.  Timing of Allocations.

         (a) The General Partner shall cause the Partnership to make the allocations described in this Article X as of any time that the Partnership enters an 8% Payback Period on the basis of an interim closing of the Partnership's books at such time. It is intended that this Section 10.09, in conjunction with Section 11.04(a) and the definition of 8% Preferential Return Allocation set forth in APPENDIX A, shall be interpreted so as to apportion Net Gain of the Partnership for the full fiscal period to be divided by such interim closing to the short fiscal period prior to the interim closing only to the extent necessary to provide each Partner with the allocations of Net Gain contemplated by Sections 10.02(a) and 10.02(b), and that all remaining Net Gain for such full fiscal period shall be deemed to be attributable to the short fiscal period following such interim closing.

         (b) The General Partner in its sole discretion may also cause the Partnership to make such allocations on the basis of an interim closing of the books as of the time that any distribution is made during a fiscal period that is not an 8% Payback Period. In such event, it is intended that the pertinent provisions of this Agreement shall be interpreted so as to apportion Net Gain of the Partnership for the full fiscal period to be divided by such interim closing to the short fiscal period prior to the interim closing and the short fiscal period following such interim closing in the manner determined by the General Partner, after consultation with the Partnership's accountants and other advisors, to be appropriate to effectuate the economic arrangements among the Partners as contemplated by this Agreement.

         (c) If any such interim closing occurs, each short fiscal period that results shall constitute a fiscal year for purposes of this Article X other than
Section 10.08 hereof. Tax allocations pursuant to Section 10.08 shall be made only as of the end of each fiscal year.



                                   ARTICLE XI

                                  DISTRIBUTIONS

         SECTION 11.01.  Tax Distributions.

         (a) The Partnership shall distribute to each Partner (including any tax-exempt Partners) in cash, with respect to each fiscal year, either during such year or within 90 days thereafter, an amount equal to the aggregate state and federal income tax liability such Partner would have incurred as a result of such Partner's ownership of an interest in the Partnership, calculated (i) as if such Partner were (A) subject to tax as a resident or domiciliary of New York City, New York and (B) taxable at the maximum rates provided for with respect to natural persons (or, if higher, with respect to taxable corporations) under applicable federal, state and local income tax laws as determined from time to time by the General Partner after consulting with accountants to the Partnership; (ii) as if allocations from the Partnership were, for such year, the sole source of income and loss for such Partner; and (iii) without regard to the carryover of items of loss, deduction and expense previously allocated by the Partnership to such Partner (such distributions being referred to herein as "TAX DISTRIBUTIONS").

         (b) Notwithstanding the foregoing: (1) the aggregate amount of Tax Distributions that otherwise would be made pursuant to this Section 11.01 may be reduced or not made with respect to any fiscal year to the extent determined by the General Partner in its sole discretion, and (2) Tax Distributions that otherwise would be made to any Partner with respect to any Fiscal Year pursuant to Section 11.01(a) shall be reduced by the amount of any other cash distributions made by the Partnership to such Partner during such Fiscal Year or within 90 days thereafter, PROVIDED, HOWEVER, that for purposes of this clause (2) any Tax Distribution made within 90 days after the beginning of any fiscal year with respect to a prior year shall not be accounted for as a Tax Distribution for the fiscal year in which it was made.

         (c) The Partnership may make Tax Distributions to the Partners during any Partnership fiscal year to enable them to satisfy their liability to make estimated tax payments with respect to such fiscal year or the preceding fiscal year based on calculations of the Partners' estimated tax liability made pursuant to Section 11.01(a) as of such dates as the General Partner in its sole discretion may determine; PROVIDED, HOWEVER, that:

                     (1)
                     if the aggregate amount of Tax Distributions made to the General Partner with respect to any fiscal year exceeds the tax liability of the General Partner with respect to such fiscal year (calculated as of the end of such fiscal year pursuant to Section 11.01(a)), such excess shall be treated to the maximum extent possible as an advance to the General Partner against the General Partner's distributive share of Partnership income and the General Partner shall return such excess to the Partnership without interest promptly after the determination of such excess amount; and

                     (2)
                     the Capital Account of the General Partner shall not be reduced by any advances made to the General Partner pursuant to this Section 11.01(c) during any fiscal year, but shall be reduced as of the end of such fiscal year by an amount equal to the aggregate amount of all such advances (net of any part of such advances returned to the Partnership by the General Partner pursuant to the preceding clause (1)).

         SECTION 11.02. Timing of Distributions. The Partnership shall distribute (a) the cash proceeds of all dispositions of Portfolio Securities and
(b) all other current income, in each case net of Partnership expenses and reserves for reasonably-estimated future expenses and liabilities at such times as the General Partner shall determine in its sole discretion and in any case not later than 60 days after receipt of such cash proceeds or other current income. The Partners acknowledge that it is the General Partner's intention to make all distributions in cash during the term of the Partnership EXCEPT when the General Partner has determined in good faith that a distribution of Portfolio Securities in kind, made in accordance with the provisions of this
Article XI, would yield greater value to the Limited Partners at the time of distribution than a sale of such Portfolio Securities by the Partnership and a subsequent distribution of the proceeds thereof to the Limited Partners in cash.

         SECTION 11.03.  Priority of Distributions.

         (a) Distributions of cash and Partnership property in kind (other than Tax Distributions and Liquidating Distributions) made at any time while the Partnership is not in an 8% Payback Period shall be made 100% to all Partners as follows:

                     (1)
                     First, in proportion to their respective Contributions Accounts until each Partner has received aggregate distributions, in cash or in kind, equal to the balance in such Partner's Contributions Account; and

                     (2)
                     Thereafter, in proportion to their respective 8% Distribution Preferences.

         (b) Distributions of cash and Partnership property in kind (other than Tax Distributions and Liquidating Distributions) made at any time while the Partnership is in an 8% Payback Period shall be made in the following order and priority:


                     (1)
                     First, 100% to the General Partner until the General Partner has received additional distributions equal to 20% of the sum of (i) the excess of the Partnership's aggregate prior distributions (including distributions made pursuant to Section 11.03(a) on the date that the amount of a distribution to be made pursuant to this Section 11.03(b)(1) is being determined over the aggregate balances in the Contributions Accounts of all Partners and (ii) the amount determined pursuant to the preceding clause (i) multiplied by 25% (20/80); and


                     (2)
                     Second, as long as the Partnership continues to be in an 8% Payback Period, 80% to all Partners in proportion to their respective Contributions Accounts and 20% to the General Partner.

         SECTION 11.04.  Operational Rules.

         (a) If a proposed distribution of cash or of Partnership property in kind made in accordance with the percentages specified in Section 11.03(a) would cause the Partnership to enter an 8% Payback Period, such cash or property shall be deemed to be divided into two parts, a "PRE-8% PAYBACK DISTRIBUTION" consisting of that amount of such distribution which would cause the Partnership to enter an 8% Payback Period if distributed in accordance with Section 11.03(a) and a "POST-8% PAYBACK DISTRIBUTION" consisting of the balance of such distribution; the Partnership's actual distribution of such property shall be apportioned among the Partners accordingly.

         (b) Proposed distributions pursuant to Section 11.03(b) that would cause aggregate distributions to the General Partner to exceed the amounts described in Section 11.03(b)(1) shall be divided in a manner similar to that provided for under Section 11.04(a).

         (c) Liquidating Distributions that cause the Partnership to enter into an 8% Payback Period shall be deemed to be divided in a manner similar to that provided for under Section 11.04(a) for purposes of Section 10.09 and any other pertinent provision of this Agreement.

         (d) All distributions other than Liquidating Distributions shall be made in cash or in Freely Tradeable Securities unless otherwise approved by the Advisory Committee. The valuation of securities distributed in kind shall be made in the manner provided in Article XII. Each class of securities to be distributed in kind shall be distributed to the Partners in proportion to their respective shares of the proposed distribution as provided in Section 11.03, except to the extent that a disproportionate distribution of such securities is necessary in order to avoid distributing fractional shares. For purposes of the preceding sentence, each lot of stock or other securities having a separately identifiable tax basis or holding period shall be treated as a separate class of securities.

         SECTION 11.05. Tax Withholding. If the Partnership incurs a tax withholding obligation with respect to any Partner, any amount required to be withheld by the Partnership with respect to such Partner shall be treated for all purposes of this Agreement as if it had been transferred to such Partner by the Partnership as an interest-free advance. Amounts treated as advanced to any Partner pursuant to this Section 11.05 shall be repaid by such Partner to the Partnership within 30 days after the Partnership delivers a written request to such Partner for such repayment; provided, however, that if any such repayment is not made, the Partnership, at the discretion of the General Partner, shall
(a) collect such unpaid amounts from any Partnership distributions that otherwise would be made to such Partner and/or (b) subtract from the Capital Account of such Partner, no later than the day prior to the Partnership's first liquidating distribution, the amount of any such tax withholding not so collected, in each case treating the amount so collected or subtracted as having been distributed to such Partner at the time of such collection or subtraction. For purposes of this Section 11.05, any tax withholding obligation incurred by the General Partner with respect to any Partner shall constitute a Partnership obligation.

         SECTION 11.06. Distributions on Admission of Additional Partners. Upon the admission of a new Partner or an increase in the Subscription of any existing Partner pursuant to

Section 7.01, the General Partner may, but shall not be obligated to, cause the Partnership to distribute prior to such admission or increase in aggregate Subscriptions, to the Persons who were Partners prior to such admission or increase in aggregate Subscriptions and in proportion to such Partners' respective Contributions Accounts as of the time immediately prior to such admission or increase in Subscriptions, part or all of any amounts earned by the Partnership on such Partners' paid-in capital contributions before such contributions were invested in Portfolio Securities.

         SECTION 11.07.  Certain Distributions Prohibited.  Anything in this
Article XI to the contrary notwithstanding, all Partnership distributions shall be subject to the following limitations.

         (a) No distribution shall be made to any Partner if, and to the extent that, such distribution would not be permitted under Section 17-607(a) of the Delaware Act.

         (b) No distribution other than a Tax Distribution shall be made to any Partner to the extent that such distribution, if made, would cause the deficit balance, if any, in the Capital Account of such Partner (determined without regard to any allocations made pursuant to Section 10.06(b) and 10.06(c)) to exceed such Partner's Restoration Amount.

         SECTION 11.08. Consent to Distributions. Each Partner, by becoming a Partner, consents to any such distribution hereafter made or omitted to be made to the Partners or any of them in accordance with this Article XI.



                                   ARTICLE XII

                         VALUATION OF PARTNERSHIP ASSETS

         SECTION 12.01. Valuation by General Partner. Whenever valuation of Partnership assets or net assets is required by this Agreement, the General Partner shall determine the fair market value thereof in good faith in accordance with this Article XII. In the event of a distribution of securities which are not Freely Tradeable Securities, the General Partner shall also consult with the Advisory Committee with respect to the determination of the fair market value of such securities.

         SECTION 12.02. Fair Market Value. The fair market value of any security owned by the Partnership which is a Freely Tradeable Security (as defined in Section 12.03) shall be determined as of the close of trading on the date as of which the value is being determined by taking the last reported trade price of such security on such trading date on the exchange where it is primarily traded or, if such security is not traded on an exchange, such security shall be valued at the last reported sale price on such date on the Nasdaq National Market maintained by the

United States National Association of Securities Dealers, Inc. or, if such security is not reported on the Nasdaq National Market, such security shall be valued at the reported closing bid price (or average of bid prices) last quoted on such date as reported by an established quotation service for over-the-counter securities. The determination of the fair market value of all other assets of the Partnership shall be based upon all relevant factors, including, without limitation, such of the following factors as may be deemed relevant by the General Partner: current financial position and current and historic operating results of the issuer; sales prices of recent public or private transactions in the same or similar securities, including transactions on any securities exchange on which such securities are listed or in the over-the-counter market; general level of interest rates; recent trading volume of the security and other considerations affecting market liquidity; restrictions on transfer, including the Partnership's right, if any, to require registration of its securities by the issuer under the securities laws; significant recent events affecting the issuer, including any pending private placement, public offering, merger or acquisition; the price paid by the Partnership to acquire the asset; the percentage of the issuer's outstanding securities that is owned by the Partnership; and all other factors affecting value.

         In making any such determination of the fair market value of the assets of the Partnership, no allowance of any kind shall be made for goodwill or the name of the Partnership or of the General Partner, the Partnership's office records, files and statistical data or any intangible assets of the Partnership.

         SECTION 12.03. Freely Tradeable Securities. For purposes of this Agreement a security shall be deemed to be a "FREELY TRADEABLE SECURITY" if (a) the Partnership's entire holding of such securities can be sold by the Partnership to the general public (including a sale by any Partner of the entire distributed amount of its holdings following a distribution of such security from the Partnership even though a sale by the Partnership of such securities, if not so distributed to the Partners but sold by the Partnership to the general public, might otherwise be restricted by volume limitations) and such sale can be effected pursuant to Rule 144 of the Securities Act or otherwise without the necessity of any United States federal, state or local government registration or consent (other than any ministerial notice filings of the type required pursuant to Rule 144(h)), and (b) such securities are traded in a Public Securities Market and market quotations are available for such securities, including quotations available from market makers or specialists. If only a portion of the Partnership's holdings of a class of securities satisfies the requirements of the preceding sentence, that portion of such class shall constitute Freely Tradeable Securities (so that, for example, any Partner can sell the entire distributed amount of its holdings in such security following a distribution of such security from the Partnership).

         SECTION 12.04. Goodwill. The Partnership's name and goodwill shall, as among the Partners, be deemed to have no value and shall belong to the Partnership, and no Partner shall have any right or claim individually to the use thereof. Upon termination of the Partnership, the right to the name of the Partnership and any goodwill associated with the Partnership's name shall be assigned to the General Partner.



                                  ARTICLE XIII

                           DURATION OF THE PARTNERSHIP

         SECTION 13.01. Term of Partnership. The Partnership shall continue until the date that is eight years after the Initial Closing unless its term is extended as provided in Section 13.04, or unless it is sooner dissolved as provided in Sections 13.02 or 13.03 or by operation of law.

         SECTION 13.02. Dissolution Upon Withdrawal of General Partner. The Partnership shall be dissolved 90 days after the occurrence with respect to the General Partner of any of the events of withdrawal described in Sections 17-402(a)(2) through 17-402(a)(10) of the Delaware Act unless all of the Limited Partners agree within such 90-day period to continue the Partnership and appoint, effective as of the date of withdrawal, a new General Partner. If the General Partner suffers an event that, with the passage of the period specified in the Delaware Act, becomes an event of withdrawal under Section 17-402(a)(4) or (5) of the Delaware Act, the General Partner shall notify each Limited Partner of the occurrence of such event within 30 days after the occurrence of such event. The Partnership shall not be dissolved in the event of the dissolution, death, bankruptcy, incompetence, disability, substitution or admission of any Limited Partner.

         SECTION 13.03. Dissolution by Partners. (a) The General Partner, with the consent of at least 50% in interest of the Limited Partners, may dissolve the Partnership at any time on not less than 60 days' prior written notice of such dissolution to the other Partners; provided that the general partners of the Offshore Partnership, with the consent of the limited partner of the Offshore Partnership, simultaneously dissolve the Offshore Partnership.

         (b) The Limited Partners, by vote of two-thirds in interest of the Limited Partners taken within 45 days after the occurrence of any event giving rise to such right, may dissolve the Partnership (provided that the Offshore Partnership is simultaneously dissolved) if: (i) the General Partner commits a material breach of any of its material obligations under this Agreement and such breach continues to exist for 60 days after delivery of notice to the General Partner of the occurrence of such breach or after the General Partner becomes aware of such breach; or (ii) the General Partner, any partner of the General Partner or a member of the General Partner's general partner is charged or convicted of a felony in connection with the business of the Partnership.

         SECTION 13.04. Extension of Term. It is contemplated by the Partners that the term of the Partnership shall terminate on the date that is eight years after the Initial Closing and that the Partnership shall be considered to be dissolved on such date without any further action being required by any of the Partners, unless sooner terminated pursuant to Sections 13.02 or 13.03 or by operation of law. Notwithstanding the foregoing, the term of the Partnership may be extended for two additional one-year periods by the General Partner with the prior approval of the Advisory Committee. The General Partner shall notify the Limited Partners promptly of any such extension.



                                   ARTICLE XIV

                      LIQUIDATION OF PARTNERSHIP INTERESTS

         SECTION 14.01. General Provisions. At dissolution, the Partnership's assets shall be liquidated in an orderly manner. The General Partner shall be the liquidator to wind up the affairs of the Partnership pursuant to this Agreement; provided that, if there shall be no remaining General Partner at that time, a majority in interest of the Limited Partners may designate one or more other Persons to act as the liquidator(s) instead of the General Partner. Any such liquidator(s), other than the General Partner, shall be a "liquidating trustee" within the meaning of Section 17-101(8) of the Delaware Act.

         SECTION 14.02. Liquidating Distributions. The liquidator(s) shall pay or provide for the satisfaction of the Partnership's liabilities and obligations to creditors. Any Net Gain or Loss realized in connection with the liquidation of the Partnership shall be allocated among the Partners pursuant to Article X, and the remaining assets of the Partnership shall then be distributed to the Partners in cash (to the extent feasible) in proportion to the positive balances in the respective Capital Accounts of the Partners (and, if a distribution in kind is necessary, after allocating any Net Gain or Loss attributable to such distribution). In performing their duties, the liquidator(s) are authorized to sell, exchange or otherwise dispose of the assets of the Partnership in such reasonable manner as the liquidator(s) shall determine to be in the best interest of the Partners. During the liquidation of the Partnership, the liquidator(s) shall furnish to the Partners the financial statements and other information specified in Article XIX.

         SECTION 14.03. Expenses of Liquidator(s). The reasonable expenses incurred by the liquidator(s) in connection with winding up the Partnership, all other losses or liabilities of the Partnership incurred in accordance with the terms of this Agreement, and reasonable compensation for the services of the liquidator(s) (which, with respect to any liquidator who is a General Partner, shall be paid only if the Management Agreement is no longer in effect, and in that event shall be in an amount determined in accordance with Section 3.06) shall be borne by the Partnership. Subject to the terms of the Management Agreement, and provided such agreement shall not have been terminated, and provided further, that a majority in interest of the

Limited Partners have not designated another liquidator pursuant to Section 14.01, the Management Fee shall be continued for a period of one year from the date of dissolution or until the liquidation is completed, whichever is sooner, to permit the Management Company to assist in the liquidation.

         SECTION 14.04. Duration of Liquidation. A reasonable time shall be allowed for the winding up of the affairs of the Partnership in order to minimize any losses otherwise attendant upon such a winding up. The liquidator(s) shall use its best efforts to dispose of or distribute all Partnership assets within one year of dissolution, but shall not be bound to do so or liable in any way to any Partner for failure to do so. The liquidator(s) shall then make final liquidating distributions from the Partnership before the later of (i) the end of the taxable year in which the date of liquidation of the Partnership occurs, or (ii) 90 days after the date of the liquidation of the Partnership. For this purpose, (x) the date of the liquidation of the Partnership shall be the date on which the Partnership has ceased to be a going concern, and (y) the Partnership shall not be deemed to have ceased to be a going concern until it has sold, distributed or otherwise disposed of its Portfolio Securities.

         SECTION 14.05. Duty of Care. The liquidator(s) shall not be liable to the Partnership or any Partner for any loss attributable to any act or omission of the liquidator(s) taken in good faith in connection with the liquidation of the Partnership and distribution of its assets in belief that such course of conduct was in the best interest of the Partnership. The liquidator(s) may consult with counsel, accountants, investment bankers and appraisers with respect to liquidating the Partnership and distributing its assets and shall be justified in acting or omitting to act in accordance with the advice or opinion of such counsel, accountants, investment bankers and appraisers, provided they shall have been selected and retained with reasonable care.

         SECTION 14.06. No Liability for Return of Capital. The liquidator(s), the General Partner and their respective officers, directors, agents, partners (including the officers, directors, members, managers, employees and agents of the partners of the General Partner) and their Affiliates shall not be personally liable for the return of the capital contributions of any Partner to the Partnership. No Partner shall be obligated to restore to the Partnership any amount with respect to a negative Capital Account; PROVIDED, HOWEVER, that this provision shall not affect the obligations of Partners to make their agreed upon capital contributions to the Partnership.

         SECTION 14.07 The General Partner's Obligation to Restore Deficit. Upon completion of the liquidation of the Partnership, the General Partner shall repay to the Partnership an amount equal to the deficit (if any) in the Capital Account of the General Partner; provided, however, that the total amount which the General Partner shall be obligated to return to the Partnership pursuant to this Section 14.07 shall not exceed the aggregate amount of distributions received by the General Partner from the Partnership reduced by the sum of (i) the aggregate amount of distributions that the General Partner would have received if each Partnership distribution had been made to all Partners in proportion to the balances in their respective Contributions Accounts, and (ii) the aggregate amount of Tax Distributions made to the General Partner as of the date of determination (to the extent not taken into account under the proceeding clause (i)). The General Partner shall satisfy its repayment obligation by delivering to the Partnership either cash or securities previously distributed to the General Partner by the Partnership, valued in accordance with Article XII as of the date such repayment is made. Any such repayment shall be made before the later of (1) the end of the taxable year in which the date of liquidation of the Partnership occurs, or (2) 90 days after the date of the liquidation of the Partnership. For this purpose,
(A) the date of the liquidation of the Partnership shall be the date on which the Partnership has ceased to be a going concern, and (B) the Partnership shall not be deemed to have ceased to be a going concern until it has sold, distributed or otherwise disposed of its Portfolio Securities. The intent of this Section 14.07, in conjunction with the definition of "Restoration Amount," is to require the General Partner to return to the Partnership any distributions (other than Tax Distributions) made to the General Partner with respect to its 20% "carried interest" to the extent that such distributions exceed in the aggregate 20% of the excess of the Net Gain of the Partnership from its inception through and including the date of the Partnership's final liquidating distribution over the Net Loss of the Partnership over that period, and these provisions shall be interpreted and applied accordingly. Amounts returned by the General Partner to the Partnership shall be paid to creditors of the Partnership (provided that no creditor of the Partnership shall have the right to enforce any obligation of the General Partner to make the repayments contemplated by this Section 14.07) or distributed to the Limited Partners in accordance with the positive balances in their respective Capital Accounts.



                                   ARTICLE XV

            LIMITATION ON TRANSFERS OF INTERESTS OF LIMITED PARTNERS

         SECTION 15.01.  Consent of General Partner to Transfers.

         (a) The prior written consent of the General Partner (which consent shall not be unreasonably withheld or delayed) shall be required for any Transfer of part or all of any Limited Partner's economic interest in the Partnership. Any transferee of an economic interest in the Partnership shall become a substituted Limited Partner only upon satisfaction of the requirements set forth in Section 15.04.

         (b) The following provisions are included in this Agreement to prevent the Partnership from being classified as a "PUBLICLY TRADED PARTNERSHIP," as defined in Section 7704 of the Code, that is taxable at the entity level:

                     (i)
                     The General Partner shall not cause or permit (x) any offering of Partnership interests to be registered under the Securities Act, or (y) interests in the Partnership to become "traded on an established securities market," and shall withhold its consent to any Transfer that, to the General Partner's knowledge after reasonable inquiry, would otherwise be accomplished by a trade on a "secondary market or the substantial equivalent thereof," in each case within the meaning of Sections 7704 or 469(i) of the Code and any regulations promulgated thereunder that are in effect at the time of the proposed Transfer;

                     (ii)
                     No Transfer of any Partnership interest or portion thereof shall be permitted or recognized (within the meaning of Treasury Regulation Section 1.7704-1(d)) by the Partnership or the General Partner if and to the extent that such Transfer, if made, would (x) fail to qualify as a "transfer not involving trading" pursuant to Treasury Regulation
                     Section 1.7704-1(e), AND (y) cause the Partnership to fail to qualify for the safe harbor for "private placements" set forth in Section 1.7704-1(h), AND (z) cause the Partnership to fail to qualify for the "lack of actual trading" safe harbor set forth in Section 1.7704-1(h), unless the General Partner determines that such Transfer would not otherwise cause the Partnership to be treated as a publicly traded partnership under Section 7704(b) of the Code; and


                     (iii)
                     The transferor and transferee shall provide the General Partner, in connection with any proposed Transfer, written representations to the effect that (A) the proposed Transfer will not be effected on or through (1) a United States national, regional or local securities exchange, (2) a foreign securities exchange or (3) an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers (including, without limitation, the Nasdaq Automated Quotation System), (B) such Person is not, and its proposed Transfer or acquisition (as the case may be) will not be made by, through or on behalf of, (1) a Person, such as a broker or a dealer, making a market in interests in the Partnership, or (2) a Person who makes available to the public bid or offer quotes with respect to interests in the Partnership; and shall provide such additional written representations as the General Partner reasonably may request to enable it to comply with the preceding clause
                     (iii) (PROVIDED, HOWEVER, that the General Partner may waive its right to obtain such representations), and the General Partner and counsel to the Partnership shall be permitted to rely upon such representations and on written representations from other Partners made prior to or contemporaneously with such proposed Transfer.

         SECTION 15.02. Opinion of Counsel. Any Transfer shall be made only upon receipt by the Partnership of a written opinion of counsel for the Partnership or of other counsel reasonably satisfactory to the Partnership (which opinion shall be obtained at the expense of the transferor or through a charge to the transferor's Capital Account) that such Transfer will not result in (A) the Partnership or the General Partner being subjected to any additional regulatory requirements (including those imposed by ERISA, the United States Investment Company Act of 1940, or the United States Investment Advisers Act of 1940, as amended), (B) a violation of applicable law or this Agreement, (C) the Partnership being classified as an association taxable as a corporation, (D) the Partnership being treated as a corporation pursuant to Section 7704 of the Code, or (E) the Partnership being deemed terminated pursuant to Section 708 of the Code. In accordance with Section 21.10, such opinion shall also state that the interest being transferred has been registered under the Securities Act or that an exemption from such registration is available.

         SECTION 15.03. Expenses. The transferor of any interest in the Partnership hereby agrees to reimburse the Partnership, at the request of the General Partner, for any expenses reasonably incurred by the Partnership in the course of consummating such Transfer, including any legal, accounting and other expenses.

         SECTION 15.04. Substituted Limited Partners. Any transferee of a Partnership interest transferred in accordance with the provisions of this
Article XV shall be admitted as a substituted Limited Partner upon the receipt of the General Partner's written consent thereto (which may be withheld for any reason or for no reason). Without the aforesaid consent of the General Partner and the aforesaid written opinion of counsel, no transferee of a Partnership interest shall be admitted as a substituted Limited Partner. The transferee of an interest in the Partnership transferred pursuant to this Article XV that is admitted to the Partnership as a substituted Limited Partner shall succeed to the rights and liabilities of the transferor Limited Partner, and to the Subscription, Contributions Account and Capital Account of the transferor, and such Subscription, Contributions Account and Capital Account shall become the Subscription, Contributions Account and Capital Account, respectively, of the transferee, to the extent of the interest transferred.

         SECTION 15.05.  Covenants of Limited Partners.

         (a) Each Limited Partner agrees with all other Partners that it will not make any Transfer of all or any part of its interest in the Partnership except in accordance with the provisions of this Article XV.

         (b) Each Limited Partner, by its execution of this Agreement, agrees and consents to the admission of any substituted Limited Partner pursuant to the terms of this Article XV. Any transferee of a Partnership interest shall execute a power-of-attorney as provided in Section 21.02 and such other documents as the General Partner may request to effect such disposition, including an assumption of all obligations of the transferor Limited Partner under this Agreement. Any attempted Transfer of a Limited Partner's interest without compliance with this

Agreement shall be void. In the event of any transfer which shall result in multiple ownership of any Limited Partner's interest in the Partnership, the General Partner may require one or more trustees or nominees to be designated as representing a portion of or the entire interest transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Limited Partner has pursuant to the provisions of this Agreement. Every Transfer shall be subject to all of the terms, conditions, restrictions and obligations of this Agreement.



                                   ARTICLE XVI

                       WITHDRAWAL OF PARTNERSHIP INTERESTS

         SECTION 16.01. Withdrawal of Partnership Interests. No Partner shall have the right to withdraw its capital and profits from the Partnership, except as provided below with respect to ERISA and PERISA withdrawal.

         SECTION 16.02. ERISA Partner Withdrawal. Notwithstanding any provision in this Agreement to the contrary, any Limited Partner which is an ERISA Partner may elect, upon written notice of such election to the General Partner, to withdraw from the Partnership, or upon written demand by the General Partner shall withdraw from the Partnership, at the time and in the manner hereinafter provided, if either such ERISA Partner or the General Partner shall obtain and deliver to the other an opinion of counsel (which opinion and counsel shall be reasonably acceptable to both such ERISA Partner and the General Partner) to the effect that (a) such ERISA Limited Partner (or any employee benefit plan or plan any assets of which are held by such ERISA Limited Partner) may be in violation of ERISA, the Code or rules or regulations promulgated thereunder by reason of such ERISA Limited Partner's continuing as a Limited Partner, or (b) the fiduciaries of such ERISA Limited Partner (or fiduciaries of an employee benefit plan or plan the assets of which are held by such ERISA Limited Partner, as applicable), would have liability for the acts or omissions of the General Partner, notwithstanding the provisions of section 405(d) of ERISA, or (c) the Partnership or the General Partner may or would be in violation of ERISA or the Code by continuing to have such ERISA Limited Partner as a member. In the event of the issuance and delivery of such opinion of counsel, the General Partner shall promptly provide to each Partner a copy thereof, together with a copy of the written notice of the election of such ERISA Partner to withdraw or the written demand of the General Partner for withdrawal, as the case may be.

         SECTION 16.03. Cure Period; Time of Withdrawal. The General Partner shall have, in its sole discretion, a period of 90 days following receipt of such counsel's opinion to attempt to eliminate the necessity for such withdrawal to the reasonable satisfaction of such ERISA Partner and the General Partner, whether by correction of the condition giving rise to the necessity of such ERISA Partner's withdrawal, by amendment of this Agreement, by effectuation of a transfer of such ERISA Partner's interest in the Partnership to a substituted Limited Partner at a fair and reasonable price (provided such ERISA Partner consents to such transfer) or otherwise. If such cause for withdrawal is not cured within such 90-day period, then such ERISA Partner shall withdraw from the Partnership as of the date following the expiration of such 90-day period (or, if the General Partner elects in writing not to attempt so to cure, as of the date following such election) which is the earlier of (a) the last day of the fiscal year of the Partnership during which such 90-day period expires or during which the General Partner so elects not to attempt a cure, as the case may be, and (b) the last day of the fiscal quarter of the Partnership during which such 90-day period expires or during which the General Partner so elects not to attempt a cure, as the case may be, provided that the last day of such fiscal quarter is recommended for withdrawal by counsel in such opinion (the earlier of (a) and (b) being herein referred to as the "ERISA WITHDRAWAL DATE"). The reasonable costs of obtaining or seeking an opinion of counsel for purposes of this Section 16.03, whether or not such opinion is to the effect specified above or results in the withdrawal of the ERISA Partner, shall be borne by the ERISA Partner.

         SECTION 16.04. Effects of ERISA Partner Withdrawal. Effective upon the ERISA Withdrawal Date, such ERISA Partner shall cease to be a Partner of the Partnership for all purposes and, except for its right to receive payment for its Partnership interest as hereinafter provided, shall no longer be entitled to the rights of a Partner under this Agreement, including without limitation the right to receive allocations pursuant to Article X hereof, the right to receive distributions during the term of the Partnership pursuant to Article XI and upon liquidation of the Partnership pursuant to Article XIV and the right to vote on Partnership matters as provided in this Agreement. As promptly as practicable following the ERISA Withdrawal Date, the General Partner shall, where necessary, file and record any required amendment to the Certificate reflecting such withdrawal.

         SECTION 16.05. Distribution to ERISA Partner. As promptly as practicable following the ERISA Withdrawal Date, there shall be distributed to such ERISA Partner, in full payment and satisfaction of its interest in the Partnership, an amount equal to the amount which such ERISA Partner would have been entitled to receive pursuant to Article XIV if the Partnership had been liquidated on and as of the ERISA Withdrawal Date and all of the Partnership's assets had been sold on such date for their fair market value. No approval of the Partners shall be required prior to the making of such distribution. For purposes of determining the amount of the distribution to be made to such ERISA Partner, and the value of each of the Partnership's assets, the Partnership's annual or quarterly financial statements, as the case may be, prepared in accordance with Article XIX hereof for the period ending on the ERISA Withdrawal Date shall be deemed to be conclusive. Such distribution to the withdrawing ERISA Partner shall be payable in cash, cash equivalents and/or securities of Portfolio Companies, with each separate group of cash, cash equivalents, securities of Portfolio Companies and/or other assets (determined in a manner consistent with the last sentence of Section 11.04(d)) being distributed to the withdrawing ERISA Partner in proportion to such ERISA Partner's interest in the Partnership to the extent practicable, unless otherwise required by law or contract.

         SECTION 16.06. Conforming Amendment. Upon the withdrawal of any ERISA Partner from the Partnership pursuant to this Article XVI, the Partners (including the withdrawing ERISA Partner) shall enter into an amendment to this Agreement reflecting such withdrawal and amending such provisions of this Agreement, including without limitation the provisions regarding allocations and distributions during the term of the Partnership and upon its liquidation, as may be appropriate, so that the intent, spirit, operation and effect of such allocation, distribution and other provisions shall, to the maximum extent possible, be preserved after taking into account the withdrawal of such ERISA Partner.

         SECTION 16.07. PERISA Partner Withdrawal. For purposes of Sections 16.02, 16.03, 16.04, 16.05 and 16.06, (a) each Limited Partner that is an employee benefit plan subject to regulation under applicable state laws that are similar in purpose and intent to ERISA (a "PUBLIC EMPLOYEE RETIREMENT SECURITY ACT PARTNER" or "PERISA PARTNER") shall be treated as an ERISA Partner, and (b) all references in such provisions to ERISA shall be deemed to refer to such applicable state laws and regulations.



                                  ARTICLE XVII

            LIMITATION ON TRANSFER OF INTEREST OF THE GENERAL PARTNER

         SECTION 17.01. Limitation on Transfer of Interest of the General Partner. The General Partner shall not assign, pledge, mortgage, hypothecate, sell or otherwise dispose of or encumber all or any part of its general partnership interest. Any attempted transfer of the General Partner's interest shall be void.



                                  ARTICLE XVIII

                                 INDEMNIFICATION

         SECTION 18.01. General Provisions. The General Partner, its partners, officers, directors, members, managers, employees, consultants and agents (including the officers, directors, employees, members, managers, consultants and agents of each partner of the General Partner), each director, officer, employee, consultant and agent of the Management Company and each member of the Advisory Committee (herein referred to as an "INDEMNITEE") shall be indemnified by the Partnership (only out of Partnership assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency) to which the Indemnitee may be a party or otherwise involved, or with which the Indemnitee may be threatened, by reason of the Indemnitee's (or the Indemnitee's employee) being at the time the cause of action arose or thereafter, the General Partner (including the General Partner acting as Tax Matters Partner), a partner thereof (including the officers, directors, employees, members, managers, consultants and agents of each partner of the General Partner), an officer, director, employee, member, manager, consultant or other agent of the General Partner, or of the Management Company or a member of the Advisory Committee, or a director, officer, partner, employee, member, manager, consultant or other agent of any other organization in which the Partnership owns an interest or of which the Partnership is a creditor, which other organization the Indemnitee (or its employee) serves or has served as a director, officer, partner, employee, member, manager, consultant or other agent at the request of the Partnership (whether or not the Indemnitee or its employee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened), except with respect to matters as to which the Indemnitee (or its employee) shall have been finally adjudicated in any such action, suit or proceeding (i) not to have acted in good faith and in the belief that the Indemnitee's (or employee's) action was in accordance with such Person's obligations to the Partnership, (ii) to have acted with gross negligence or a willful disregard of his duties or (iii) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the Indemnitee's (or employee's) conduct was criminal. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement. The foregoing right of indemnification shall be in addition to any rights to which any Indemnitee may otherwise be entitled and shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

         SECTION 18.02. Advance Payment of Expenses. The Partnership shall pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such Indemnitee to repay such payment if he shall be determined to be not entitled to indemnification therefor as provided herein; PROVIDED, HOWEVER, that in such instance the Indemnitee is not commencing an action, suit, or proceeding against the Partnership, or defending an action, suit or proceeding commenced against him by the Partnership or opposing a claim by the Partnership arising in connection with any such potential or threatened action, suit or proceeding.

         SECTION 18.03. Insurance. The General Partner, on behalf of the Partnership, may cause the Partnership to purchase and maintain insurance with such limits or coverages as the General Partner reasonably deems appropriate, at the expense of the Partnership and to the extent available, for the protection of any Indemnitee against any liability incurred by such Indemnitee in any such capacity or arising out of his status as such, whether or not the Partnership has the power to indemnify such Indemnitee against such liability. The General Partner may purchase and maintain insurance on behalf of the Partnership for the protection of any officer, director, employee, consultant or other agent of any other organization in which the Partnership owns an interest or of which the Partnership is a creditor against similar liabilities, whether or not the Partnership has the power to indemnify him or it against such liabilities.

         SECTION 18.04. Sharing of Indemnification Expenses with Related Funds. It is understood and agreed that, with regard to any claim for indemnification pursuant to this Article XVIII which relates to a common activity of the Partnership and the Offshore Partnership or any Successor Entity, the Partnership shall be obligated to provide indemnity hereunder up to, but only to the extent of, its pro rata share of the total of any such amounts so paid by any or all of the Partnership, the Offshore Partnership, or any Successor Entity
(i) if such claim arises from a Portfolio Company investment, in proportion to the respective amounts invested by the Partnership and such other funds in such Portfolio Company, and (ii) otherwise in proportion to the respective amounts of capital contributed (in cash and commitments) to the respective partnerships or related funds.

         SECTION 18.05. Limitation by Law. If the General Partner or the Partnership is subject to any federal or state law, rule or regulation which restricts the extent to which any person may be exonerated or indemnified by the Partnership in any particular instance, then the indemnification provisions set forth in this Article XVIII and the exoneration provisions set forth in Sections
3.10 and 14.05 shall be deemed to be amended, automatically and without further action by the General Partner or the Limited Partners, to conform to such restrictions on exoneration or indemnification as set forth in such applicable federal or state law, rule or regulation. If any such law, statute, rule or regulation of any jurisdiction by which the Partnership may be governed, is thereafter amended to enlarge the scope of indemnification or eliminate or reduce the liability of any Indemnitee, then this Agreement shall be deemed to be amended, automatically and without any further action by the General Partner or the Limited Partners to broaden correspondingly the exoneration or indemnification provided hereunder; PROVIDED, HOWEVER, that the scope of the exoneration or indemnification provided hereunder shall not be enlarged beyond that which is set forth in this Article XVIII as of the date hereof. The rights to indemnification and advancement of expenses conferred in this Article XVIII shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.



                                   ARTICLE XIX

                ACCOUNTING; RECORDS AND REPORTS; ANNUAL MEETINGS

         SECTION 19.01. Fiscal Year. The fiscal year of the Partnership shall be the calendar year, or such other year as is required by the Code.

         SECTION 19.02. Keeping of Accounts and Records. At all times the General Partner shall cause to be kept proper and complete books of account, in which shall be entered fully and accurately the transactions of the Partnership. Such books of account (which shall be kept on the accrual method of accounting), together with (a) an executed copy of this Agreement (and any amendments hereto), including SCHEDULE A hereto; (b) the Certificate (and any amendments thereto); (c) executed copies of any powers of attorney pursuant to which any certificate has been executed by the Partnership; (d) a current list of the full name, taxpayer identification number and last known address of each Partner set forth in alphabetical order; (e) copies of all tax returns, if any, filed by the Partnership for each of the prior three years; and (f) all financial statements of the Partnership for each of the prior three years, shall at all times be maintained at the principal office of the Partnership.

         SECTION 19.03. Inspection Rights. At any time while the Partnership continues and until its complete liquidation, each Partner (or the designee thereof) during normal business hours may fully examine and audit the Partnership's books, records, accounts and assets, including bank balances, and may make, or cause to be made, any examination or audit at such Partner's expense. Each Limited Partner (or the designee thereof) during normal business hours may examine, or request that the General Partner furnish, such additional information as is reasonably necessary to enable the requesting Partner (or the designee thereof) to review the state of the investment activities of the Partnership. Notwithstanding the foregoing, (1) any such examination or audit shall be made (A) only upon reasonable notice to the General Partner, (B) during normal business hours and (C) without undue disruption; and (2) the management of the affairs of the Partnership shall be in complete control of the General Partner.

         SECTION 19.04. Annual Financial Statements. The General Partner shall transmit to each Partner, within 90 days after the close of each fiscal year, the financial statements of the Partnership for such fiscal year. Such financial statements shall include balance sheets of the Partnership as of the end of such fiscal year and of the preceding fiscal year, statements of income and loss of the Partnership for such fiscal year and for the preceding fiscal year, and statements of changes in Partners' Capital Accounts for such fiscal year and for the preceding fiscal year, all prepared in accordance with generally accepted accounting principles consistently applied in accordance with the terms of this Agreement, audited by a recognized firm of independent public accountants. The General Partner shall also transmit to each Partner, within 90 days after the close of each fiscal year, a report indicating such Partner's share of all items of income or gain, expense, loss or other deduction and tax credit of the Partnership for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements. For information purposes, the General Partner shall also furnish to each Partner, as promptly as practicable after the close of each fiscal year, a list of the Partnership's investments, valued at fair market value as determined in accordance with Article XII as of the end of such fiscal year, with a brief narrative report as to the status and operations of each such investment.

         SECTION 19.05. Quarterly Financial Statements; Investment Memoranda. Each Partner shall be furnished as promptly as possible, but no later than 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Partnership, unaudited financial statements of the Partnership for the quarter then ended prepared in accordance with generally accepted accounting principles consistently applied in accordance with the terms of this Agreement (except that such unaudited financial statements need not contain all of the required footnotes), which statements shall contain data sufficient to inform each Partner as to the current financial status of the Partnership and its investments, with a brief narrative report as to the status and operations of each such investment.

         SECTION 19.06. Annual Meetings. The Partnership may hold annual meetings offering Limited Partners the opportunity to review and discuss the Partnership's investment activity and portfolio. If the General Partner determines that the Partnership shall hold an annual meeting, the General Partner shall notify each Limited Partner at least 45 days in advance of the time and place of the year's annual meeting, and request each Limited Partner that wishes to send one or more representatives to that meeting so to notify the General Partner. Any Limited Partner which does not notify the General Partner, within 30 days after the General Partner's delivery of notice to such Partner regarding an annual meeting for any year, of such Limited Partner's intention to send a representative to that meeting shall be deemed to have consented to a waiver of such Partner's right to attend that meeting. At the General Partner's discretion, the annual meeting for a particular year may be held in several locations at different times to make attendance more convenient for Limited Partners from different geographic locations. At the General Partner's discretion, individual meetings with interested Limited Partners may be held in lieu of, or in addition to, an annual meeting.

         SECTION 19.07. Accounting Method. The Partnership shall use the accrual method of accounting for United States federal income tax purposes.

         SECTION 19.08. Independent Accountants. The Partnership's independent public accountants initially shall be the firm of Ernst & Young LLP, but the General Partner may change accounting firms to another recognized independent public accounting firm.

         SECTION 19.09. Amortization of Organizational Expenses. The organizational expenses of the Partnership shall be amortized over a sixty-month period to the extent permitted by Section 709 of the Code.

         SECTION 19.10. Change of Principal Office. The principal office of the Partnership initially shall be as set forth in SCHEDULE A. The General Partner may change the location of the principal office or the mailing address of the Partnership at any time, upon written notice to all Partners indicating the new location of such principal office or new mailing address, as the case may be.

                                   ARTICLE XX

                              WAIVER AND AMENDMENT

         SECTION 20.01.  Waiver and Amendment.

         (a) Except as otherwise provided in this Agreement, the terms and provisions of this Agreement may be waived, modified, terminated or amended with the written consent of the General Partner and of Limited Partners constituting in the aggregate at least a majority in interest of the Limited Partners. No such amendment shall, however, (1) dilute the relative interest of any Partner in the profits or capital of the Partnership or in allocations or distributions attributable to the ownership of such interest without the written consent of such Partner (except such dilution as may result from additional Subscriptions from the Limited Partners or the admission of additional Limited Partners); or
(2) increase the Subscriptions of any Partner without the written consent of such Partner; or (3) alter or waive the terms of: (A) Section 2.03 without the written consent of each Limited Partner; and (B) Sections 3.11(c), 3.12, 3.13, and 4.02 or Articles XVI and XX without the written consent of any Partner which would be adversely affected thereby. The General Partner shall promptly furnish copies of any amendments to this Agreement to all Partners. The admission or substitution of Partners and increases in Subscriptions shall not require the consent of, or notice to, any Limited Partner.

         (b) In addition to any amendments otherwise authorized hereby, this Agreement may be amended from time to time by the General Partner without the consent of the Limited Partners to cure any ambiguity or correct or supplement any provisions hereof which may be inconsistent with any other provision hereof, or correct any printing, stenographic or clerical errors or omissions.

         (c) Except as otherwise specifically set forth in this Agreement, any amendment, consent, waiver, modification or termination of the terms and provisions of this Agreement which results in the same economic and legal consequences to the Partners and the limited partner of the Offshore Partnership shall require the written consent of the General Partner and the general partners of the Offshore Partnership, and the written consent of Limited Partners and the limited partner of the Offshore Partnership constituting, in the aggregate, a majority in interest of all such Limited Partners and the limited partner of the Offshore Partnership, voting together as a single class.



                                   ARTICLE XXI

                               GENERAL PROVISIONS

         SECTION 21.01. Notices. Except where otherwise specifically provided in this Agreement, all notices, requests, consents, approvals and statements shall be in writing and shall be deemed to have been properly given by personal delivery or if mailed from within the country of the sender by air mail or first class mail, postage prepaid, or if sent by prepaid telegram, electronic facsimile transmission or telex, or if sent by courier service, addressed in each case, at its address set forth in SCHEDULE A, or, in each case, to such other address or addresses as the addressee may have specified by written notice as aforesaid to the other parties. Notices delivered by air mail shall be deemed to be received five days after the date of the mailing.

         SECTION 21.02.  Power of Attorney.

         (a) Each of the undersigned by execution of this Agreement constitutes and appoints the General Partner as its true and lawful representative and attorney-in-fact, in its name, place and stead, to make, execute, sign, acknowledge and deliver or file (1) all instruments, documents and certificates which may from time to time be required by any law to effectuate, implement and continue the valid and subsisting existence of the Partnership, (2) all instruments, documents and certificates that may be required to effectuate the dissolution and termination of the Partnership in accordance with the provisions hereof and Delaware law, (3) all other amendments of this Agreement or the Certificate contemplated by this Agreement including, without limitation, amendments reflecting the return, in whole or in part, of the contribution of any Partner, or the addition, substitution or increased contribution of any Partner, or any action of the Partners duly taken pursuant to this Agreement whether or not such Partner voted in favor of or otherwise approved such action, and (4) any other instrument, certificate or document required from time to time to admit a Partner, to effect its substitution as a Partner, to effect the substitution of the Partner's assignee as a Partner, or to reflect any action of the Partners provided for in this Agreement.

         (b) Each of the Partners is aware that the terms of this Agreement permit certain amendments to this Agreement and the Certificate to be effected and certain other actions to be taken by or with respect to the Partnership, in each case with the approval or by the vote of less than all the Partners. If, as and when (1) an amendment of this Agreement and the Certificate is proposed or an action is proposed to be taken by or with respect to the Partnership which does not require, under the terms of this Agreement, the approval of all of the Partners, (2) Partners holding the interest in the Partnership specified in this Agreement as being required for such amendment or action have approved such amendment or action in the manner contemplated by this Agreement (disregarding the consent of any Partner whose approval has been granted by the General Partner's use of such Partner's power of attorney), and (3) a Partner has failed or refused to approve such amendment or action (hereinafter referred to as a non-consenting Partner), each non-consenting Partner agrees that the special attorney specified above, with full power of substitution, is hereby authorized and empowered to execute, acknowledge, make, swear to, verify, deliver, record, file and/or publish, for and on behalf of such non-consenting Partner, and in its name, place and stead, any and all instruments and documents which may be necessary or appropriate to permit such amendment to be lawfully made or action lawfully taken. Each Partner is fully aware that it and each other Partner has executed this special power of attorney, and that each Partner will rely on the effectiveness of such powers with a view to the orderly administration of the Partnership's affairs.

         (c) The powers of attorney granted herein (1) shall be deemed to be coupled with an interest, shall be irrevocable and shall survive the death, insanity, incompetency or incapacity (or, in the case of a Partner that is a corporation, association, limited liability company, partnership or trust, shall survive the merger, dissolution or other termination of existence) of the Partner and (2) shall survive the assignment by the Partner of the whole or any portion of his interest, except that where the assignee of the whole or any portion thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the General Partner to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Partner and shall thereafter terminate. In the event that the appointment conferred in this Section 21.02 would not constitute a legal and valid appointment by any Partner under the laws of the jurisdiction in which such Partner is incorporated, established or resident, upon the request of the General Partner, such Partner shall deliver to the General Partner a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section 21.02.

         (d) The General Partner shall require a power of attorney to be executed by a transferee of a Partner as a condition of its admission as a substitute Partner.

         SECTION 21.03. Waiver of Partition. Each Partner hereby irrevocably waives any and all rights that it may have to maintain an action for partition of any of the Partnership's property.

         SECTION 21.04. Additional Documents. Each Partner hereby agrees to execute all certificates, counterparts, amendments, instruments or documents that may be required by the laws of the various jurisdictions in which the Partnership conducts its activities, to conform with the laws of such jurisdictions governing limited partnerships.

         SECTION 21.05. Binding on Successors. This Agreement shall be binding upon and it shall inure to the benefit of the respective heirs, successors, assigns and legal representatives of the parties hereto.

         SECTION 21.06. Counterparts. This Agreement or any amendment hereto may be signed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one agreement (or amendment, as the case may be).

         SECTION 21.07. Action by Limited Partners. Whenever action is required by this Agreement to be taken by a specified percentage in interest of the Limited Partners, such action shall be deemed to be valid if taken upon written vote or written consent by those Limited Partners whose Contributions Account balances represent the specified percentage of the aggregate Contributions Account balances of all Limited Partners at the time.

         SECTION 21.08. Voting. Any vote or other action required or permitted to be taken by this Agreement may be taken by written consent signed by not less than the requisite percentage in interest of parties required or permitted to take such vote or other action.

         SECTION 21.09. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware; PROVIDED, HOWEVER, that the nature and extent of the obligation of any member of the Advisory Committee to Persons other than the Partnership and any one or more Partners in their capacities as such shall be determined under the laws of the jurisdiction or jurisdictions imposing such obligations.

         SECTION 21.10. Securities Act Matters. Each Partner understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Partnership interests have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Partner agrees with all other Partners that it will not sell or otherwise transfer its interest in the Partnership unless such interest has been so registered or in the opinion of counsel for the Partnership, or of other counsel reasonably satisfactory to the Partnership, such an exemption is available.

         SECTION 21.11. Right to Rely on Authority of General Partner. No Person that is not a Partner, in dealing with the General Partner, shall be required to determine such General Partner's authority to make any commitment or engage in any undertaking on behalf of the Partnership, or to determine any fact or circumstance bearing upon the existence of the authority of the General Partner.

         SECTION 21.12. Tax Matters Partner. The "TAX MATTERS PARTNER", as defined in Section 6231 of the Code, of the Partnership shall be the General Partner (the "TAX MATTERS PARTNER"). The Tax Matters Partner shall not resign as tax matters partner of the Partnership unless, on the effective date of such resignation, the Partnership has designated another general partner as Tax Matters Partner and that general partner has given its consent in writing to its appointment as Tax Matters Partner. The Tax Matters Partner shall receive no additional compensation from the Partnership for its services in that capacity, but all expenses incurred by the Tax Matters Partner shall be borne by the Partnership. The Tax Matters Partner is authorized to employ such accountants, attorneys and agents as it, in its sole discretion, determines are necessary to or useful in the performance of its duties. Any Person who serves as Tax Matters

Partner shall not be liable to the Partnership or to any Partner for any action it takes or fails to take as Tax Matters Partner with respect to any administrative or judicial proceeding involving "PARTNERSHIP ITEMS" (as defined in Section 6231 of the Code) of the Partnership, unless such action or failure to act constitutes a violation of the General Partner's duty of care set forth in Section 3.10.

         SECTION 21.13. Contract Construction. Whenever the content of this Agreement permits, the masculine gender shall include the feminine and neuter genders, and reference to singular or plural shall be interchangeable with the other. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions, and this Agreement shall be construed in all respects as if any such invalid or unenforceable provision(s) were omitted. References in this Agreement to particular sections of the Code or to provisions of Delaware law shall be deemed to refer to such sections or provisions as they may be amended after the date of this Agreement.

         SECTION 21.14. Section Headings. Captions in this Agreement are for convenience only and do not define or limit any term of this Agreement.




                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned has executed this Limited Partnership Agreement of Fleming US Discovery Fund III, L.P. as of the day, month and year first above written.


GENERAL PARTNER:

FLEMING US DISCOVERY PARTNERS, L.P.
(its sole General Partner)

By: Fleming US Discovery, LLC
       the General Partner


    By: _______________________________


    Title: ____________________________

                                                                 APPENDIX A



                                   DEFINITIONS


         For purposes of this Agreement, the following terms shall have the meanings set forth below (such meanings to be equally applicable to both singular and plural forms of the terms so defined). Additional defined terms are set forth in the Sections of this Agreement to which they relate.

         "8% DISTRIBUTION PREFERENCE" shall mean, with respect to any Partner and at any point in time, an amount which if distributed to such Partner at such time would cause the aggregate amount of distributions made to such Partner and such Partner's predecessors in interest by the Partnership (determined with respect to distributions in kind, pursuant to Section 9.03(c)) to equal but not exceed the sum of (a) the balance in such Partner's Contributions Account as of such point in time and (b) an amount equal to the sum of such Partner's (and any such predecessor's) Aggregate 8% Preferential Return as of such point in time.

         "8% PAYBACK PERIOD" shall mean any fiscal period during which each Limited Partner (together with such Limited Partner's predecessors in interest, if any) has received Partnership distributions (determined, with respect to distributions in kind, pursuant to Section 9.03(c)) in aggregate amounts equal to or in excess of the sum of (a) the balance in such Limited Partner's Contributions Account and (b) an amount equal to the sum of such Limited Partner's (and any such predecessor's) Aggregate 8% Preferential Return as of the end of such fiscal period.

         "8% PREFERENTIAL RETURN" shall mean, with respect to any Partner and any calendar month, an amount (not less than zero) equal to such Partner's Unreturned Capital Contribution as of the last day of the preceding calendar month multiplied by .66666% (8% divided by 12 months). A Partner's 8% Preferential Return for: (a) any fiscal period consisting of less than a full calendar month shall be determined by proration on a daily basis, and (b) any fiscal period that is an 8% Payback Period shall be zero.

         "8% PREFERENTIAL RETURN ALLOCATION" shall mean, with respect to any Partner and as of the end of any fiscal period: (a) such Partner's Aggregate 8% Preferential Return determined as of the end of such fiscal period; reduced, but not below zero, by (b) the excess (if any) of (1) the aggregate amount of Net Gain previously allocated to such Partner and such Partner's predecessors in interest (if any) over (2) the aggregate amount of Net Loss and Loss Items previously allocated to such Partner and such predecessors, in each case since the inception of the Partnership.

         "20% SUBORDINATE GAIN ALLOCATION" shall mean, as of the date for which the 20% Subordinate Gain Allocation is being calculated, an amount (not less than zero) equal to

(a) 20% of the excess of (1) the aggregate amount of Net Gain previously allocated to all Partners over (2) the aggregate amount of Net Loss and Loss Items previously allocated to all Partners, in each case (A) since the inception of the Partnership and (B) excluding (i) all Net Gain previously allocated to the General Partner pursuant to Sections 10.02(c)(2) and 10.02(d) and (ii) all Net Loss and Loss Items previously allocated to the General Partner pursuant to Sections 10.03(a) or 10.03(b)(1) to offset such allocations of Net Gain, plus
(b) the amount determined pursuant to the preceding clause (a) multiplied by 25% (20/80). If two fiscal periods end on the same date (for example, when the Partnership enters an 8% Payback Period), any determination of the 20% Subordinate Gain Allocation shall take into account all allocations of Net Gain, Net Loss and Loss Items occurring with respect to the first such fiscal period.

         "ADDITIONAL CAPITAL CONTRIBUTIONS" shall have the meaning set forth in
Section 8.01.

         "ADVISORY COMMITTEE" shall have the meaning set forth in Section 6.01.

         "AFFILIATE" means, with respect to the Person to which it refers, a Person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such subject Person.

         "AGGREGATE 8% PREFERENTIAL RETURN" shall mean, with respect to any Partner and fiscal period, the sum of such Partner's 8% Preferential Returns for each calendar month (and partial month) from the Initial Closing through the end of such fiscal period.

         "CAPITAL ACCOUNT" shall have the meaning set forth in Section 9.02.

         "CERTIFICATE" shall have the meaning set forth in Section 3.04.

         "CODE" means the United States Internal Revenue Code of 1986 and (unless the context requires otherwise) the rules and regulations promulgated thereunder, as amended from time to time.

         "COMMITMENT PERIOD" shall have the meaning set forth in
Section 8.01(b).

         "CONTRIBUTIONS ACCOUNT" shall have the meaning set forth in
Section 9.01.

         "COST" shall mean, with respect to Partnership assets and unless the context otherwise requires, the Partnership's adjusted tax basis in such assets for federal income tax purposes, provided that, if the Partnership has made an election under Section 754 of the Code, such tax basis shall be determined after giving effect to adjustments made under Section 734 of the Code but (except as provided in Treasury Regulation Section 1.734-2(b)(1)) without regard to adjustments made under Section 743 of the Code.

         "DEFAULT CHARGE" shall have the meaning set forth in Section 8.02.

         "DEFAULTING PARTNER" shall have the meaning set forth in Section 8.02.

         "DELAWARE ACT" shall mean the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA PARTNER" shall mean any Limited Partner which is (a) an "employee benefit plan" within the meaning of, and subject to the provisions of, ERISA, (b) the nominee holder of a Limited Partner's interest in the Partnership, the beneficial owner of which interest is such an employee benefit plan, or (c) a partnership consisting in whole or in part of such employee benefit plans which have in the aggregate made capital contributions at least equal to 25% of the total capital contributions made to such partnership.

         "ERISA WITHDRAWAL DATE" shall have the meaning set forth in
 Section 16.03.

         "FINAL CLOSING" shall have the meaning set forth in Section 7.01.

         "Freely Tradeable Security" shall have the meaning set forth in
Section 12.03.

         "GENERAL PARTNER" means Fleming US Discovery Partners, L.P., a limited partnership organized under the laws of the State of Delaware in the United States.

         "INDEMNITEE" shall have the meaning set forth in Section 18.01.

         "INITIAL CLOSING" means the date on which investors are first admitted to the Partnership as Limited Partners.

         "LIMITED PARTNERS" means those Persons listed on SCHEDULE A as limited partners, together with any additional or substituted limited partners admitted to the Partnership after the date hereof.

         "LIQUIDATING DISTRIBUTION" means any distribution made pursuant to
Section 14.02.

         "LOSS ITEMS" means, with respect to any fiscal period, items of gross Partnership loss, deduction or expense for such period.

         "MANAGEMENT AGREEMENT" shall have the meaning set forth in
Section 3.05.

         "MANAGEMENT COMPANY" shall have the meaning set forth in Section 3.05.

         "MANAGEMENT FEE" shall have the meaning set forth in Section 3.05.

         "NET GAIN OR LOSS" means, with respect to any fiscal year, the sum of the Partnership's (a) net gain or loss from the sale or exchange of the Partnership's capital assets during such fiscal year, (b) gain or loss deemed to have been realized by the Partnership, pursuant to Section 10.04, on a distribution in kind of its assets during such fiscal year, and (c) other items of income, gain, loss, deduction and expense for such fiscal year that are not included in (a) or (b), including any income which is exempt from United States federal income tax, all Partnership losses and all expenses properly chargeable to the Partnership, whether deductible or non-deductible and whether described in Section 705(a)(2)(B) of the Code, treated as so described pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), or otherwise. Net Gain or Loss shall be determined in accordance with tax accounting principles rather than generally accepted accounting principles.

         "OFFSHORE PARTNERSHIP" means Fleming US Discovery Offshore Fund III, L.P., a limited partnership organized under the laws of Bermuda.

         "ORGANIZATIONAL EXPENSES" shall mean any fees, costs or expenses incurred by the Partnership to the extent attributable to the organization of the Partnership or the offer or sale of interests to the Limited Partners.

         "PARTNERS" means the General Partner and the Limited Partners.

         "PARTNERSHIP" means Fleming US Discovery Fund III, L.P., a limited partnership organized under the laws of the State of Delaware.

         "PERISA PARTNERS" shall have the meaning set forth in Section 16.07.

         "PERSON" means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

         "PLAN ASSETS REGULATIONS" shall mean the regulations concerning the definition of "Plan Assets" under ERISA adopted by the United States Department of Labor and codified in 29 C.F.R. ss.2510.3-101.

         "PORTFOLIO COMPANY" means any entity in which the Partnership has made an investment in furtherance of its primary objectives as set forth in Section
2.03 (other than a temporary investment of the Partnership's idle funds pending the use of those funds in furtherance of those primary objectives) or a successor in interest to such entity.

         "PORTFOLIO SECURITY" means any security of a Portfolio Company.

         "PUBLIC SECURITIES MARKET" means any United States national or regional securities exchange, including but not limited to the New York Stock Exchange, the American Stock Exchange, and regional United States exchanges, and any recognized United States national or regional automated quotation system, listing service or other form of securities exchange or trading forum, including but not limited to the automated quotation system and listing services maintained by the United States National Association of Securities Dealers, Inc.; and the phrase "traded in a Public Securities Market" means publicly traded on or through any such exchange, system, listing service or forum.

         "REGULATORY ALLOCATIONS" shall have the meaning set forth in
Section 10.06(e).

         "RESTORATION AMOUNT" means (a) with respect to any Partner and at any time, any amount of such Partner's Subscription that such Partner has not contributed in cash to the Partnership as of such time and (b) solely with respect to the General Partner and at any time, the aggregate amount of distributions received by the General Partner, but only to the extent that such aggregate amount exceeds the sum of (x) the aggregate amount of distributions the General Partner would have received if all distributions occurring on or prior to the date of determination had been made to all Partners in proportion to the balances in their respective Contributions Accounts and (y) the aggregate amount of Tax Distributions made to the General Partner as of the date of determination (to the extent not taken into account under the preceding clause
(x)).

         "SECURITIES ACT" means the United States Securities Act of 1933, as amended from time to time.

         "SUBSCRIPTION" means, with respect to any Partner, the total amount that such Partner has agreed to contribute to the Partnership as reflected in SCHEDULE A opposite such Partner's name under the column headed "Total Subscription."

         "SUCCESSOR ENTITY" shall have the meaning set forth in Section 3.08(b).

         "TAX DISTRIBUTION" means any distribution made by the Partnership pursuant to Section 11.01; PROVIDED, HOWEVER, that for purposes of determining the aggregate amount of Tax Distributions made to any Partner with respect to any fiscal period during the term of the Partnership, each Partnership distribution made with respect to such fiscal period shall be treated as a Tax Distribution to the extent such distribution, when added to all prior distributions made to such Partner during such fiscal period, does not exceed the amount determined pursuant to Section 11.01(a) for such fiscal period (determined without regard to Section 11.01(b)).

         "TAX MATTERS PARTNER" shall have the meaning set forth in
Section 21.12.

         "TRANSFER" means any transfer, sale, assignment, gift, pledge, hypothecation or other disposition or encumbrance of an interest in the Partnership.

         "TREASURY REGULATIONS" mean the Procedure and Administration Regulations promulgated by the United States Department of the Treasury under the Code, as amended.

         "UNRETURNED CAPITAL CONTRIBUTION" shall mean, with respect to any Partner and as of any date: (a) the sum of (1) such Partner's aggregate paid-in capital contributions as of such date plus (2) any part of a Default Charge added to such Partner's Contributions Account as of such date; reduced (but not below zero) by (b) the sum of (1) the aggregate amount of all distributions made by the Partnership to such Partner as of such date (determined, with respect to distributions in kind, pursuant to Section 9.03(c)) and (2) any Default Charge subtracted from such Partner's Contributions Account as of such date.

                  For purposes of this definition: (w) any capital contribution actually received by the Partnership from such Partner during any calendar month or within five days thereafter shall be deemed to have been received on the last day of such calendar month; (x) any distribution actually made to such Partner during any calendar month shall be deemed to have been made or paid, as the case may be, on the last day of such month; (y) any adjustment to such Partner's Unreturned Capital Contribution attributable to a Default Charge shall be deemed to have occurred as of the last day of the calendar month that includes the day which is 45 days after the General Partner delivered the notice described in
Section 8.02(b) with respect to the Default Charge involved; and (z) all contributions made to the Partnership by such Partner's predecessors in interest (if any), all distributions made by the Partnership to any such predecessors, and all adjustments to the Contributions Accounts of any such predecessors shall be taken into account as if such contributions had been made by, such distributions had been made to, and such adjustments had been made to the Contributions Account of, such Partner.

                                                                     Appendix 1


                ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF
                    EACH REPORTING PERSON REQUIRED BY ITEM 2



REPORTING PERSON                      PRINCIPAL BUSINESS
                                      AND OFFICE ADDRESS            PLACE OF ORGANIZATION           PRINCIPAL BUSINESS

Fleming US Discovery Fund III, L.P.   320 Park Avenue, 11th Floor   Delaware limited partnership    to invest in securities with a
("US Fund")                           New York, NY 10022                                            view to long-term capital
                                                                                                    appreciation



Fleming US Discovery Offshore         c/o Bank of Bermuda, Ltd,.    Bermuda limited partnership     to invest in securities with a
Fund III, L.P.                        6 Front St                                                    view to long-term capital
("Offshore Fund," with US Fund,       Hamilton HM 11 Bermuda                                        appreciation
 the "Funds")


Fleming US Discovery Partners, L.P.   320 Park Avenue, 11th Floor   Delaware limited partnership    to act as the general partner
("Fleming Partners")                  New York, NY  10022                                           of the Funds


Fleming US Discovery, LLC             320 Park Avenue, 11th Floor   Delaware limited liability      to act as the sole general
                                      New York, NY 10022            company                         partner of Fleming Partners


Robert Fleming, Inc.                  320 Park Avenue, 11th Floor   Delaware corporation           a registered investment
                                      New York, NY 10022                                           adviser and broker-dealer


Robert Fleming Holdings, Ltd.         25 Copthall Avenue            United Kingdom company         to provide international
                                      London EC2B 7PQ, England                                     investment banking, asset
                                                                                                   management and securities
                                                                                                   brokerage services to its
                                                                                                   clients


                                                                      Appendix 2

                       INFORMATION ABOUT REPORTING PERSONS
                               REQUIRED BY ITEM 2


              MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC

MANAGERS
          Robert Fleming, Inc.
          Robert L. Burr
          Christopher M.V. Jones
          Eytan M. Shapiro*
          Timothy R.V. Parton*

EXECUTIVE COMMITTEE

           Arthur A. Levy
           Iain O.S. Saunders
           Jonathan K.L. Simon
           Robert L. Burr
           Christopher M.V. Jones

INVESTMENT COMMITTEE

           Robert L. Burr
           Christopher M.V. Jones
           Eytan M. Shapiro
           Timothy R.V. Parton

* Eytan M. Shapiro and Timothy R.V. Parton are United Kingdom  citizens.  Robert
L. Burr is a United States citizen. Their business address is 320 Park Avenue, 11th Floor, New York, New York 10022. The citizenship and business address, for each of the remaining persons listed above is contained in "Executive Officers and Directors of Robert Fleming, Inc."

             EXECUTIVE OFFICERS AND DIRECTORS OF ROBERT FLEMING, INC.

Name:                      W. Lawrence Banks
Citizenship:               United Kingdom
Business Address:          Robert Fleming & Co.
                           25 Copthall Avenue
                           London EC2R-7DR, England
Title:                     Chairman of the Board


Name:                      Arthur A. Levy
Citizenship:               United States
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Vice Chairman and Director


Name:                      Christopher M.V. Jones
Citizenship:               United Kingdom
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director


Name:                      Larry A. Kimmel
Citizenship:               United States
Business Address:          Robert Fleming,Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Vice President and Director of Compliance



Name:                      Iain O.S. Saunders
Citizenship:               United Kingdom
Business Address:          Robert Fleming & Co.
                           25 Copthall Avenue
                           London EC2R-7DR, England
Title:                     Director

Name:                      Jonathan K.L. Simon
Citizenship:               United Kingdom
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director


Name:                      Andrea M. Whitmore
Citizenship:               United Kingdom
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Chief Financial Officer and Vice President


Name:                      Stewart R. Massey
Nationality:               United States
Business Address:          Robert Fleming, Inc.
                           320 Park Avenue
                           New York, NY 10022
Title:                     Director and President

             OFFICERS AND DIRECTORS OF ROBERT FLEMING HOLDINGS, LTD.

BOARD OF DIRECTORS*                                CITIZENSHIP
-------------------                                -----------

John Manser CBE                                    United Kingdom
Chairman

Peter Jamieson                                     United Kingdom
Deputy Chairman

W. Lawrence Banks                                  United Kingdom
Deputy Chairman

William Garrett                                    United Kingdom
Group Chief Executive

Phillip Wichelow                                   United Kingdom

Patrick Gifford                                    United Kingdom

Iain O.S. Saunders                                 United Kingdom

John Emly                                          United Kingdom

Paul Bateman                                       United Kingdom

Tony Chambers                                      United Kingdom

Tom Hughes-Hallett                                 United Kingdom

Michael Baines                                     United Kingdom

David Boardman                                     United Kingdom

Robin Fleming                                      United Kingdom

Ken Inglis                                         United Kingdom

Arthur A. Levy                                     United States

Bernard Taylor                                     United Kingdom

Sir Robin Renwick KCMG                             United Kingdom

John Archibald                                     United Kingdom

Peter Barton                                       United Kingdom

Ian Hannam                                         United Kingdom


*With the exception of Arthur A. Levy, the business address for each of the above persons is 25 Copthall Avenue, London EC2R- 7DR, England. The titles below the first four names refer to officer titles.

                                                                     Appendix 3


         INFORMATION ABOUT THE DISPOSITION OF THE ISSUER'S COMMON STOCK
                               REQUIRED BY ITEM 5


DATE            NUMBER OF SHARES     AVERAGE PRICE PER SHARE     METHOD OF SALE
----            ----------------     -----------------------     --------------

July 10, 1997         5,000              $12.1250                All sell orders transacted
                                                                 on Nasdaq National Market through
July 11, 1997        32,500              $11.8519                a broker on an agency basis

July 14, 1997        18,200              $12.0000

July 15, 1997       105,700              $12.1664

July 16, 1997        56,900              $12.8514

July 17, 1997        10,900              $13.2500

July 21, 1997        25,200              $13.2951

July 24, 1997         2,500              $12.8750
